



Date : August 26, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302



Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

SUPPL

With reference to above and as required under Rule 12g3-2(b) exemption, we are enclosing the information as mentioned in the Annexure furnished to all Indian Stock Exchanges since April 1, 2005 for your records.

Kindly note that henceforth whatever information/documents provided/submitted to Indian Stock Exchanges will be submitted to you simultaneously.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

IS/ISO 9001 : 2000

Annexure

No.	Nature of Report of Announcement	Date made public, filed or distributed	Entity requiring information to be made public, filed or distributed
1	Payment of Annual Listing Fee 2005-2006 (Shares)	11th April 2005	BSE, NSE, MSE
2	Payment of Annual Listing Fee 2005-2006 (Debentures)	11th April 2005	BSE, NSE, MSE
3	Notification that the audited financial results for the year ended 31st March 2005 will be published on or before 30th June 2005	11th April 2005	BSE, NSE, MSE
4	Annual Disclosure of shareholding in terms of clause 8.1(c) of the Company's Code of Conduct for Prevention of Insider Trading in its securities under SEBI (Prohibition of Insider Trading) Regulations, 1992	11th April 2005	BSE, NSE, MSE
5	Submission of (i) Distribution of Shareholding and (ii) Compliance Report on Corporate Governance in respect of quarter ended 31st March 2005 pursuant to Clauses 35 and 49 respectively, of the Listing Agreement	12th April 2005	BSE, NSE, MSE
6	Notification to convene Board Meeting to consider (i) the issue of equity shares/Depositary Receipts/Convertible Share Warrants/Foreign Currency Convertible Bond, (ii) Preferential issue of warrants convertible into equity shares to promoters/promoter group and (iii) Preferential issue of equity shares to certain existing institutional investors.	14th April 2005	BSE, NSE, MSE
7	Compliance Certificate by Lakshmmi Subramanian & Associates, Practicing company secretary for half year ended September 30, 2004 pursuant to clause 11(B) of the Listing Agreement	16th April 2005	BSE, NSE, MSE
8	Notification of aprpoval from the Board meeting for the issue of (i) Global Depositary Receipts and (ii) warrants convertible into equity shares up to 2.5% of the existing share capital to promoters/promoter group	18th April 2005	BSE, NSE, MSE
9	Secretarial Audit Report dated April 4, 2005 for quarter ended 31st March 2005 by Lakshmmi Subramanian & Associates, Practicing Company Secretaries	19th April 2005	BSE, NSE, MSE

10	Disclosure under regulation 8(3) of SEBI (Substantial Acquisitions of Shares and Takeover) Regulations 1977 in respect of the shareholding of persons referred to under Reg. 8(1) and 8(2) as on March 31, 2005	25th April 2005	BSE, NSE, MSE
11	Submission of Notice to convene Extraordinary General Meeting	29th April 2005	BSE, NSE, MSE
12	Application of in-principal approval to list and allot equity shares for a proposed offering of GDRs aggregating to US$ 75 million and submission of certified extracts of Board resolution for the issue of GDRs and other related documents in items 6, 8 and 11	5th May 2005	BSE, NSE, MSE
13	Notification of meeting of Board of Directors to consider and approve (i) Audited Financial Results of the Company for the year ended 31st March 2005 (ii) Audited Consolidated Financial Results of the Company and its Subsidiaries, Joint Ventures and Associates for the year ended 31st March 2005 and (iii) Recommendation of dividend on Equity Shares	10th May 2005	BSE, NSE, MSE
14	Notification of following changes in the directorships. (i) Mr. Sanjay Sehgal has resigned as an Alternate Director to Mr. Anil Thadani w.e.f 18th April 2005 and Mr. Sunil Chandiramani has appointed in the place of Mr.Sanjay Sehgal	17th May 2005	BSE, NSE, MSE
15	Disclosure under Regulation 13(6) of SEBI Prohibitionof Insider Trading Regulation 1992 in respect of shares held by Mr. Sunil Chandiramani	18th May 2005	BSE, NSE, MSE
16	Notification of decisions made at the Board Meeting relating to the matters listed in item No.13, including the date fixed for the Company's Annual General Meeting and also Book closure dates	23rd May 2005	BSE, NSE, MSE
17	Clarification on book closure for entitlement of dividend to shareholders	24th May 2005	BSE, NSE, MSE
18	Publication of audited financial results and audited consolidated financial results for the year ended 31st March 2005	25th May 2005	BSE, NSE, MSE
19	Submission of Proceedings of Extraordinary General Meeting held on 24th May 2005	25th May 2005	BSE, NSE, MSE

20	Notification of record date for payment of interest for the quarter/half year ended 30th June 2005 to holders of :- (i) 10.80% - 22 Secured Non Convertible Debentures of Rs.1 crore each aggregating to Rs. 22 crores (ii) 10.80% - 3 Secured Non Convertible Debentures of Rs.1 crore each aggregating to Rs. 3 crores (iii) 8.57% - 200 Secured Non Convertible Debentures of Rs.10 lakhs each aggregating to Rs. 20 crores and (iv) 7.27% - 100 Secured Non Convertible Debentures of Rs.10 lakhs each aggregating to Rs. 10 crores	30th May 2005	NSE *
21	Notification of approval by Committee of Board of Directors to allot 1,039,965 convertible equity share warrants to promoters.	6th June 2005	BSE, NSE, MSE
22	Notification of Press Release on GDR Issue	8th July 2005	BSE, NSE, MSE
23	Notification of meeting of Board of Directors to consider and approve the Unaudited Financial Results of the Company for the quarter ended 30th June 2005	11th July 2005	BSE, NSE, MSE
24	Submission of (i) Distribution of Shareholding and (ii) Compliance Report on Corporate Governance in respect of quarter ended 30th June 2005 pursuant to Clauses 35 and 49 respectively, of the Listing Agreement	11th July 2005	BSE, NSE, MSE
25	Application for obtaining in-principle approval for listing 8,350,000 equity shares underlying GDRs	14th July 2005	BSE, NSE, MSE
26	Submission of Annual Report of the Company for the year 2004-2005	18th July 2005	BSE, NSE, MSE
27	Submission of unaudited financial results for the quarter ended 30th June 2005	25th July 2005	BSE, NSE, MSE
28	Publication of Unaudited financial results for the quarter ended 30th June 2005 in the newspaper and submission of Secretarial Audit Report for the quarter ended 30th June 2005	27th July 2005	BSE, NSE, MSE
29	Notification of aprpoval of Committee of Directors to aprpove the allotment of 650,000 equity shares underlying GDRs to the Bank of New York	28th July 2005	BSE, NSE, MSE

30	Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulation 1992 in respect of shares sold by TWL Holdings Limited	3rd August 2005	BSE, NSE, MSE
31	Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulation 1992 in respect of shares purchased by Bisikan Bayu Investments (Mauritius) Limited	3rd August 2005	BSE, NSE, MSE
32	Application for listing 650,000 equity shares underlying GDRs along with relevant annexures	3rd August 2005	BSE, NSE, MSE

BSE - Bombay Stock Exchange Limited, Mumbai
NSE - National Stock Exchange, Mumbai
MSE - Madras Stock Exchange, Chennai

* Please note that the Non Convertible Debentures are listed and traded only at Wholesale Debt Market Segment of NSE.





Apollo Hospitals
CHENNAI
touching lives

April 11, 2005

The Manager,
Listing Department - WDM,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.



RECEIVED
AUG 3 1 2005
WASH. D.C.
185
SECTION

Dear Sir,

Sub : Annual Listing Fee for the year 2005-2006.

Please find enclosed Demand draft (vide D.D No. 130746, 8/4/2005) drawn on Canraa Bank, Thousand Lights, Chennai – 600 006 for Rs. 35,700/- (Rupees Thirty Five Thousand Seven Hundred only) towards annual listing fee for the year 2005-2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

केनरा बैंक CANARA BANK
थाउजण्ड लाइट्स, चेन्नै
THOUSAND LIGHTS, CHENNAI - 600 006
(0941)

130746 08-04-2005

मांगने पर ON DEMAND PAY NATIONAL STOCK EXCHANGE OF INDIA
को या उनके आदेश पर OR ORDER प्राप्त मूल्य के लिए

रुपये RUPEES Thirty Five Thousand Seven Hundred only

रु. Rs ***********35,700.00

अदा करें । FOR VALUE RECEIVED

कृते केनरा बैंक For CANARA BANK

केनरा बैंक CANARA BANK INR. 35,700.00 ******

A. POYYAMOZHI
Officer
S.P. No. 35573

प्राधिकृत हस्ताक्षरकर्ता Authorised Signatory | नाम Name | पदनाम Designation | अ.सं. S.P. No.

DDMB/MUMBAI(0101) Drawee Branch, D.P. Code

केवल छः महीने के लिए वैध VALID FOR SIX MONTHS ONLY

9 8 7 6 5 4) 2 1

⑈130746⑈ 000015000⑆ 520941⑈ 16




Apollo Hospitals
CHENNAI
touching lives

April 11, 2005

The Manager,
Listing Department,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Annual Listing Fee for the year 2005-2006.

Please find enclosed Demand draft (vide D.D No. 130747, 8/4/2005) drawn on Canraa Bank, Thousand Lights, Chennai – 600 006 for Rs. 42,000/- (Rupees Forty Five Thousand only) towards annual listing fee for the year 2005-2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

केनरा बैंक CANARA BANK

थाउजेण्ड लाइट्स, चेन्नै
THOUSAND LIGHTS, CHENNAI - 600 006 (0941)

130747 08-04-2005

मांगने पर ON DEMAND PAY

NATIONAL STOCK EXCHANGE OF INDIA LTD को या उनके आदेश पर OR ORDER प्राप्त मूल्य के लिए

रुपये RUPEES

एला OL Forty Two Thousand only

रु. Rs. ************42,000.00

अदा करें / FOR VALUE RECEIVED

केवल छः महीने के लिए वैध VALID FOR SIX MONTHS ONLY

9 8 7 6 5) 3 2 1

कृते केनरा बैंक For CANARA BANK

केनरा बैंक CANARA BANK ******* INR. 42,000.00 ******

POYYAMOLI Officer S.P. No: 35573

प्राधिकृत हस्ताक्षर कर्ता Authorised Signatory नाम Name पदनाम Designation ह.अ.सं. S.P. No.

DDMB/MUMBAI(0101) Drawee Branch, D.P. Code

⑈130747⑈ 000015000⑆ 520941⑈ 16




Apollo Hospitals
CHENNAI
touching lives

April 11, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E)
Mumbai - 400 051.

Dear Sir,

Please be informed that we are in the process of finalisation of auditing the accounts for the year ended 31st March 2005 and the audited results will be published on or before 30th June 2005, as per the requirements of the stock exchange listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives


4

AHEL / SEC / 2005

12th April 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub :- Annual Disclosure of shareholding in terms of SEBI (Prohibition of Insider Trading) Regulation 1992 – Reg.

....

With reference to the above subject, please find enclosed the details of annual disclosure of shareholding received from Directors, Officers and Designated Employees in terms of clause 8.1(c) of Company's Code of Conduct for Prevention of Insider Trading in its securities under SEBI (Prohibition of Insider Trading) Regulations 1992.

This is for your information and records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



Apollo Hospitals
CHENNAI
touching lives

Statement of details of transactions in the shares of the Company by Directors / Officers and Designated Employees during the year 2004 – 2005.

Sl.No	Name	Number of Shares held as on		Changes During the Year (B-A)
		01/04/2004 (A)	31/03/2005 (B)	
	Directors			
1	Dr. Prathap C. Reddy	1464593	1464593	Nil
2	Ms. Preetha Reddy	639670	724670	85000*
3	Ms. Suneeta Reddy	386795	396795	10000*
4	Ms. Sangita Reddy	1281254	1281254	Nil
5	Mr. P. Obul Reddy	50000	5000	-45000*
6	Mr. T.M. Joseph	23200	23200	Nil
7	Mr. Habibullah Badsha	5403	5403	Nil
8	Mr. Rafeeque Ahamed	20000	20000	Nil
9	Mr. N. Vaghul	Nil	Nil	Nil
10	Mr. Anil Thadani	Nil	Nil	Nil
11	Mr. Deepak Vaidya	Nil	Nil	Nil
12	Mr. T.K. Balaji	Nil	Nil	Nil
13	Mr. Rajkumar Menon	Nil	Nil	Nil
14	Mr. Chittaranjan Kumar	Nil	Nil	Nil
15	Mr. Sanjay K. Sehgal	Nil	Nil	Nil
	Officers			
1	Mr. K.Padmanabhan	11	11	Nil
2	Mr. George Eapen	25	25	Nil
3	Mr. S.K. Venkataraman	25	25	Nil
4	Mr.V.C.Krishnan	Nil	Nil	Nil
	Designated Employees			
1	Mr.V.Venugopal	Nil	Nil	Nil
3	Mr. L N. Reddy	550	250	-300
4	Mr. Baskar Reddy	Nil	Nil	Nil
5	Mr Obul Reddy	Nil	Nil	Nil
6	Mr. Dasaratharama Reddy	Nil	Nil	Nil

(*) Interse Transfer

Note : All the transactions taken place during the year has duly complied with the applicable provisions of company's code of conduct and SEBI (Prohibition of Insider Trading) Regulations 1992

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary


Apollo Hospitals
CHENNAI
touching lives

Statement of details of transactions in the shares of the Company by Directors / Officers and Designated Employees during the year 2004 – 2005.

Sl.No	Name	Number of Shares held as on		Changes During the Year (B-A)
		01/04/2004 (A)	31/03/2005 (B)	
	Directors			
1	Dr. Prathap C. Reddy	1464593	1464593	Nil
2	Ms. Preetha Reddy	639670	724670	85000*
3	Ms. Suneeta Reddy	386795	396795	10000*
4	Ms. Sangita Reddy	1281254	1281254	Nil
5	Mr. P. Obul Reddy	50000	5000	-45000*
6	Mr. T.M. Joseph	23200	23200	Nil
7	Mr. Habibullah Badsha	5403	5403	Nil
8	Mr. Rafeeque Ahamed	20000	20000	Nil
9	Mr. N. Vaghul	Nil	Nil	Nil
10	Mr. Anil Thadani	Nil	Nil	Nil
11	Mr. Deepak Vaidya	Nil	Nil	Nil
12	Mr. T.K. Balaji	Nil	Nil	Nil
13	Mr. Rajkumar Menon	Nil	Nil	Nil
14	Mr. Chittaranjan Kumar	Nil	Nil	Nil
15	Mr. Sanjay K. Sehgal	Nil	Nil	Nil
	Officers			
1	Mr. K.Padmanabhan	11	11	Nil
2	Mr. George Eapen	25	25	Nil
3	Mr. S.K. Venkataraman	25	25	Nil
4	Mr.V.C.Krishnan	Nil	Nil	Nil
	Designated Employees			
1	Mr.V.Venugopal	Nil	Nil	Nil
3	Mr. L N. Reddy	550	250	-300
4	Mr. Baskar Reddy	Nil	Nil	Nil
5	Mr Obul Reddy	Nil	Nil	Nil
6	Mr. Dasaratharama Reddy	Nil	Nil	Nil

(*) Interse Transfer

Note : All the transactions taken place during the year has duly complied with the applicable provisions of company's code of conduct and SEBI (Prohibition of Insider Trading) Regulations 1992

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary

9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
..n : 5681 Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com




Apollo Hospitals
CHENNAI

AHEL / SEC / 2005

12th April 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub: - Compliance with Listing Agreement – Reg.

....

With reference to the above subject, please find enclosed the following

(i) Distribution of Shareholding for the quarter ended 31st March 2005 along with list of persons / entities holding more than 1% of the share capital pursuant to clause 35 of the listing agreement.

(ii) Compliance Report on Corporate Governance for the quarter ended 31st March 2005 pursuant to clause 49 of the listing agreement.

As regards to the promoters shareholding in distribution schedule we would like bring to your attention that the promoters shareholding has been realigned in accordance with SEBI (Substantial acquisition of shares and Takeovers) (Second Amendment) Regulations 2004.

Please note that the above information are posted on the company's website.

Kindly take on record the above.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st March 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,070,429	33.82
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	14,070,429	33.82
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	246,934	0.59
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	990,022	2.38
(c)	Foreign Institutional Investors	11,604,210	27.90
	Sub-Total	12,841,166	30.87
4	**Others**		
(a)	Private Corporate Bodies	1,075,937	2.59
(b)	Indian Public	6,034,786	14.51
(c)	NRIs/OCBs	1,282,955	3.08
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	14,687,023	35.31
	GRAND TOTAL	41,598,618	100

Note

(I) Total Foreign Shareholdings 19,180,510 46.11

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Details of persons/entities holding more than 1% of the shares

As on 31/03/2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	**PROMOTERS' HOLDING**			
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Shobana Kamineni	1,089,976	2.62
		Ms. Sangita Reddy	1,281,254	3.08
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,437,431	13.07
	Sub-Total		12,516,571	30.09
B.	**NON PROMOTERS' HOLDING**			
3	**Institutional Investors**			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,372,566	3.30
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	707,199	1.70
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	430,499	1.03
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		FID Funds (Mauritius) Ltd	696,352	1.67
		Robeco Capital Growth Funds	800,000	1.92
		Capital International Emerging Markets Fund	432,300	1.04
	Sub-Total		9,900,559	23.80
4	**Others**			
d	Any Other (Please specify)	TWL Holdings Limited	6,293,345	15.13
	Sub-Total		6,293,345	15.13
		GRAND TOTAL	28,710,475	69.02

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company Apollo Hospitals Enterprise Limited

Quarter ending on 31st March 2005

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.

S K Venkataraman


Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

12th April 2005

The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

Dear Sir,

Sub: - Compliance with Listing Agreement – Reg.

....

With reference to the above subject, please find enclosed the following

(i) Distribution of Shareholding for the quarter ended 31st March 2005 along with list of persons / entities holding more than 1% of the share capital pursuant to clause 35 of the listing agreement.

(ii) Compliance Report on Corporate Governance for the quarter ended 31st March 2005 pursuant to clause 49 of the listing agreement.

As regards to the promoters shareholding in distribution schedule we would like bring to your attention that the promoters shareholding has been realigned in accordance with SEBI (Substantial acquisition of shares and Takeovers) (Second Amendment) Regulations 2004.

Please note that the above information are posted on the company's website.

Kindly take on record the above.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LTD.,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

Encl : a/a

ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 31st March 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,070,429	33.82
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,070,429**	**33.82**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	246,934	0.59
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	990,022	2.38
(c)	Foreign Institutional Investors	11,604,210	27.90
	Sub-Total	**12,841,166**	**30.87**
4	**Others**		
(a)	Private Corporate Bodies	1,075,937	2.59
(b)	Indian Public	6,034,786	14.51
(c)	NRIs/OCBs	1,282,955	3.08
(d)	Any other-Foreign Companies	6,293,345	15.13
	Sub-Total	**14,687,023**	**35.31**
	GRAND TOTAL	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings 19,180,510 46.11

For APOLLO HOSPITALS ENTERPRISE LTD.

S. K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &

Details of persons/entities holding more than 1% of the shares

As on 31/03/2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	**PROMOTERS' HOLDING**			
1	**Indian Promoters**			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Shobana Kamineni	1,089,976	2.62
		Ms. Sangita Reddy	1,281,254	3.08
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,437,431	13.07
	Sub-Total		12,516,571	30.09
B.	**NON PROMOTERS' HOLDING**			
3	**Institutional Investors**			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,400,000	3.37
		Emerging Markets Growth Fund Inc	1,372,566	3.30
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	707,199	1.70
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	430,499	1.03
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		FID Funds (Mauritius) Ltd	696,352	1.67
		Robeco Capital Growth Funds	800,000	1.92
		Capital International Emerging Markets Fund	432,300	1.04
	Sub-Total		9,900,559	23.80
4	**Others**			
d	Any Other (Please specify)	TWL Holdings Limited	6,293,345	15.13
	Sub-Total		6,293,345	15.13
		GRAND TOTAL	28,710,475	69.02

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company Apollo Hospitals Enterprise Limited

Quarter ending on 31st March 2005

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

April 14, 2005

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra – Kurla Complex
Bandra (E) Mumbai – 400 051.

Dear Sir,

Sub : Board Meeting.

We wish to inform you that the Board of Directors of the Company in the meeting scheduled to be held on April 18, 2005 shall in addition to other matters discuss the following:

- Further issue of Equity shares/ Depository Receipts / Convertible Share Warrants / FCCB on preferential basis being listed on the one or more international capital markets along with an option being provided to our existing shareholders to divest their holdings in the overseas market through the mechanism of Sponsored route;
- Preferential issue of warrants convertible into equity shares to the promoters / promoter group;
- Preferential issue of equity shares to certain existing institutional investors

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / SHARES / 2005

16th April, 2005

THE SECRETARY,
NATIONAL STOCK EXCHANGE,
No.9, EXCHANGE PLAZA 5th FLOOR,
PLOT NO C/1 'G' BLOCK,
BANDRA – KURLA COMPLEX,
BANDRA EAST,
MUMBAI 400 051.

Dear Sir,

Pursuant to clause 11(B) of the listing agreement, please find enclosed compliance certificate from Practising Company Secretary which is self explanatory.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

April 15, 2005

To

All the Listed stock Exchanges

Dear Sir,

Sub: Compliance Certificate - Reg.

****

We have examined the relevant books and records of **M/S. APOLLO HOSPITALS ENTERPRISE LIMITED** produced before us for the purpose of issuing the Certificate under the Listing Agreement with the Stock Exchanges and based on our such examination as well as information and explanations furnished to us, which to the best of our knowledge and belief were necessary for the purposes of our certification, we hereby certify that in our opinion and according to the best of our information and belief the company has, in relation to the half year ended 31st March 2005 processed and delivered all share certificates within the period stipulated under the Listing agreement from the date of lodgement for transfer, transmission.

LAKSHMMI SUBRAMANIAN & ASSOCIATES CHENNAI - 6.

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S.
CP No. 1087

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273, Fax: 044 - 52142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, srisecadmin@touchtelindia.net.




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

April 18, 2005


SEC MAIL PROCESSING
RECEIVED
AUG 8 2005
WASH. D.C.
185
SECTION

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, "G" Block
Bandra – Kurla Complex
Bandra (E) Mumbai – 400 051.

Dear Sir,



Sub : Board Meeting held on April 18, 2005

We wish to inform you that the Board of Directors of the Company at its meeting held today approved the following, in addition to other matters;

- Subject to required approvals being obtained, including approval of the members of the company to issue Global Depository Receipts (GDRs)to be listed on the one or more international stock exchange(s) comprising issue of new shares in the form of GDRs for an amount up to USD 75 million as also an offering of Sponsored GDRs by way of sale of shares by existing shareholders up to an amount of USD 60 million on such terms and conditions as may be approved by the Board;

- Subject to required approvals being obtained, including approval of the members of the company to issue warrants convertible into equity shares up to 2.5% of the existing share capital to the promoters / promoter group. The issue price shall not be less than the price calculated in accordance with SEBI guidelines for preferential allotment of shares/warrants and would be issued on such terms and conditions as may be approved by the Board;

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / SHARES / 2005

19th April, 2005

The Secretary,
National Stock Exchange of India Ltd,
No.9, Exchange Plaza 5th Floor,
Plot No C/1 'G' Block,
Bandra - Kurla Complex,
Bandra East,
Mumbai 400 051.

Dear Sir,

Sub : Secretarial Audit Report for the Quarter ended 31st March 2005

Please find enclosed the Secretarial Audit Report for the quarter ended 31st March 2005 duly certified by Mrs. Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt,

Thanking you,

Yours faithfully,
for APOLLO HOSPITALS ENTERPRISE LIMITED

LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

.shmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S
Practising Company Secretaries

April 4, 2005

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2005

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st March 2005.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273, 38292272 Fax: 044 - 52142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, sripartha@eth.net

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	**31st March 2005**
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	4,15,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	4,15,98,618	
The Stock Exchange, Mumbai	4,15,98,618	
National Stock Exchange	4,15,98,618	
12 Held in dematerialised form in CDSL	3,25,437	0.78%
13 Held in dematerialised form in NSDL	3,56,08,365	85.60%
14 Physical	56,64,816	13.62%
15 Total No. of shares (12+13+14)	4,15,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	------------	--------------	Nil ------	-----------	----------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

CERTIFIED

-----------------------------------Nil---

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES
"Murugesa Naicker Office Complex"
81, Greams Road, Chennai - 600 006
Phone : 8292272, 8292273




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

25th April 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051

Dear Sir,

Sub :- Disclosure under Regulation 8 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997- Reg.

....

Please find enclosed the disclosure as required under Regulation 8(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of the shareholding of the person referred to under regulation 8(1) and 8 (2) as on 31st March 2005.

As regards to the disclosure of details of shareholding of promoter(s) or every person having control over the company and also persons acting in concert in terms of regulation 8(2) and 8(3), we would like bring to your attention that the same has been realigned in accordance with the amendment made by SEBI (Substantial Acquisition of Shares and Takeovers) (Second Amendment) Regulations 2004.

A copy of the disclosure received by the company under regulation 8(1) and 8 (2) are also enclosed for your reference.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
No.90 , Dr.Radhakrishna Salai
Mylapore, Chennai - 600 004.

SO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

DISCLOSURE OF DETAILS OF SHAREHOLDING BY TARGET/REPORTING COMPANY TO STOCK EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS, 1997

Name of the Reporting Company	Apollo Hospitals Enterprise Limited					
Date of Reporting	25th April 2005					
Name of the Stock Exchanges where shares of reporting company are listed	(1) The Madras Stock Exchange (2) The Stock Exchange, Mumbai (3) National Stock Exchange, Mumbai / Chennai					
(I) Information about persons holding more than 15% shares or voting rights						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005)		As on March 31 (for the year 2004)		Changes if any between (A) & (B)	
	(A)		(B)		(C)	
	Share / VR	%	Share / VR	%	Share / VR	%
TWL Holdings Limited 4th Floor Les Cascades Building Edith Cavell Street, Port-Louis Mauritius	6,293,345	15.13	7,782,802	19.69	-1,489,457	-3.58
Total	6,293,345	15.13	7,782,802	19.69	-1,489,457	-3.58


APOLLO HOSPITALS ENTERPRISE LTD. CH-6

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dr. Prathap C Reddy	1,464,593	3.52	1,464,593	3.71	0	0.00
Ms. Sucharitha Reddy	1,729,937	4.16	1,729,937	4.38	0	0.00
Ms. Preetha Reddy	724,670	1.74	639,670	1.62	85,000	0.20
Ms. Suneeta Reddy	396,795	0.95	386,795	0.98	10,000	0.02
Ms. Shobana Kamineni	1,089,976	2.62	1,089,976	2.76	0	0.00
Ms. Sangita Reddy	1,281,254	3.08	1,281,254	3.24	0	0.00
Ms. Upsana Kamineni	133,638	0.32	120,000	0.30	13,638	0.03
Ms. Sindhoori Reddy	8,200	0.02	8,200	0.02	0	0.00
Mr. P. Obul Reddy	5,000	0.01	50,000	0.13	-45,000	-0.11
Mr. P. Vijayakumar Reddy	666	0.00	40,666	0.10	-40,000	-0.10
Mr. P. Dwarkanath Reddy	0	0.00	10,000	0.03	-10,000	-0.02
Mr.Vishweshwar Reddy	788,710	1.90	788,710	2.00	0	0.00
Ms. Vijayalakshmi E	NA	0.00	50	0.00	NA	0.00
Ms. Meera Reddy	NA	0.00	1,000	0.00	NA	0.00
M/s. PCR Investments Ltd	5,437,431	13.07	5,280,859	13.36	156,572	0.38
M/s. Apollo Health Association	15,600	0.04	15,600	0.04	0	0.00
M/s. Obul Reddy Invst (P) Ltd	5,600	0.01	5,600	0.01	0	0.00
M/s. Om Sindhoori Caps Invst Ltd	NA	0.00	41	0.00	NA	0.00
Mr. Karthik Anand **	110,300	0.27	NA	0.00	NA	0.00
Mr. Harshad Reddy **	105,100	0.25	NA	0.00	NA	0.00
Ms. Sindhoori Reddy **	121,800	0.29	NA	0.00	NA	0.00
Mr. Adithya Reddy **	105,100	0.25	NA	0.00	NA	0.00
Mr. Puvansh Kamineni **	106,100	0.26	NA	0.00	NA	0.00
Ms. Anushpala Kamineni **	129,587	0.31	NA	0.00	NA	0.00
Mr. Anandith Reddy **	115,100	0.28	NA	0.00	NA	0.00
Mr. Viswajith Reddy **	111,150	0.27	NA	0.00	NA	0.00
Mr. Viraj Madhavan Reddy **	84,112	0.20	NA	0.00	NA	0.00
Mr. Anil Khamineni **	10	0.00	NA	0.00	NA	0.00
Total (a)	14,070,429	33.82	12,912,951	32.68	170,210	0.41

Note (**) Included as promoters in accordance with the amended clause 2(h) of SEBI (substantial acquisition and takeovers) (Second Amendment) Regulation 2004

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Subhavathi Suram Reddy	NA	0.00	1,611	0.00	NA	0.00
Puli Gopal Reddy	NA	0.00	550	0.00	NA	0.00
Mainampati Murahar Reddy	NA	0.00	350	0.00	NA	0.00
Dr. Raghuram Reddy	NA	0.00	7,925	0.02	NA	0.00
Swareep V N Reddy	NA	0.00	3,925	0.01	NA	0.00
Metram J Rao	NA	0.00	3,925	0.01	NA	0.00
Damodar Reddy V	NA	0.00	3,925	0.01	NA	0.00
Hema Kumar V	NA	0.00	3,925	0.01	NA	0.00
Sushila Varadarajan	NA	0.00	3,900	0.01	NA	0.00
Dr. Haque C A	NA	0.00	5,250	0.01	NA	0.00
Ravindra Reddy	NA	0.00	4,050	0.01	NA	0.00
Parvathi Rao G	NA	0.00	4,050	0.01	NA	0.00
Raghavan Reddy G	NA	0.00	4,050	0.01	NA	0.00
Ram Bala	NA	0.00	4,050	0.01	NA	0.00
Mani N Aysela	NA	0.00	4,050	0.01	NA	0.00
Padmini Bhaskar	NA	0.00	3,900	0.01	NA	0.00
Juluru P Rao	NA	0.00	7,850	0.02	NA	0.00
Narasimha K Reddy	NA	0.00	3,900	0.01	NA	0.00
Natesan Janakiraman	NA	0.00	3,900	0.01	NA	0.00
Ramesh Reddy K	NA	0.00	3,900	0.01	NA	0.00
Amarendra B Reddy	NA	0.00	3,900	0.01	NA	0.00
Kalpana Reddy Konda	NA	0.00	3,900	0.01	NA	0.00
Rajapuram Ravindra Kumar	NA	0.00	3,900	0.01	NA	0.00
Bhaskaran Joshna	NA	0.00	3,900	0.01	NA	0.00
Nunna Ramanaiah	NA	0.00	4,000	0.01	NA	0.00
Subba R Edupuganti	NA	0.00	3,950	0.01	NA	0.00
Rao C K	NA	0.00	3,800	0.01	NA	0.00
Narendranath Reddy A	NA	0.00	3,950	0.01	NA	0.00
Hymavathi Velkuru Reddy	NA	0.00	3,950	0.01	NA	0.00
Narmadha Kuppasami	NA	0.00	3,950	0.01	NA	0.00

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him

Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Dasaratha R Vemi Reddy	NA	0.00	3,950	0.01	NA	0.00
Jayram Naidu S	NA	0.00	6,400	0.02	NA	0.00
Patadia B C	NA	0.00	3,950	0.01	NA	0.00
Mohan Reddy P	NA	0.00	3,950	0.01	NA	0.00
Ramchandra K Reddy	NA	0.00	3,950	0.01	NA	0.00
Sitaram Reddy	NA	0.00	4,500	0.01	NA	0.00
Ramani P B	NA	0.00	3,950	0.01	NA	0.00
Rajasekhar R	NA	0.00	3,950	0.01	NA	0.00
Gaddum J M Reddy	NA	0.00	11,958	0.03	NA	0.00
Bhaskara Rao Nalam	NA	0.00	3,950	0.01	NA	0.00
Raghu Ram Vollala	NA	0.00	3,950	0.01	NA	0.00
Rangarajan A	NA	0.00	3,950	0.01	NA	0.00
Madhusudan Borde	NA	0.00	4,000	0.01	NA	0.00
Haranatha Reddy V	NA	0.00	3,950	0.01	NA	0.00
Ram Mohana Rao T	NA	0.00	4,000	0.01	NA	0.00
Devidoss C P	NA	0.00	4,000	0.01	NA	0.00
Srinivasan G	NA	0.00	5,325	0.01	NA	0.00
Premila M Umapathi	NA	0.00	2,050	0.01	NA	0.00
Syed F Rahman	NA	0.00	8,100	0.02	NA	0.00
Balsara R K	NA	0.00	4,050	0.01	NA	0.00
Sudhir Maram	NA	0.00	4,050	0.01	NA	0.00
Ramaling Reddy P	NA	0.00	4,050	0.01	NA	0.00
Ramana M Reddy	NA	0.00	4,050	0.01	NA	0.00
Choudary D Voleti	NA	0.00	100	0.00	NA	0.00
Rao V Daluvoy	NA	0.00	4,000	0.01	NA	0.00
Bhoogaraju Shyamala Devi	NA	0.00	4,050	0.01	NA	0.00
Prabhakar Reddy K	NA	0.00	4,500	0.01	NA	0.00
Durairaj S K	NA	0.00	4,100	0.01	NA	0.00
Prasanna N M	NA	0.00	4,400	0.01	NA	0.00
Girish Bhaskar	NA	0.00	4,200	0.01	NA	0.00

(II) Information about Promoter(s) or every person having control over a Company and also persons acting in concert with him						
Name of Promoter(s) or every person(s) having control over a company and persons acting in concert with him	Details of Shareholding/voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2).					
Names	As on March 31 (for the year 2005) (A)		As on March 31 (for the year 2004) (B)		Changes if any between (A) & (B) (C)	
	Share / VR	%	Share / VR	%	Share / VR	%
Lalitha R Reddy	NA	0.00	4,050	0.01	NA	0.00
Lakshmanan S	NA	0.00	4,050	0.01	NA	0.00
Narasimha Reddy C VR	NA	0.00	4,050	0.01	NA	0.00
Ravi V Tamarisa M D	NA	0.00	4,100	0.01	NA	0.00
Vedanathan P K	NA	0.00	4,100	0.01	NA	0.00
Annapurna M Reddy	NA	0.00	4,100	0.01	NA	0.00
Krishnan P Jayaraman	NA	0.00	8,500	0.02	NA	0.00
Amarwai S Reddy	NA	0.00	4,250	0.01	NA	0.00
Cuddapah S	NA	0.00	4,100	0.01	NA	0.00
Puli Gopal Reddy	NA	0.00	4,100	0.01	NA	0.00
Vasudevan M	NA	0.00	4,400	0.01	NA	0.00
Deva Rajan V M	NA	0.00	4,400	0.01	NA	0.00
Reddy A R B	NA	0.00	4,450	0.01	NA	0.00
Venkata Subbi Reddy Satti	NA	0.00	4,400	0.01	NA	0.00
Rajendra Prasad VS	NA	0.00	4,450	0.01	NA	0.00
Jaganadha Reddy P	NA	0.00	4,350	0.01	NA	0.00
Jacob M C	NA	0.00	4,400	0.01	NA	0.00
Mehta G B	NA	0.00	4,500	0.01	NA	0.00
Ranganadham H	NA	0.00	4,650	0.01	NA	0.00
Joseph V Thachil	NA	0.00	5,000	0.01	NA	0.00
Venkateswara Rao D	NA	0.00	4,650	0.01	NA	0.00
Cyril Fernandez	NA	0.00	13,769	0.03	NA	0.00
Tara Seeram	NA	0.00	9,500	0.02	NA	0.00
Sonali Das	NA	0.00	9,550	0.02	NA	0.00
Upendra Acharya	NA	0.00	4,700	0.01	NA	0.00
Total (b)	0	0.00	382,138	0.97	0	0.00
Total (a) + (b)	14,070,429	33.82	13,295,089	33.64	170,210	0.41

20th April 2005

From

Suneeta Reddy
No. 5 Subba Rao Avenue
II Street
Chennai 600 006

To

The Company Secretary
Apollo Hospitals Enterprise Limited
No.19, Bishop Gardens
Raja Annamalipuram
Chennai 600 028.

Dear Sir,

Sub: Disclosure Under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Please find enclosed the disclosure made under Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997 in respect of shares held by us as promoters/persons acting in concert as on 31st March 2005.

Kindly take note of the same.

Thanking you,

Yours faithfully,

SUNEETA REDDY

Encl: a/a

Disclosure of Shareholding to Target Company in Terms of Regulation 8(2) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997			
1	Name of Target Company	Apollo Hospitals Enterprise Ltd.	
2	Particulars of the shareholder (a) Name of person holding more than 15% shares or voting rights. OR (b) Name of Promoter or every person having control over a company and also names of persons acting in concert with him	Not Applicable Annexure Enclosed	
3	Particulars of the Shareholding	Number of shares	% of shares / voting rights to Paid up Capital of Target Company
(i)	Shareholding / voting rights of persons mentioned at (a) above as on 31st March 2005.	Not Applicable	Not Applicable
(ii)	Shareholding or voting rights held by persons mentioned at (b) above as on 31st March 2005.	14,070,429	33.82%

SUNEETA REDDY

Place : Chennai

Date : 20.04.2005

Sl. No.	Names	Share Holding as on 31-Mar-2005	% of Capital
1	Dr. Prathap C Reddy	1,464,593	3.52
2	Ms. Sucharitha Reddy	1,729,937	4.16
3	Ms. Preetha Reddy	724,670	1.74
4	Ms. Suneeta Reddy	396,795	0.95
5	Ms. Shobana Kamineni	1,089,976	2.62
6	Ms. Sangita Reddy	1,281,254	3.08
7	Mr. Karthik Anand	110,300	0.27
8	Mr. Harshad Reddy	105,100	0.25
9	Ms. Sindhoori Reddy	130,000	0.31
10	Mr. Adithya Reddy	105,100	0.25
11	Ms. Upsana Kamineni	133,638	0.32
12	Mr. Puvansh Kamineni	106,100	0.26
13	Ms. Anushpala Kamineni	129,587	0.31
14	Mr. Anandith Reddy	115,100	0.28
15	Mr. Viswajith Reddy	111,150	0.27
16	Mr. Viraj Madhavan Reddy	84,112	0.20
17	Mr. P. Obul Reddy	5,000	0.01
18	Mr. P. Vijayakumar Reddy	666	0.00
19	Mr.Vishweshwar Reddy	788,710	1.90
20	Mr. Anil Khamineni	10	0.00
21	M/s. PCR Investments Ltd	5,437,431	13.07
22	M/s. Obul Reddy Invst (P) Ltd	5,600	0.01
23	M/s. Apollo Health Association	15,600	0.04
	Total	**14,070,429**	**33.82**

TWL HOLDINGS LIMITED

Disclosure of share holding to Target company, in terms of regulations 8(1) and 8(2) {as may be applicable} of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

1. Name of Target company	Apollo Hospitals Enterprise Limited	
2. Particulars of the shareholder 1. Name of person holding more than 15% shares or voting rights. Or 2. Name of promoter or every person having control over a company and also names of persons acting in concert with him.	(1) TWL Holdings Limited. 4th Floor, Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius (2) Not Applicable	
3. Particulars of the shareholding	**No of shares**	**% of shares / voting rights to total paid up capital of Target Company**
1. Share holding / voting rights of persons mentioned at (a) above as on 31st March, 2004.	62,93,345 equity shares	15.13%
2. Share holding or voting rights held by persons mentioned at (b) above as on March 31st/ record date in accordance with Regulations.	Not Applicable	Not Applicable

Signature of Authorized Signatory

Place: Port-Louis

Date : 06 April, 2005

Registered Office: 4th Floor, Les Cascades Building, Edith Cavell Street, Port-Louis, Mauritius
Tel: (230) 202 4747, Fax: (230) 202 4760


11


Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

29th April 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.


SEC MAIL
PROCESSING
RECEIVED
AUG 3 1 2005
WASH, D.C.
185
SECTION

Dear Sir,

Sub: Notice of Extraordinary General Meeting – Reg.

....

Please find enclosed six copies of the Notice convening an Extraordinary General Meeting of the Company scheduled to be held on Tuesday, 24th May 2005, which is being circulated to the shareholders

This is for your information and records.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers, III Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681. Telefax 044-2829 0956 Grams "APOLLO HOSP" Email apolloshares@vsnl.net Website www.apollohospitals.com


Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No.19, Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028.
General Office : Ali Towers, III Floor, No. 55 Greams Road, Chennai – 600 006.

NOTICE TO THE SHAREHOLDERS[1]

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Tuesday, the 24th May 2005 at 4.45 p.m. at Kamaraj Arangam, No. 574-A, Mount Road, Chennai – 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, listing agreement entered into with the stock exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,039,965 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment".

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 would be, 23rd April 2005, being the date 30 days prior to the date of passing of this resolution".

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.
2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of shares.

---

[1] *This notice is not an offer for sale of Securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither the Company nor any selling shareholder of Securities intends to register any portion of the offering in the United States or to conduct a public offering of equity shares in the United States.*

international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and is hereby amended as given below:

(i) The existing Article No: 118 be subsituted with following :

Article 118 :

"A Director may at any time summon a meeting of the Board of Directors. All meetings of the Board or any Committee of the Board shall be called by giving at least seven (7) days prior notice to the other directors, which notice shall be in writing and accompanied by the agenda setting out in detail the business proposed to be transacted at such meeting and all relevant documents thereto. All notices shall be sent to each of the directors at their usual address whether in India or abroad by an effective means of communication and through email. No meeting of the Board shall be convened at a shorter notice period without the prior written consent of all the Directors. The meeting of the Directors shall be held at least once in every three months and at least four such meetings shall be held in every year."

(ii) The following be inserted as New Article No:123 (4) after the existing Article No: 123 (3):

EXPLANATORY STATEMENT

(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 18th April 2005.

Item No. 1:

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 1,039,965 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs Sucharitha Reddy, Mrs. Preetha Reddy, Mrs Suneeta Reddy, Mrs.Shobana Kamineni, Mrs Sangita Reddy, and PCR Investments Limited together referred to as "Investors".

The proposed Allottees in the private placement of Warrants is Promoter / promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 1,039,965 equity shares of nominal value Rs. 10/- each at a premium of Rs. 324.15 per share totaling to an issue price of Rs. 334.15 per share. The warrants convertible into equity shares are issued at a price of Rs. 334.15 per warrant, which is in accordance with the SEBI (Disclosure & Investor Protection) Guidelines, 2000 and for the purpose of the above guidelines the relevant date is April 23, 2005. The Subscriber(s) to Warrant shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of Warrants to be subscribed
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

(g) **Auditor's Certificate :**

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The resolution set out in the notice is commended for approval of the shareholders.

Memorandum of Interest

None of the Directors except Dr. Prathap C Reddy, Ms. Preetha Reddy, Ms. Suneeta Reddy,Ms. Sangita Reddy and Mr. P. Obul Reddy, is concerned or interested in the said resolution.

Item No. 2 :-

Taking into account the improved performance and positive outlook of the company, the company proposes to raise further equity capital to cater to its fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose. International listing of the underlying shares would also create a wider public trading market for its equity shares. Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Depository Receipts listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets. Depository receipts have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a market place outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves financial leverage;

v) Depository Receipts being a popular mechanism for certain categories of international investors who are looking for diversification without many of the obstacles that mutual funds, pension funds and other institutions may have in purchasing and holding securities outside their local market;

vi) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements

The Company believes that providing an option to its existing shareholders to divest their holdings in the Company in the overseas market through the Sponsored offering route will enhance its reputation and image.

Section 81 (1A) of the Companies Act, 1956, provides, inter-alia, that where it is proposed to increase the subscribed share capital of the company by issue and allotment of further shares, such further shares shall be offered to the persons who at the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the shareholders in a general meeting decide other wise. The listing Agreements executed by the Company with the various stock exchanges also provide that the company shall issue of offer in the first instance all securities to the existing equity shareholders of the company unless the shareholders in a general meeting decide otherwise.



APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No.19, Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028.
General Office : Ali Towers, III Floor, No. 55 Greams Road, Chennai – 600 006.

NOTICE TO THE SHAREHOLDERS[1]

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Tuesday, the 24th May 2005 at 4.45 p.m. at Kamaraj Arangam, No. 574-A, Mount Road, Chennai – 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, listing agreement entered into with the stock exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,039,965 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment".

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 would be, 23rd April 2005, being the date 30 days prior to the date of passing of this resolution".

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.
2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of shares.

---

[1] *This notice is not an offer for sale of Securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither the Company nor any selling shareholder of Securities intends to register any portion of the offering in the United States or to conduct a public offering of equity shares in the United States.*

3. The Warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.
4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.
5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.
6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI guidelines, for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.
7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the Warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of Warrants or Shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary and also to seek listing of the equity shares representing the same in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Item No. 2:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Government of India (GOI) , Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Company is hereby authorized to issue, offer and allot pursuant to

international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and is hereby amended as given below:

(i) The existing Article No: 118 be subsituted with following :

Article 118 :

"A Director may at any time summon a meeting of the Board of Directors. All meetings of the Board or any Committee of the Board shall be called by giving at least seven (7) days prior notice to the other directors, which notice shall be in writing and accompanied by the agenda setting out in detail the business proposed to be transacted at such meeting and all relevant documents thereto. All notices shall be sent to each of the directors at their usual address whether in India or abroad by an effective means of communication and through email. No meeting of the Board shall be convened at a shorter notice period without the prior written consent of all the Directors. The meeting of the Directors shall be held at least once in every three months and at least four such meetings shall be held in every year."

(ii) The following be inserted as New Article No:123 (4) after the existing Article No: 123 (3):

Article 123 (4) :

"The company shall have an Audit Committee, an Investment Committee, an Investors Grievance committee and a Remuneration and Nomination Committee. The Audit Committee and the Investors Grievance Committee shall be constituted in accordance with all the requirements of the listing agreements by which the company is bound. The remuneration and nomination committee shall review and make recommendations inter-alia regarding (a) the nomination of independent directors on the Board; and (b) the compensation scheme for the managerial employees of the company and the directors; The Board of Directors shall appoint the independent directors based on the recommendations of the remuneration and nomination committee."

Item No. 4:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 17th September 2001 and subject to approval of Central Government, Reserve Bank of India and other statutory/regulatory bodies if required, consent of the Company be and is hereby accorded for investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company, either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate of 74% of the paid up equity capital of the Company or such other limits as may be prescribed from time to time by the Central Government and/or Reserve Bank of India or any other related authority."

Place : Chennai
Date : 18th April 2005

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.

NOTES :

1. The relative explanatory statement pursuant to Section 173(2) of the Companies Act, 1956, ("The Act") in regard to the Special Business set out in Item Numbers 1 to 4 is annexed hereto.
2. Members entitled to attend and vote at the Extraordinary General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company, proxies, in order to be effective, must be received at, the Registered Office of the Company or Secretarial Department at Ali Towers, III Floor, No. 55, Greams Road, Chennai – 600 006 not less than 48 (Forty Eight Hours) before the commencement of the Meeting.
3. Members are requested to notify any correction / change in their name / address including Pin Code number immediately to the Company's Registrar / Depository Participants. In the event of non availability of Members' latest address either in company's records or in Depository Participant's records, members are likely to miss notices and other valuable correspondence sent by the Company.
4. Members are requested to kindly mention their folio number / Client I D Number (in case of demat shares) in all their correspondence with the company's Registrar in order to reply to their queries promptly.
5. Members are requested to bring the Notice of Extraordinary General Meeting to the Meeting along with attendance slip and hand over the attendance slip duly filled in at the entrance of the meeting hall.

EXPLANATORY STATEMENT
(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 18th April 2005.

Item No. 1:

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 1,039,965 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs Sucharitha Reddy, Mrs. Preetha Reddy, Mrs Suneeta Reddy, Mrs.Shobana Kamineni, Mrs Sangita Reddy, and PCR Investments Limited together referred to as "Investors".

The proposed Allottees in the private placement of Warrants is Promoter / promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 1,039,965 equity shares of nominal value Rs. 10/- each at a premium of Rs. 324.15 per share totaling to an issue price of Rs. 334.15 per share. The warrants convertible into equity shares are issued at a price of Rs. 334.15 per warrant, which is in accordance with the SEBI (Disclosure & Investor Protection) Guidelines, 2000 and for the purpose of the above guidelines the relevant date is April 23, 2005. The Subscriber(s) to Warrant shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of Warrants to be subscribed
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

(e) **Shareholding pattern before and after the offer :**

S.No.	Particulars	Shareholding pattern			
		Pre-Issue		Post-Issue	
		No.of Shares	% to Capital	No.of Shares	% to Capital
A.	**Promoters Holding**				
1.	Indian Promoters	14,070,429	33.82	15,110,394	35.44
	Foreign Promoters	—	—	—	—
2.	Persons acting in concert	—	—	—	—
	Sub-Total	14,070,429	33.82	15,110,394	35.44
B.	**Non Promoters Holding**				
1.	**Institutional Investors**				
	Mutual Funds and UTI	334,426	0.80	334,426	0.78
	Banks, FIs, Insurance Companies	954,866	2.30	954,866	2.24
	FIIs	11,524,043	27.70	11,524,043	27.03
	Sub-Total	**12,813,335**	**30.80**	**12,813,335**	**30.05**
2.	**Others**				
	Private Corporate Bodies	1,111,263	2.67	1,111,263	2.61
	Indian Public	6,040,281	14.52	6,040,281	14.17
	NRIs/OCBs	1,275,579	3.07	1,275,579	2.99
	Any other – Foreign Companies	6,287,731	15.12	6,287,731	14.75
	Sub-Total	**14,714,854**	**35.37**	**14,714,854**	**34.51**
	Grand Total	**41,598,618**	**100.00**	**42,638,583**	**100.00**

Note :-

(i) The above shareholding pattern has been prepared on the basis of shareholdings as on 18th April 2005.

(ii) The post-issue shareholding pattern has been arrived on the assumption that the entire 1,039,965 Warrants proposed to be issued to Promoter / Promoter Group(s) would be converted into equity shares.

(iii) The above pattern is likely to change after the proposed international offering contemplated under the resolution in Item No. 2 of the Notice.

(f) **Proposed time limit within which the allotment shall be complete:**

The company will complete the allotment of warrants within 15 days from the date of passing the resolution by the shareholders, or the date, on which the Company obtained all the applicable Government approvals if any, for consummating transactions contemplated herein, whichever is later.

(g) **Auditor's Certificate :**

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The resolution set out in the notice is commended for approval of the shareholders.

Memorandum of Interest

None of the Directors except Dr. Prathap C Reddy, Ms. Preetha Reddy, Ms. Suneeta Reddy,Ms. Sangita Reddy and Mr. P. Obul Reddy, is concerned or interested in the said resolution.

Item No. 2 :-

Taking into account the improved performance and positive outlook of the company, the company proposes to raise further equity capital to cater to its fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose. International listing of the underlying shares would also create a wider public trading market for its equity shares. Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Depository Receipts listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets. Depository receipts have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a market place outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves financial leverage;

v) Depository Receipts being a popular mechanism for certain categories of international investors who are looking for diversification without many of the obstacles that mutual funds, pension funds and other institutions may have in purchasing and holding securities outside their local market;

vi) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements

The Company believes that providing an option to its existing shareholders to divest their holdings in the Company in the overseas market through the Sponsored offering route will enhance its reputation and image.

Section 81 (1A) of the Companies Act, 1956, provides, inter-alia, that where it is proposed to increase the subscribed share capital of the company by issue and allotment of further shares, such further shares shall be offered to the persons who at the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the shareholders in a general meeting decide other wise. The listing Agreements executed by the Company with the various stock exchanges also provide that the company shall issue of offer in the first instance all securities to the existing equity shareholders of the company unless the shareholders in a general meeting decide otherwise.

The Special Resolution seeks the consent of the shareholders authorising the Board to make the proposed issue of Securities and in the event that it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible securities in such manner and in such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

The Special Resolution gives adequate flexibility and discretion to the board to finalise the terms of the issue in consultation with the Lead Managers, under writers, legal advisers and experts or such other authorities as need to be consulted including in relation to the pricing of the issue.

The resolution set out in the notice is commended for approval of the shareholders.

Memorandum of Interest

The Directors of the Company may be deemed to be concerned or interested in the said resolution to the extent of shares if any that they may tender in the Sponsored GDR/ADR Scheme.

Item No: 3 :-

The Company proposes to amend the Articles of Association in order to provide suitable provisions in the Articles regarding the constitution and governance of Audit Committee, Investors Grievance Committee, Investment Committee and Remuneration and Nomination Committee and the seven days notice period for convening the board meetings as set out in the Item No. 3 of the Notice. This amendment is proposed keeping in view the corporate governance requirements. This requires members approval by way of special resolution. Hence the Board recommends the resolution for the approval of members.

Memorandum of Interest of Directors

None of the Directors of the Company is interested in the above resolution.

Item No. 4:

As per FEMA Notification dated 3rd May 2000, FIIs can invest up to 100% of the paid up capital of the Company, provided the Company obtained board approval followed by members approval by way of special resolution in this regard. The Company at the Annual General Meeting held on 17th September 2001 obtained the approval of members for the investment by Foreign Institutional Investors (FIIs) either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis up to a limit of 49% of the paid up capital of the Company.

As on 18th April 2005, the shareholding of FIIs in the company is 27.70%. In view of the active interest evinced by FIIs in our stock, their shareholdings may exceed the existing investment limit of 49%. Therefore it is proposed to increase the said limit to 74% from 49%. The increase in the FII investment limit requires the approval of the members by a special resolution at the General Meeting. Since the increased investment by FIIs is considered to be in the interest of the company, the Board recommends the resolution for approval of the members.

Memorandum of Interest of Directors

None of the Directors of the Company is interested in the above resolution.

Place : Chennai
Date : 18th April 2005

By Order of the Board
For Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer
& Company Secretary.




Apollo Hospitals
CHENNAI
touching lives

Date : May 5, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub: Application for In-Principle-Approval for Listing of equity shares to be issued and allotted for the issue of Global Depository Receipts ("GDRs")

The Company is proposing a GDR issue aggregating to US$ [75] million.

The terms and conditions of the GDRs when issued will provide that the GDRs can be redeemed and exchanged for the underlying shares (issued at the time of the issue of GDRs) at the option of the GDR holders.

In view of the above, we would request you to give us in- principle approval for listing of equity shares to be issued and allotted to the depositary (for the GDRs).

We will approach you for final listing of the shares underlying the GDRs. We hereby confirm that the equity shares issued/ allotted for the GDR issue will stand pari-passu with the existing equity shares of the Company. We will also arrange to pay the differential amount of listing fees upon final listing of the shares underlying the GDRs.

Please find enclosed the following for your reference.

(i) Certified true copy of the Board Resolution for issue of GDRs.
(ii) Notice convening Extraordinary General Meeting.
(iii) Copy of our letters dated 14th and 18th April 2005.

Since we propose to launch the issue shortly we would greatly appreciate your granting the in-principle approval at your earliest convenience.

Kindly acknowledge receipt.

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 18TH APRIL 2005

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Shareholders, Government of India (GOI), Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Board hereby approves to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to be exercisable at any time from the date of final offering memorandum/circular up to such period after the closing date of such issuance as may be agreed with the Lead Manager to acquire up to an additional 15% equity shares in form of GDR or ADR at the offer price to cover over-allotments, if any and to cover short positions resulting from stabilization transactions and/or to sponsor in international offerings in one or more tranches, the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the Committee of Directors of the Company comprising of:

1. Dr. Prathap C Reddy
2. Ms. Preetha Reddy
3. Ms. Suneeta Reddy and
4. Mr. N. Vaghul

be and are hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalise the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertaking, deeds, declarations and all other documents and to do all such things, deeds and acts and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Guarantors, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the preliminary as well as the final offering memorandum for the aforesaid issue be finalised, approved and signed singly by any one of the above mentioned Directors of the Company for and behalf of the Company with authority to amend, vary, modify the same as may be considered desirable or expedient and for the purpose aforesaid to give such declarations, affidavits, certificates, consents, authorities as may be required from time to time."

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into any arrangement with any agency or body for issue of Depository Receipts representing the underlying equity shares to be issued by the Company in registered or bearer form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the international practices and regulations and under the forms and practices prevalent in the International markets."

"RESOLVED FURTHER THAT the Company do open one or more Bank accounts in the name of the Company in Indian currency or foreign currency(ies) with such Bank or Banks in India and/ or such foreign countries as may be required in connection with the aforesaid issue, subject to requisite approvals from Reserve Bank of India and other overseas regulatory authorities, if any, and that the said Directors/Executives of the Company, any two jointly, be and are hereby authorised to sign and execute the application from and other documents required for opening the account, to operate the said account, and to give such instructions including closure thereof as may be required and deemed appropriate by these signatories, and that the said Bank/s be and is/are hereby authorized to honor all cheques and other negotiable instruments drawn, accepted or endorsed and instructions given by the aforesaid signatories on behalf of the Company."

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the Common Seal of the Company if required to be affixed in India on any agreement, undertaking, deed or other document, the same be affixed in the presence of any two Directors in accordance with the Articles of Association of the Company."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives



Date : May 10, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.



Dear Sir,

Sub : Audited Annual Accounts of the Company.

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 23rd May 2005 to consider interalia and approve the following :-

(i) Audited Financial Results of the Company for the year ended 31st March 2005.

(ii) Audited Consolidated Financial Results of the Company and its subsidiaries, Joint Ventures and Associate Companies for the year ended 31st March 2005.

(iii) Recommendation of dividend on Equity Shares.

The above said financial results shall be published on or before 25th May 2005.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000


14


Apollo Hospitals
CHENNAI
touching lives

AHEL/SEC/2005 May 17, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.


SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2005
WASH, D.C. 185 SECTION

Dear Sir,

Sub : Intimation of changes in Directorship as per Clause 30 of the Listing Agreement.

With reference to above, please be informed that :-

(i) Mr. Sanjay Sehgal has resigned as an Alternate Director to Mr. Anil Thadani with effect from 18th April 2005 and

(ii) Mr. Sunil Chandiramani has been appointed as an Alternate Director to Mr.Anil Thadani with effect from 18th April 2005.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Letter Couriered on 27/5/2005

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.


15


Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005 18th May 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051

Dear Sir,

Sub :- Disclosure under Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations 1992 - Reg.

....

Please find enclosed the disclosure as required under Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations 1992, in respect of details of shares held by Mr. Sunil Chandiramani as intimated by him on his appointment as an alternate Director on the Board of the Company

Kindly take on record the same.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY

CC: The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
No.90, Dr.Radhakrishna Salai
Mylapore, Chennai – 600 004.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

FORM - B

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulations 13(2) and (6)]

Regulation 13(6) - Details of Shares held by Director or Officer of a Lisited Company

dress of Director	Date of assuming office of Director	No. and % of Shares / voting rights held at the time of becoming Director	Date of intimation to Company	Mode of Acquisition market purchase / Public rights / preferential offer etc.	Trading member through whom the trade was executed with SEBI Regn. No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy Value
andiramani gwan Santdas Chandiramani ional Finance Centre ur View Street	18/04/2005	Nil	22/04/2005	N.A.	N.A.	N.A.	N.A.	N.A.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary


Apollo Hospitals
CHENNAI
touching lives



Date : May 23, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Audited Annual Accounts for the year ended 31st March 2005

Further to our letter dated 10th May 2005, the Board of Directors at its meeting held on 23rd May 2005 has taken the following decisions.

1. The Audited Accounts of the Company for the year ended 31st March 2005 were approved as per annexure enclosed.

2. The Audited Consolidated Accounts of the Company for the year ended 31st March 2005 were approved as per annexure enclosed.

3. The Board recommended dividend @40% (Rs. 4.00 per share).

4. The Register of Members and Share Transfer Registers shall be remain closed from **2nd August 2005 to 11th August 2005 (both days inclusive)**. Dividend shall be paid to the members whose names appear in the Register of Members of the Company as on 11th August 2005.

5. The Annual General Meeting of the Company is scheduled to be held on 11th August 2005 at Kamaraj Arangam, No. 574-A Mount Road, Chennai - 18.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

APOLLO HOSPITALS ENTERPRISE LIMITED

No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Audited Financial Results for the year ended 31st March 2005

(Rs. in Mio)

Particulars	9 Months Ended	Quarter Ended		Year Ended	
	31.12.2004 (Unaudited)	31.03.2005 (Audited)	31.03.2004 (Audited)	31.03.2005 (Audited)	31.03.2004 (Audited)
s/Income from Operations	4345	1536	1317	5881	4946
come	43	32	14	75	52
come	4388	1568	1331	5956	4998
penditure					
/Decrease in stock trade	--	--	--	--	--
otion of raw materials	2153	743	618	2896	2396
t	585	203	183	788	657
penditure	221	189	83	410	299
Administrative Expenses	524	182	194	706	570
nd Distribution Expenses	42	18	20	60	87
	118	38	30	156	192
tion	170	56	54	226	211
/Loss (-) before tax (1+2-3-4-5)	575	139	149	714	586
for taxation					
Current	160	61	3	221	129
Deferred	47	(46)	58	1	86
it (+)/Loss(-) (6-7)	368	124	88	492	371
equity share capital	416	416	395	416	395
alue : Rs.10/- per share)					
excluding revaluation reserves				2862	2072
d diluted EPS for the period,	*9.15	*2.98	*2.23	12.12	9.40
ate and for the previous year					
ualised					
noter Shareholding					
ares	28356579	27528189	26223599	27528189	26223599
ge of shareholding	68.17	66.18	66.36	66.18	66.36

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the year ended 31st March 2005

(Rs in Mio)

	9 Months Ed.	Quarter Ended		Year Ended	
	31.12.2004 (Unaudited)	31.03.2005 (Audited)	31.03.2004 (Audited)	31.03.2005 (Audited)	31.03.2004 (Audited)
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital division	4385	1565	1330	5950	4995
b) Others	3	3	1	6	3
SUB - TOTAL	4388	1568	1331	5956	4998
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	4388	1568	1331	5956	4998
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Hospital division	690	174	178	864	775
b) Others	3	3	1	6	3
SUB - TOTAL	693	177	179	870	778
Less : (i)Interest (Net)	118	38	30	156	192
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Profit Before Tax	575	139	149	714	586
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital division	4577	4446	3967	4446	3967
b) Others	250	175	7	175	7
TOTAL	4827	4621	3974	4621	3974

financial results have been reviewed by the Audit Committee of the Board and were
ecord by the Board of Directors at its meeting held on 23rd May 2005

n on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended
2005

nplaints (Nature of Complaints :- Non receipt of Share certifcates, Dividend, Annual Report etc.)			
nding as on 31/12/2004	Recd during the quarter	Disposed during the quarter	ying unresolved a on 31/03/2005
0	21	21	0

3. The Board of Directors has recommended a dividend @ 40% (Rs. 4.00 per share)

4. The previous figures for the previous year are regrouped/rearranged wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

Dr. Prathap C Reddy
Executive Chairman

nnai
d May 2005

Apollo Hospitals Enterprise Limited
Regd. Office: No.19 Bishop Gardens, Raja Annamalaipuram
Chennai - 600 028
Audited Consolidated Financial Results for the Year ended 31st March 2005

(Rs. in Mio)

S.NO.	PARTICULARS	Year Ended	
		31.03.2005 (Audited)	31.03.2004 (Audited)
1	Net Sales/Income from Operations	6550	5374
2	Other Income	71	46
	Total Income	6621	5420
3	Total Expenditure		
a	Increase/Decrease in stock trade	-	-
b	Consumption of raw materials	2991	2450
c	Staff cost	1016	790
d	Other expenditure	462	339
e.	General Administrative Expenses	987	740
f	Selling and Distribution Expenses	84	103
4	Interest	242	222
5	Depreciation	311	272
6	Profit (+)/Loss (-) before tax (1+2-3-4-5)	528	504
7	Provision for taxation		
	Current	231	132
	Deferred	(27)	86
8	Profit Before Minority Interest (6-7)	324	286
9	Minority Interest	(32)	2
10	Share in Associates	28	(2)
11	Profit attributable to group	384	282
12	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	395
13	Basic and diluted EPS for the period	9.45	7.14

Notes

1 The above financial results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on 23rd May 2005

2 The previous figures for the previous year are regrouped/rearranged wherever necessary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai
Date : 23rd May 2005

Dr. Prathap C Reddy
Executive Chairman

S.K. Venkataraman

TRANSACTION REPORT

23-MAY-2005 17:25

FOR: APOLLO SHARES 91 044 28290956

SEND

DATE	START	RECEIVER	PAGES	TIME	NOTE
23-MAY	17:23	02224968238	2	1'32"	OK

NSE, MUMBAI

SENDING REPORT

May. 23 2005 05:09PM

NO.	OTHER FACSIMILE	START TIME	USAGE TIME	MODE	PAGES	RESULT
01	26598238	May. 23 05:07PM	01'43	SND	03	OK

TO TURN OFF REPORT, PRESS MENU #04 SET.
THEN SELECT OFF BY USING EASY DIAL.


Apollo Hospitals
CHENNAI
touching lives


Date : May 24, 2005



National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Kind Attn. : Mr. Bhavesh

Dear Sir,

Further to our letter dated 23rd May 2005, we hereby clarify that the shareholders are eligible to entitle dividend whose names are appearing in the Register of members on the closing hours of business on 1st August 2005.

Kindly take on record the above.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

CC : Madras Stock Exchange (MSE)
The Stock Exchange, Mumbai (BSE)
National Stock Exchange - Chennai.

IS/ISO 9001 : 2000




Apollo Hospitals
CHENNAI
touching lives

Date : May 25, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Audited Financial Results for the year ended 31st March 2005

Further to our letter dated 23rd May 2005, we have published the :-

(i) Audited Financial Results for the year ended 31st March 2005 and

(ii) Audited Consolidated financial results for the year ended 31st March 2005

in "The Economic Times" on 25th May 2005 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS /SO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III Floor, # 55, Greams Road, Chennai - 600 006 Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681 Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai 600 028.

Apollo Hospitals

25/05/2005

Economics Times

Audited Financial Results for the year ended 31st March 2005

(Rs. In Millions)

S No.	Particulars	9 Months Ended 31.12.2004 (Unaudited)	Quarter Ended 31.03.2005 (Audited)	Quarter Ended 31.03.2004 (Audited)	Year Ended 31.03.2005 (Audited)	Year Ended 31.03.2004 (Audited)
1	Net Sales/Income from Operations	4345	1536	1317	5881	4946
2	Other Income	43	32	14	75	52
	Total Income	4388	1568	1331	5956	4998
3	Total Expenditure					
a.	Increase/Decrease in stock trade	--	--	--	--	--
b.	Consumption of raw materials	2153	743	618	2896	2396
c	Staff cost	585	203	183	788	657
d.	Other expenditure	221	189	83	410	299
e.	General Administrative Expenses	524	182	194	706	570
f.	Selling and Distribution Expenses	42	18	20	60	87
4	Interest	118	38	30	156	192
5	Depreciation	170	56	54	226	211
6	Profit (+)/Loss (-) before tax (1+2-3-4-5)	575	139	149	714	586
7	Provision for taxation					
	Current	160	61	3	221	129
	Deferred	47	(46)	58	1	86
8	Net Profit (+)/Loss(-) (6-7)	368	124	88	492	371
9	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	416	395	416	395
10	Reserves excluding revaluation reserves				2862	2072
11	Basic and diluted EPS for the period, year to date and for the previous year * not annualised	*9.15	*2.98	*2.23	12.12	9.40
12	Non-Promoter Shareholding					
	No. of Shares	28358579	27528189	26223599	27528189	26223599
	Percentage of shareholding	68.17	66.18	66.36	66.18	66.36

Segment Reporting under clause 41 of the Listing Agreement with Stock Exchange for the year ended 31st March 2005

(Rs. In Millions)

S No.	Particulars	9 Months Ended 31.12.2004 (Unaudited)	Quarter Ended 31.03.2005 (Audited)	Quarter Ended 31.03.2004 (Audited)	Year Ended 31.03.2005 (Audited)	Year Ended 31.03.2004 (Audited)
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital division	4385	1565	1330	5950	4995
	b) Others	3	3	1	6	3
	SUB - TOTAL	4388	1568	1331	5956	4998
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	4388	1568	1331	5956	4998
2.	Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a)	Hospital division	690	174	178	864	775
b)	Others	3	3	1	6	3
	SUB - TOTAL	693	177	179	870	778
	Less : (i) Interest (Net)	118	38	30	156	192
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Profit Before Tax	575	139	149	714	586
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital division	4577	4446	3967	4446	3967
	b) Others	250	175	7	175	7
	TOTAL	4827	4621	3974	4621	3974

Notes

1 The above financial results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on 23rd May 2005

2 Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended 31st March 2005

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/12/2004	Recd. during the quarter	Disposed during the quarter	Lying unresolved as on 31/03/2005
Nil	21	21	Nil

3. The Board of Directors has recommended a dividend @ 40% (Rs. 4.00 per share)

4. The previous figures for the previous year are regrouped/rearranged wherever necessary

Audited Consolidated Financial Results for the Year ended 31st March 2005

(Rs. In Millions)

S No	Particulars	Year Ended 31.03.2005 (Audited)	Year Ended 31.03.2004 (Audited)
1	Net Sales/Income from Operations	6550	5374
2	Other Income	71	46
	Total Income	6621	5420
3	Total Expenditure		
a	Increase/Decrease in stock trade	-	-
b.	Consumption of raw materials	2091	2450
c.	Staff cost	1016	790
d.	Other expenditure	462	339
e.	General Administrative Expenses	987	740
f.	Selling and Distribution Expenses	84	103
4	Interest	242	222
5	Depreciation	311	272
6	Profit (+)/Loss (-) before tax (1+2-3-4-5)	528	504
7	Provision for taxation		
	Current	231	132
	Deferred	(27)	86
8	Profit Before Minority Interest (6-7)	324	286
9	Minority Interest	(32)	2
10	Share in Associates	28	(2)
11	Profit attributable to group	384	282
12	Paid-up equity share capital (Face Value : Rs.10/- per share)	416	395
13	Basic and diluted EPS for the period	9.45	7.14

Notes

1 The above financial results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on 23rd May 2005..

2 The Company has consolidated the financials of the following subsidiary companies, Apollo Health Street Limited Unique Home Health Care Limited, AB Medical Centers Limited, Apollo Hospitals International Limited (Formerly known as Akshaya Apollo Hospitals) and Apollo Health and Lifestyle Limited

3 The financials of Apollo Gleneagles Hospital Limited, a Joint Venture of the Company has been consolidated as per AS 27 of ICAI.

4 The Company has consolidated the financials of following Associates viz., Indraprastha Medical Corpn. Ltd , Family Health Plan Ltd and The Lanka Hospitals Corpn. Ltd., as per AS 23 of ICAI.

5 *The Previous year figures are regrouped and reclassified wherever necessary.*

By order of the Board
for **APOLLO HOSPITALS ENTERPRISE LTD.**

Place : Chennai
Date : 23rd May 2005

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN




Apollo Hospitals
CHENNAI
touching lives

Date : May 25, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.



Dear Sir,

Sub : Proceedings of the Extraordinary General Meeting dated 24th May 2005.

With reference to above, please find enclosed the proceedings of the Extraordinary General Meeting held on 24th May 2005 for your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER - SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON TUESDAY, 24TH MAY 2005 AT KAMARAJ ARANGAM, NO.574-A ANNA SALAI, CHENNAI - 600 006.

Directors Present : (1) Dr. Prathap C Reddy, Chairman
(2) Ms. Suneeta Reddy, Director - Finance
(3) Mr. N. Vaghul, Director
(4) Mr. Rajkumar Menon, Director and
(5) Dr. Jennifer Lee, Director and
(6) Mr. M. Chittaranjan Kumar, Nominee – IDBI

Members Present : 301
Proxies : 54

Dr. Prathap C Reddy, Executive Chairman extended a hearty and warm welcome to the Members present at the Extraordinary General Meeting and introduced the members of the Board to the Shareholders.

The Chairman requested Mr. S.K. Venkataraman, Chief Financial Officer and Company Secretary to read the Notice and with the permission of the members the Notice was taken as read.

Then the Chairman delivered speech to the members.

The Chairman informed the members that the Company's turnover has been increased from Rs 4,998 million last year to Rs.5,956 million this year, representing a growth of over 19%. During the year, the net profit after tax has also increased from Rs 371 million to Rs.492 million – a growth rate of 33%.

The Group turnover has been increased from Rs.5420 million last year to Rs.6621 million this year, an impressive growth of 22% and the bottom line increased from Rs.282 million to Rs. 384 million - a growth rate of 36%.

This significant performance is the result of sustained efforts from our doctors, nurses and paramedics and other staff, and continued support from shareholders, customers, and well wishers.

The Chairman explained to the members about the proposed issue of Global Depository Receipts (GDRs) and also the purpose for which the issue is being made and the benefits the Company will derive by such issue. The Chairman also explained about the enduse of GDR Proceeds.

Then Chairman asked the shareholders to have any questions on the resolutions. Shareholders have raised the following questions :-

(i) What is the average share price for three months quoted in the stock exchanges.
(ii) Why the Company is increasing the FIIs investment limit.

The Chairman then answered in detail to the above questions raised by the shareholders.

Item No. 1 :-

Preferential Issue of Convertible Share Warrants to Promoter/Promoter Group.

Dr. Prathap C Reddy, Chairman and Ms. Suneeta Reddy were interested in this item and requested Mr. N. Vaghul to chair the Meeting for this item. Mr. N. Vaghul took the chair and conducted the proceedings.

Mr. N. Vaghul moved the following resolution as a Special Resolution.

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, listing agreement entered into with the stock exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of

any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,039,965 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment."

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 would be, 23rd April 2005, being the date 30 days prior to the date of passing of this resolution."

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.

2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs. 324.15 per share not less than calculated in accordance with SEBI guidelines for preferential allotment of shares.

3. The Warrant holder(s) shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant.

4. The warrant holder(s) shall, on the date of conversion, pay the balance 90% of the consideration towards the subscription to each equity share.

5. The amount referred to in (3) above shall be forfeited, if the option to acquire shares is not exercised within a period of 18 months from the date of allotment of warrants.

6. The number of warrants and the price per warrant shall be appropriately adjusted, subject to the Companies Act, 1956 and SEBI guidelines, for corporate actions such as bonus issue, rights issue, stock split, merger, demerger, transfer of undertaking, sale of a division or any such capital or corporate restructuring.

7. The lock in of shares acquired by exercise of warrants shall be for a period of three years reduced to the extent of holding period of the Warrants."

"RESOLVED FURTHER THAT the Board be and is hereby authorised in its entire discretion to decide to proceed with the issue of the Warrants, to finalise the list of allottee(s) including the size and relative components of the same and for the purpose of giving effect to this issue or allotment of Warrants or Shares, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its discretion deem necessary or desirable for such purpose, including without limitation, appointment of consultants, solicitors, merchant bankers, or any other agencies as may be required, and entering into arrangements for listing, trading, depository services and such other arrangements and agreements as may be necessary, and also to seek listing of the equity shares representing the same in any Indian stock exchanges with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue, offer or allotment of Warrants and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of this resolution,"

"RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of Equity Shares as may be required to be issued and allotted upon conversion of the warrants and that the said equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank in all respects pari passu with existing equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the power herein conferred to any Committee of Directors or the Managing Director or any whole time Director or any other Officer or Officers of the company to give effect to the aforesaid resolution".

Mr. Ramamurthy seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority of members.

Item No. 2 :-

Proposal of further issue of Equity shares/ Depository Receipts / Convertible Share Warrants on preferential basis along with an option being provided to its existing shareholders to divest their holdings in the overseas market through the mechanism of Sponsored route.

Mr. Singaram moved the following resolution as a Special Resolution.

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Government of India (GOI) , Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Company is hereby authorized to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument

("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such agreements /arrangements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or

Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws."

Mr. Vaidyanathan seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority of members.

Item No. 3 :-

Amendments to the Articles of Association of the Company.

Mr. S. Obul Reddy moved the following resolution as a Special Resolution.

"RESOLVED THAT pursuant to Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and is hereby amended as given below:

(i) The existing Article No:118 be substituted with the following :

Article 118 :

"A Director may at any time summon a meeting of the Board of Directors. All meetings of the Board or any Committee of the Board shall be called by giving at least seven (7) days prior notice to the other directors, which notice shall be in writing and accompanied by the agenda setting out in detail the business proposed to be transacted at such meeting and all relevant documents thereto. All notices shall be sent to each of the directors at their usual address whether in India or abroad by an effective means of communication and through email. No meeting of the Board shall be convened at a shorter notice period without the prior written consent of all the Directors. The meeting of the Directors shall be held at least once in every three months and at least four such meetings shall be held in every year."

(ii) The following be inserted as New Article No:123 (4) after the existing Article No: 123 (3):

Article 123 (4) :

"The company shall have an Audit Committee, an Investment Committee, an Investors Grievance committee and a Remuneration and Nomination Committee. The Audit Committee and the Investors Grievance Committee shall be constituted in accordance with all the requirements of the listing agreements by which the company is bound. The remuneration and nomination committee shall review and make recommendations inter alia regarding (a) the nomination of independent directors on the Board; and (b) the compensation scheme for the managerial employees of the company and the directors; The Board of Directors shall appoint the independent directors based on the recommendations of the remuneration and nomination committee."

Mr. M. Subramanyam seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority of members.

Item No. 4 :-

Enhancement of Foreign Institutional Investors (FIIs) investment Limit

Mr. N. Shyam Sunder moved the following resolution as a Special Resolution

"RESOLVED THAT in supersession of the resolution passed by the members at the Annual General Meeting held on 17th September 2001 and subject to approval of Central Government, Reserve Bank of India and other statutory/regulatory bodies if required, consent of the Company be and is hereby accorded for investment by Foreign Institutional Investors (FIIs), in the equity share capital of the Company, either by direct investment or by purchase or otherwise by acquiring from the market under portfolio investment scheme on repatriation basis, subject to the condition that such investment together with their existing holdings shall not exceed in aggregate of 74% of the paid up equity capital of the Company or such other limits as may be prescribed from time to time by the Central Government and/or Reserve Bank of India or any other related authority."

Mr. Charles Raj seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority of members.

Vote of Thanks : The Meeting concluded with vote of thanks by Ms.Suneeta Reddy, Director – Finance.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/


20


Apollo Hospitals
CHENNAI
touching lives

Date : May 30, 2005

The Manager,
WDM – Listing,
National Stock Exchange,
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block,
Bandra-Kurla Complex,
Bandra (E), Mumbai – 400 051.


SEC MAIL PROCESSING
RECEIVED
WASH, DC
SECTION
185

Dear Sir,

Sub : (i) 10.80% - 22 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 22 crores – ISIN. INE437A07021

(ii) 10.80% - 3 Secured Redeemable Non Convertible Debentures of Rs. 1 crore each aggregating to Rs. 3 crores – ISIN. INE437A07039

Please be informed that the Board of Directors have fixed record date on 23rd June 2005 for the purpose of determining the names of the debenture holders who are entitled to receive interest payment for the quarter ending 30th June 2005.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

9001 : 2000


Apollo Hospitals
CHENNAI
touching lives



Date : June 6, 2005

The Secretary
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : Allotment of Convertible Equity Share Warrants to Promoters.

The Committee of Board of Directors at its meeting held on 3rd June 2005 approved the allotment of 1,039,965 Share Warrants to the following promoters convertible into Equity Shares within 18 months from the date of allotment i.e., 2nd December 2006.

Sl.No.	Name of the Allottees	No. of Warrants subscribed
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

We will make an application to you for seeking in-principle approval before allotment of equity shares arising out of conversion of share warrants.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028




Apollo Hospitals
CHENNAI
touching lives

Date : July 8, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : GDR Issue

Please find enclosed the Press Release on GDR Issue for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

Press Release

Apollo Hospitals Enterprise Limited raises US$ 65 million (excluding the greenshoe) through an offering of Global Depositary Receipts (GDRs).

Chennai July 7, 2005: Apollo Hospitals Enterprise Limited today announced that it has successfully raised $65.1 million through the issue of 8.35 million GDRs (excluding the greenshoe). Each GDR represents one underlying share and will be listed on the Luxembourg Stock Exchange. The GDRs were placed through a book building exercise. Citigroup and Kotak acted as bookrunners and Joint lead managers on this transaction. The issue generated demand of about 4 times from investors across US, Asia and Europe.

The GDR was priced at $7.8 (Rs.340) per GDR against a closing price of Rs.347.95 per share on the BSE, Mumbai on 7 July, 2005.

Dr. Prathap C Reddy, Chairman of Apollo Hospitals Enterprise Limited mentioned that:

"The response to the offering underscored investor interest in the strong growth story of Apollo Hospitals Enterprise Limited. The proceeds of the issue will be used for expansion activities, working capital and general corporate purposes."

"This announcement is not being issued in the United States and should not be distributed to United States persons or publications with a general circulation in the United States. This announcement is not an offer for sale of securities in the United States. The securities referred to herein may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Apollo Hospital Enterprise Limited does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Any offer of the securities to be made in the United States will be made only by means of an offering memorandum, which will contain detailed information about the company and its management and financial statements. Copies of this announcement are not being made and may not be distributed or sent into the United States, Australia, Canada or Japan."

O 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
·n · 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


23


Apollo Hospitals
CHENNAI
touching lives

Date : July 11, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.


AUG 3 1 2005
185
SECTION
WASH, D.C.

Dear Sir,

Sub : Board Meeting for considering First Quarter Results.

Please be informed that the Meeting of the Board of Directors is scheduled to be held on 25th July 2005 to consider interalia and approve the Unaudited Financial Results for the quarter ended 30th June 2005 and the same shall be published on or before 27th July 2005.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005 July 11, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub : Compliance to Clause 35 of the Listing Agreement.

With reference to above, pursuant to Clause 35 of the Listing Agreement, please find enclosed the following :-

(i) Distribution of Shareholding for the quarter ended 30th June 2005.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 30th June 2005.

Please note that the above details are posted in our website.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel . 044-2829 0956, 2829 3896, 2829 3333
Extn 5681 Telefax 044-2829 0956 Grams "APOLLO HOSP" Email . apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028



APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of Shareholding as on 30th June 2005

	Category	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**		
1	**Promoters**		
(a)	Indian Promoters	14,280,087	34.33
(b)	Foreign Promoters	--	--
2	Persons acting in Concert	--	--
	Sub-Total	**14,280,087**	**34.33**
B.	**NON PROMOTERS' HOLDING**		
3	**Institutional Investors**		
(a)	Mutual Funds and UTI	335,373	0.81
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	1,049,231	2.52
(c)	Foreign Institutional Investors	11,245,382	27.03
	Sub-Total	**12,629,986**	**30.36**
4	**Others**		
(a)	Private Corporate Bodies	1,078,934	2.59
(b)	Indian Public	6,053,668	14.55
(c)	NRIs/OCBs	1,268,212	3.05
(d)	Any other-Foreign Companies	6,287,731	15.12
	Sub-Total	**14,688,545**	**35.31**
	GRAND TOTAL	**41,598,618**	**100**

Note

(I) Total Foreign Shareholdings 18,801,325 45.20

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



Details of persons/entities holding more than 1% of the shares as on 30/06/2005

Sl. No.	Category	Name	No. of Shares	% of Shares
A.	PROMOTERS' HOLDING			
1	Indian Promoters			
		Dr. Prathap C Reddy	1,464,593	3.52
		Ms. Sucharitha Reddy	1,729,937	4.16
		Ms. Preetha Reddy	724,670	1.74
		Ms. Shobana Kamineni	1,089,976	2.62
		Ms. Sangita Reddy	1,281,254	3.08
		Mr. Vishweshwar Reddy	788,710	1.90
		PCR Investments Ltd	5,647,089	13.58
	Sub-Total		12,726,229	30.59
B.	NON PROMOTERS' HOLDING			
3	Institutional Investors			
b	FIs	The New India Assurance Co. Ltd	514,798	1.24
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00
		Emerging Markets Growth Fund Inc	1,660,866	3.99
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,250,000	3.00
		Robeco Capital Growth Funds	950,000	2.28
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	874,317	2.10
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	579,308	1.39
		Capital International Emerging Markets Fund	663,400	1.59
	Sub-Total		10,039,534	24.13
4	Others			
d	Any Other (Please specify)	TWL Holdings Limited	6,287,731	15.12
	Sub-Total		6,287,731	15.12
		GRAND TOTAL	29,053,494	69.84

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary

APOLLO HOSPITALS ENTERPRISE LIMITED

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE

Name of the Company — Apollo Hospitals Enterprise Limited

Quarter ending on — 30th June 2005

Particulars	Clause of Listing Agreement	Compliance Status	Remarks
1	2	3	4
Board of Directors	49I	Yes	
Audit Committee	49 II	Yes	
Shareholders/Investors Grievance Committee	49 VI (C)	Yes	
Remuneration of Directors	49 III	Yes	
Board Procedure	49 IV	Yes	
Management	49 V	Yes	
Shareholders	49 VI	Yes	
Report on Corporate Governance	49 VII	Yes	

For APOLLO HOSPITALS ENTERPRISE LTD.




Apollo Hospitals
CHENNAI
touching lives

Date : July 14, 2005

Ms. T.S. Jagadharani,
Asst. Vice President,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Madam,

Sub : Listing of underlying Equity Shares represented by Global Depository Receipts (GDRs)

We acknowledge receipt of your letter Ref. No. NSE/LIST/13274-M dated 17th May 2005. In this regard, we would like to submit the following documents.

(i) Letter of Application duly signed

(ii) Issue Details

(iii) Distribution Schedule together with annexures

(iv) Certified true copy of the resolutions passed by the Board of Directors approving the GDR Issue.

(v) Certified true copy of the notice convening EGM.

(vi) Certified true copy of the resolution passed by the shareholders approving the GDR Issue.

(vii) Certified true copy of the resolution passed by the Committee of Directors for allotment of GDRs.

(viii) Certified true copy of the pre and post shareholding pattern

(ix) Certificate from Company Secretary confirming the conversion rate of foreign currency on the date of allotment.

(x) Certificate from statutory auditors stating that the company has received the entire consideration payable prior to the allotment of shares. – will be provided in a day or two.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

(xi) Certified true copy of Offering Circular.

(xii) Certificate from the Company regarding the issue being under "Automatic Route" as per the Notification of MOF Vide F.No. 15/7/99-NRI dated 19th January 2000.

(xiii) Certified true copy of the listing approval letter issued by Luxembourg Stock Exchange (LSE).

(xiv) Confirmation from Company Secretary that the shares issued rank pari-passu with the existing equity shares of the Company including dividend.

(xv) Demand Draft (vide D.D. No.132747, dt.12/7/2005) drawn on Canara Bank, Thousand Lights, Chennai - 600 006 for Rs.29,400/- towards additional listing fee.

Please note that the 8,350,000 equity shares evidencing the GDRs have been issued in physical form (vide S.C. Nos. 340142 & 340143, bearing Dist. Nos. 41,598,619 to 43,973,818, 43,973,819 to 49,948,618 for 2,375,200 & 5,974,800 equity shares respectively) in the name of The Bank of New York and delivered to its custodian, ICICI Bank and the copy of the acknowledgement issued by ICICI Bank is also enclosed for your reference.

We request you to grant in principle approval for listing the said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000



Part V

List of documents/ details for required for listing of shares/ securities underlying GDR/ADR/FCCBs

Sr. No.	List of Documents/ details to be submitted	Yes/No/Not Applicable
1	Part I-Letter of Application	Yes
2	Part II-Issue Details (in case of equity shares)	Yes
3	Part III-Issue Details (in case of securities other than equity shares)	Not Applicable
4	Part IV-Distibution Schedules alongwith annxures thereto	Yes
5	Certified copy of the resolution passed by the Board of Directors approving the issue of GDRs/ADRs/FCCBs	Yes
6	Certified true copy of the notice convening the AGM/EGM of shareholders along with the explanatory statement annexed thereto where the proposal for issue of GDRs/ADRs/FCCBs is to be placed for approval	Yes
7	Certified copy of the resolution passed by the shareholders at the AGM /EGM approving the GDRs/~~ADRs~~/~~FCCBs~~ issue/~~increase in the authorised share capital~~	Yes
8	Certified copy of the resolution passed by the Board of Directors for allotment of FCCBs	Not Applicable
9	Certified copy of the resolution for allotment of shares on conversion of FCCBs or Underlying GDR/ADR	Yes
10	Certified true copy of the shareholding pattern of the company, pre and post issue of shares in the format given as per clause 35 of the listing agreement as on the date of allotment. (Annexure for holding above 1% and footnote for total foreign holding to be given)	Yes
11	Confirmation regarding conversion rate of the Foreign Currency on the date of allotment by the Compliance officer / Company Secretary / Authorised Signatory	Yes
12	Certified true copy of the amended Memorandum and Article of Association of the company (1 copy) in case the same is amended	Not Applicable
13	Certificate from statutory auditors stating that the company has received the entire consideration payable prior to the allotment of shares/FCCBs	Yes (will be provided in a day or two)
14	Certified true copy of the letter of offer/offer document/information memorandum giving the terms and conditions regarding the conversion of GDRs/ADRs/ FCCBs	Yes
15	Certificate from the Company Secretary/Managing Director regarding the issue being under 'Automatic Route' as per the Notification of MOF vide FNo. 15/7/99 – NRI dated January 19, 2000 or the relevant permissions from MOF and RBI	Yes
16	Copy of the letter received from the foreign stock exchange granting approval for listing and listing and trading permission for the securities	Yes
17	Confirmation from the Company Secretary that the shares issued rank pari-passu with the existing equity shares of the Company including dividend	Yes
18	Listing fees as applicable	Yes

For APOLLO HOSPITALS ENTERPRISE LTD.

Part V

List of documents/ details for required for listing of shares/ securities underlying GDR/ADR/FCCBs



Note :

In case any of the above documents have been submitted at the time of seeking approval under Clause 24(a) of the of the listing agreement, the same are not required to be submitted again

Date	13-Jul-05
Place	Chennai
Authorised Signatory and Stamp of the company	
Name	S.K. Venkataraman
Designation	CFO & Company Secretary

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(1)



Part - I

LETTER OF APPLICATION

(For listing of Further Issues already listed on NSE)



From:
Apollo Hospitals Enterprise Limited
No. 19 Bishop Gardens,
Raja Annamalaipuram
Chennai - 600 028

Tel. No. 044-28290956
Fax No. 044-28290956
Email Id apolloshares@vsnl.net

Date: 13th July 2005

The Manager
Listing Department
National Stock Exchange of India Ltd.,
Exchange Plaza, Bandra Kurla Complex,
Bandra (East),
Mumbai - 400 051.

Dear Sir,

In conformity with the listing requirements of the National Stock Exchange (NSE), we hereby apply for admission of the following securities of the issuer to dealings on the NSE

1	8,350,000Equity Shares with Distinctive Nos. 41,598,619 to 49,948,618
2	
3	
4	

The securities are/~~are not identical~~* in all respects and are/~~are not are~~ identical* in all respects with the existing securities admitted to dealings on the NSE

The securities will become identical with the existing securities admitted to listing on the NSE in all respects 12-Jul-05 and the documents of title will be enfaced with a note to this effect.

**The securities mentioned at ( ) above proposed to be issued by Prospectus/Offer of Sale/Circular after vetting of the same by SEBI (conversion, exchange, rights, open offer, capitalization of reserves)/ Placing, full particulars of which are given in the statement sent herewith (together with the reasons for the procedure proposed when a placing is intended).

**It is intended to make an Offer for Sale/a Placing of the securities mentioned at ( ) above which have been already issued. We enclose a statement giving full particulars of when, how and to whom the securities were issued and full details of the proposed Offer for Sale/Placing (together with the reasons for the procedure proposed when a Placing is intended).

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part - I
LETTER OF APPLICATION
(For listing of Further Issues already listed on NSE)



We send herewith/ undertake to send*** the Listing Application and Agreement Forms and the Distribution Schedules, duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake to furnish such additional information and documents as may be required.

We further undertake to submit to the NSE a copy of the acknowledgement card or letter indicating the observation on draft prospectus/ letter of offer / offer documents by SEBI; and a certificate from a merchant banker acting as lead manager to the issue reporting positive compliance by our company of the requirements on disclosure and investor protection issued by SEBI.

We understand that in the event of our failure to submit the above documents or withdrawal of Acknowledgement card by SEBI, we shall be liable to refund the subscription money to the investors immediately.

We undertake to be bound by all requirements, term and provisions and conditions relating to payment of security deposit as contained in the Rules, Bye-Laws and Regulations of NSE

Please enumerate separately shares which are not identical in all respects.

Shares are identical in all respects only if:

i. they are of the same nominal value and the same amount per share has been called up;

ii. they are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross; and

iii. they carry the same rights in all other respects.

**Applicable only when securities for which application for admission to dealings is made are proposed to be issued or having already been issued it is intended to make a placing or an offer for sale. Please strike out where not applicable

***Applicable to new issuers only. Please strike out where not applicable

Date	13-Jul-05
Place	Chennai
Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD. [signature] S.K. VENKATARAMAN Chief Financial Officer & Company Secretary
Name	S.K. VENKATARAMAN
Designation	CFO & COMPANY SECRETARY



Part II

ISSUE DETAILS

(For Further Issues of equity shares - Other than Rights/Public)



Sr.No.	Particulars		Details to be filled in by the applicant
1	Name of the Issuer		APOLLO HOSPITALS ENTERPRISE LIMITED
2	Description of the Issue (Please tick or write)		
a)	Amalgamation	☐	
b)	Preferential/private placement	☐	
c)	Bonus issues	☐	
d)	Conversion of convertible security into equity	☐	
e)	Shares kept in abeyance	☐	
f)	ADR/GDR	☑	
g)	FCCB's	☐	
h)	Others (Please specify)	☐	
3	Date of Board Approval		18th April 2005
4	Date of Shareholders Approval		24th May 2005
5	Date of Allotment (See Note 1)		12th July 2005
6	Number of equity shares		8,350,000
7	Face value (Rs.)		10/- per share
8	Paid up value (Rs.)		10/- per share
9	Issue Price (Rs.)		340/- per share
10	Distinctive Number Range from		41,598,619
11	Distinctive Numbers Range to		49,948,618
12	In case last distinctive number does not equal the total issue size then reasons for the same (See Note 2)		Not Applicable
13	Ratio (To be used in case of bonus, share swaps, etc.)		Not Applicable
14	ISIN Code		INE437A01016
15	Lock in details, if any		Not Applicable
a)	Number of equity shares		-
b)	Lock in start date		-
c)	Lock in end date		-
d)	Distinctive Number Range from		-
e)	Distinctive Number Range to		-

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part II
ISSUE DETAILS
(For Further Issues of equity shares - Other than Rights/Public)



Sr.No.	Particulars		Details to be filled in by the applicant
16	Number of shares issued in : Demat		
	Physical	✓	
17	Consideration(i.e.Cash/Non-Cash/ Partly)		Cash
18	Additional Listing fees paid		
a)	Amount (Rs.)		29,400
b)	Cheque Number		132747
c)	Cheque dated		12th July 2005
d)	Drawn on		Canara Bank, Thousand Lights, Chennai

Note :

1 In case of multiple dates of allotment, please provide an annexure as follows: (a) Date of allotment,

2 Please provide a reconciliation statement to support the explanation of difference if any between the

Date	13-Jul-05
Place	Chennai
Authorised Signatory and Stamp of the company	
Name	S.K. VENKATARAMAN
Designation	CFO & COMPANY SECRETARY

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary





Part IV-Distribution Schedule
Certified Schedule of Distribution

		Date :	13-Jul-05
(Name of Issuer) :	APOLLO HOSPITALS ENTERPRISE LIMITED		
Distribution of (Kind of Security)	Equity Shares	as on :	12-Jul-05
Total Nominal Value Rs.	499,486,180	Nominal value of each share/unit Rs	10/-
Total number of shares/unit	49,948,618	Paid up value per share/unit Rs.	10/-
Distinctive Nos. from:	1	To :	49,948,618

Table I
DISTRIBUTION OF HOLDINGS

Share or Debenture holding of nominal value	Share/ Debenture Holders		Share/ Debenture Amount	
Rs.	Number	% to total	Rs.	% to total
(1)	(2)	(3)	(4)	(5)
Upto 5000	28,376	91.78122069	31241580	6.254743625
5001-10000	1,298	4.198337484	10843160	2.170862866
10001-20000	682	2.205906136	10295350	2.061188159
20001-30000	167	0.540155901	4333520	0.867595576
30001-40000	102	0.32991558	3771560	0.755087959
40001-50000	101	0.326681114	4560670	0.91307231
50001-100000	77	0.249053919	5349260	1.070952554
100001 and above	114	0.368729178	429091080	85.90649695
Total	30,917	100	499486180	100

Yours faithfully,

Authorised Signatory and Stamp of the company	S.K. Venkataraman
Name	S.K. Venkataraman
Designation	CFO & COMPANY SECRETARY

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part IV-Distribution Schedule
Certified Schedule of Distribution



d)Bodies Corporate (not covered under (a) & (b))	i.Holding Company **	–	–
	ii.Subsidiary Companies **	–	–
	iii.Any Other Bodies Corporate in the same group / affiliates **	5670667	11.3530008
	iv.Other Bodies Corporate not in the same group / not affiliated but holding more than 1% of the equity capital and not included in i, ii and iii above **	–	–
	TOTAL	5670667	11.3530008
e)Directors and their relatives (as defined in Sec.6 of the Companies Act, 1956		8709501	17.43692088
f)Top 100 individual shares/debenture holders other than those listed above **		926210	1.854325579
g)Top 100 bodies corporate shares/debenture holders other than those listed above **		958624	1.919220268
h)Others (please specify)(GDR DEPOSITARY)		8350000	16.71717924

Yours faithfully,

Authorised Signatory and Stamp of the company	S.K. Venkataraman
Name	S.K. Venkataraman
Designation	CFO & Company Secretary

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part IV-Distribution Schedule
Certified Schedule of Distribution



TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary & Manager	Official relationship to the Issuer	Number of shares/ debentures
1	2	3
Dr. Prathap C Reddy	Chairman	1464593
Ms.Preetha Reddy	Managing Director	724670
Ms.Suneeta Reddy	Director - Finance	396795
Ms.Sangita Reddy	Director - Operations	1281254
Mr. P. Obul Reddy	Director	5000
Mr.Rafeeque Ahamed	Director	20000
Mr.T.M.Joseph	Director	23200
Mr.Habibullah Badsha	Director	5403
Mr.S.K.Venkataraman	CFO & Company Secretary	25

Certified correct

Authorised Signatory and Stamp of the company	
Name	S.K.Venkataraman
Designation	CFO & Company Secretary

Note :

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Separate forms should be completed for each class of security e.g., debentures, preference shares, equity shares etc. Similarly separate forms should be completed for shares of the same class which are not identical in all respects

The aggregate of physical and dematerialised holdings, if any, should be given for each class of Shares are identical in all respects only if

i) they are of the same nominal value and the same amount per share has been called up

ii) they are entitled to dividend at the same rate and for the same period, so that at the next annual distribution the dividend payable on each share will amount to exactly the same sum net and gross; and

iii) they carry the same rights in all other respects



Part IV-Distribution Schedule
Certified Schedule of Distribution

** Name, address, number of shares/debentures and % holdings of each body corporate/persons falling under above categories to be given as a separate annexure as per format given below :

Sr. No.	Name	Address	No. of Shares / debentures held	% of total no. of share/debenture capital

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LTD - AS ON 12/07/2005 PAGE 1

FOREIGN NATIONALS

NAME		BALANCE	% of Total Paid up Capital
TWL HOLDINGS LIMITED Desai Diwanji Lentin Chambers, 2nd Floor Dalal Street Mumbai 400023		62,87,731	12.588
Totals..	1	62,87,731	12.588

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LTD - AS ON 12/07/2005 PAGE 1

OVERSEAS CORPORATE BODIES

NAME	BALANCE	% of Total Paid up Capital
REESHANAR INVESTMENTS LTD INTERNATIONAL FINANCIAL SERIVCES LTD 3RD FLOOR LES CASCADES EDITH CAVELL STREET PORT MAURITIUS MAURITIUS 999999	50,000	0.100
Totals.. 1	50,000	0.100

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LTD - AS ON 12/07/2005 PAGE 1

BODIES CORPORATE (SAME GROUP)

NAME	BALANCE	% of Total Paid up Capital
PCR INVESTMENTS LIMITED G BLOCK, III FLOOR ALI TOWERS, NO55 GREAMS ROAD CHENNAI 600006	56,55,067	11.321
APOLLO HEALTH ASSOCIATION ALI TOWERS 4TH FLR 22 GREAMS RD MADRAS 600 006 600006	15,600	0.031
Totals.. 2	56,70,667	11.353

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

TOP 100 PUBLIC

NAME	BALANCE	% of Total Paid up Capital
OMPRAKASH HASHAMATRAI NAVANI 205, OM CHAMBERS OM CORNER Mumbai Maharashtra 400036	1,48,566	0.297
PRALHAD NARAYANDAS RATHI 108/27, BHARATI NIWAS SOCIETY PRABHAT ROAD LANE 14 ERANDAWANE PUNE 411004	74,148	0.148
RAMKUMAR HIRALAL RATHI CONSTRUCTION HOUSE 796/189 B BHANDARKAR INSTITUTE ROAD DECCAN GYMKHANA PUNE 411004	40,000	0.080
AUDIKESAVULU D K 17, SANKEY ROAD BANGALORE BANGALORE PH:3348409(R) 560001	29,259	0.059
MEHER PHIROZ BANAJI C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT Mumbai 400023	25,000	0.050
KALA HIRALAL DOSHI SAGAR TARANG BULDING 1ST FLOOR FLAT NO/2 81/83 B DESAI ROAD WARDEN ROAD MUMBAI 400026	20,000	0.040
MEHUL YASHWANT SAMPAT C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT MUMBAI 400023	20,000	0.040
ANANDI YASHWANT SAMPAT C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT MUMBAI 400023	15,000	0.030


APOLLO HOSPITALS ENTERPRISE LTD.
MADRAS.
600 006.

NAME	BALANCE	% of Total Paid up Capital
BRIJMOHAN REDDY J STONE ACRE 8-2-618/ROAD NO 11 BANJARA HILLS HYDERABAD 500 034 500034	15,000	0.030
YASHWANT HANSRAJ SAMPAT C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT MUMBAI 400023	15,000	0.030
RAMAKANT KRISHNAJI DESHPANDE C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT Mumbai 400023	12,500	0.025
VINAY MADANLAL GROVER VALENCIA A- 1001 CENTRAL AVENUE ROAD HIRANANDANI GARDENS MUMBAI 400076	12,230	0.024
ANJANA GUPTA B 12 SECTOR 20 NOIDA GAUTAM BUDH NAGAR UP 201301	12,000	0.024
MOHAMMED HASHIM "KH" HOUSE NO 2 THIRUNARAYANA GURU ROAD MADRAS 600 112 600112	12,000	0.024
ROOPENDRA NARAYAN ROY LAL GOLA HOUSE 4 MERLIN PARK KOLKATA 700019	12,000	0.024
LEENA PRANEEL NO 6 OLD NO 31 III RD FLOOR KRISHNA THULASI APPARTMENTS ARCOT ST T NAGAR CHENNAI TAMIL NADU 600017	10,400	0.021
KEWAL KRISHAN NOHRIA 11 ARYAVART 351 NARAYAN DABHOLKAR ROAD MUMBAI 400006	10,000	0.020

APOLLO HOSPITALS ENTERPRISE LTD. MADRAS 600 006.

NAME	BALANCE	% of Total Paid up Capital
RAMASWAMY M A M CHETTINAD HOUSE RAJAH ANNAMALAIPURAM CHENNAI 600028	10,000	0.020
SRINIRAM D 10, WAHAB STREET, CHENNAI 600094	10,000	0.020
MOIZ PANCHA 12/2 SUN FLOWER CUFFE PARADE MUMBAI 400005	9,600	0.019
RAMESH DAMANI SUNSHINE 156 M K ROAD MUMBAI 400020	9,278	0.019
PRASANNA KUMAR REDDY 6A III CROSS STREET ORMES ROAD KILPAUK MADRAS-600 010 600010	9,000	0.018
SYED F RAHMAN 4 GRND FLOOR GEMS COURT 14, KHADER NANAZ KHAN ROAD, NUNGAMBAKKAM, CHENNAI 600006	8,100	0.016
GADDUM J M REDDY C/O G RADHA CHARAN REDDY F NO 102 H NO 6 3 901/1 ZAMRUD RESIDENCY RAJBHAWANROAD SOMAJIGUDA HYDERABAD 500082	7,950	0.016
ISHWAR GREWAL 160 SECTOR 27A CHANDIGARH 160019	7,940	0.016
DEWAS KUMAR SETHI C/O PHULCHAND BINOD KUMAR OLD DAILY MARKET DIMAPUR NAGALAND 797112	7,500	0.015


APOLLO HOSPITALS ENTERPRISE LTD.

NAME	BALANCE	% of Total Paid up Capital
GEETANJALI RAMAKANT DESHPANDE C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT Mumbai 400023	7,500	0.015
GULZAR RAHMAN G/4 GEMS COURT 14 K N K ROAD NUNGAMBAKKAM CHENNAI TAMILNADU 600006	7,200	0.014
SUBRAMANIAN V SAI VIGNESH NIVAS NO 8, 4TH STREET GANAPATHY NAGAR, ANAKAPUTHUR CHENNAI 600070	7,200	0.014
VINOD KUMAR KAPUR ELDEE VILLA, H.NO.96, SEC 15 A, SEC 15 A, 201301	7,144	0.014
HAFEEZ S CONTRACTOR 29 BANK STREET FORT MUMBAI 400023	7,130	0.014
K S GOPALASWAMY STANDARD CHARTERED BANK GLOBAL MARKETS 1ST FLOOR 90 M G ROAD FORT MUMBAI 400001	7,000	0.014
SATHYA PRABHA D A 466 DIAGONAL ROAD JAYA NAGAR BANGALORE 560011 560011	6,984	0.014
SUNITA MAHESH PUROHIT 24/26, CAMA BLDG., DALAL STREET, FORT MUMBAI MAHARASHTRA 400023	6,750	0.014



NAME	BALANCE	% of Total Paid up Capital
MR MUNI REDDY S CHINNA CHOWK CUDDAPAH ANDHRA PRADESH	6,575	0.013
VIVEK 105 AND 106 RAHEJA CREST 1 NEXT TO KAMATS CLUB LOKHANDWALA COMPLEX ANDHERI WEST MUMBAI 400053	6,200	0.012
N RAMAMOORTHY 18 GANAPATHY COLONY ALWARPET CHENNAI 600018	6,097	0.012
MANI N J GARDEN APARTMENTS 10 PYCROFTS GARDEN ROAD CHENNAI 600 006 600006	6,000	0.012
G V RAMAMURTHY SAI DURBAR,(OLD NO 46) 48/ II/3, II MAIN ROAD RAJA ANNAMALAIPURAM CHENNAI 600028	5,760	0.012
AMY C H BHABHA 49 CUFFE PARADE MUMBAI 400005	5,750	0.012
PRASAD R DESHPANDE 372 NILYA MAIN ROAD R T NAGAR BANGALORE 560032	5,525	0.011
KANARATH P BALARAJ 301, LYNDHURST 3, WALTON ROAD OFF LAVELLE ROAD BANGALORE 560001	5,400	0.011
SHANTILAL DEVICHANDJI JAIN 17/C MAHENDRA MANSION 2ND FLOOR 389/91 CHIRA BAZAR MUMBAI 400002	5,400	0.011



NAME	BALANCE	% of Total Paid up Capital
SIMRET KAUR GREWAL 286, SECTOR -10, CHANDIGARH 160011	5,375	0.011
KISHAN LAL PRABHUDAYAL (H U F) 6, VAIBHAV CHAMBERS, 7/1, USHA GANJ, INDORE M.P. 452001	5,200	0.010
JAYANT N SHAH 13/A,NEMINATH APPARTMENT SHIMPOLI ROAD BORIVALI (WEST) MUMBAI 400092	5,050	0.010
P S REDDY C/O M/S FIRST SECURITIES P LTD NO 405 HOUSE OF LORDS ST MARKS ROAD BANGALORE 560001	5,050	0.010
ALFRED EBENEZER JOSEPH NEW NO 16 15TH CROSS ROAD NEW COLONY CHROMEPET CHENNAI 600 044 600044	5,000	0.010
ASHA C THACHIL 1ST STREET B-2 HERITAGE HADDOWS ROAD CHENNAI 600 006 600006	5,000	0.010
BASITH A S A SALMA HOUSE 142 PURASAWALKAM HIGH RD KELLYS MADRAS 600 010 600010	5,000	0.010
CHINTALAPATI VENKATA RAMANA RAJU FLAT NO 301 F BLOCK VUDA APARTMENTS H B COLONY POST VISAKHAPATNAM 530022	5,000	0.010
DEEPTI BIBHAS ASAR C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT MUMBAI 400023	5,000	0.010

TOP 100 PUBLIC

NAME	BALANCE	% of Total Paid up Capital
DEVINA RAMAKANT DESHPANDE C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT Mumbai 400023	5,000	0.010
DHARAM VIR SOOD 87/172 ACHARYA NAGAR KANPUR 208003	5,000	0.010
HINA JAYESH PAREKH C/O SUNIDHI CONSULTANCY SERVICES MAKER CHAMBER IV,14TH FLOOR NARIMAN POINT MUMBAI 400021	5,000	0.010
JAYESH HIRALAL DOSHI 4 E NAVROZE APARTMENTS 35 BHULABHAI DESAI ROAD MUMBAI 400026	5,000	0.010
K D PARAKH NO 6 TARAPORE AVENUE HARRINGTON RD CHETPET MADRAS 600031	5,000	0.010
K MOHAMED SALEEM C/O K A S BASHU & CO 51 SYDENHAMS RD MADRAS 600003	5,000	0.010
MATHEW SAMUEL K C/O APOLLO HOSPITALS INTERVENTIONAL CARDIOLOGIST 21 GREAMS LANE MADRAS 600006	5,000	0.010
N MOHAMED SAYEED 29 E V K SAMPATH RD VEPERY MADRAS 600007	5,000	0.010
N SHAFEEQ AHMED 29 E V K SAMPATH RD VEPERY MADRAS 600007	5,000	0.010



TOP 100 PUBLIC

NAME	BALANCE	% of Total Paid up Capital
NALINI DHIRAJLAL PAREKH SUNIDHI CONSULTANCY SERVICES LTD 151, 14TH FLOOR, MAKER CHAMBER IV 222, NARIMAN POINT MUMBAI 400021	5,000	0.010
VARUN RAMAKANT DESHPANDE C/O ABN AMRO BANK N V CUSTODY DEPT, BRADY HOUSE, 1ST FLR 14 VEER NARIMAN ROAD, FORT Mumbai 400023	5,000	0.010
NATESAN JANAKIRAMAN U 50 GOLDEN IVY FLAT 2 B 6TH MAIN ROAD ANNA NAGAR 600040	4,800	0.010
ROMY FERNANDEZ 3-A SECOND AVENUE ADYAR BOAT CLUB ROAD MADRAS 600 028 600028	4,650	0.009
NAVJOT GREWAL 160, SECTOR 27A CHANDIGARH 676748	4,615	0.009
SHANTILAL D JAIN 17/C MAHENDRA MANSION 2ND FLOOR 389191 J S S ROAD MUMBAI 400002	4,600	0.009
KAPIL PRANNATH MARWAHA 4/31 SUKHSHANTI BLDG 2 GOPALRAO DESHMUKH MARG 19 PEDDAR ROAD MUMBAI 400026	4,540	0.009
ABDULLA BAYANTAKATH "NASRIYA" NEAR GOVERNMENT TOWN HIGH SCHOOL CANNANORE 670 001 KERALA 670001	4,500	0.009
KIRUBA SAGAR V DOOR NO 9 RAMANATHAN STREET MAHALINGAPURAM CHENNAI 600 034 600034	4,500	0.009



NAME	BALANCE	% of Total Paid up Capital
MOHAN C 801 MALVERN AVENUE TOWSON MD 21204 USA	4,500	0.009
JANANI K KRISHNA 10, TAYLORRUN HOLMDEL NEW JERSEY U S A 907733	4,450	0.009
RADHA RAGHUNATH DESHPANDE 372 NILAY MAIN ROAD R T NAGAR BANGALORE 560032	4,450	0.009
PADALA JAGANNADHA REDDY C 1 1 ST FLOOR LALITHA AVENUE 3 6 674 STREET NO 10 HIMAYATHNAGAR HYDERABAD 500029	4,350	0.009
RAJA CHANDRASEKARAN V 110/6 MADASAMY KOIL STREET(NEW) RAJAPALAYAM TAMIL NADU 626117	4,320	0.009
DEVKUMAR GOPALDAS AGGARWAL GUPTA MILL ESTATE DARUKHANA REAY ROAD MUMBAI 400010	4,307	0.009
CATTAMANCHI DAIVA DATTA REDDY PLOT NO. 391 SECTOR- 8 GANDHINAGAR 382008	4,300	0.009
PAI MAGHAM SUGUNAKARA REDDY 1/1 KOTHARI ROAD NUNGAMBAKKAM CHENNAI TAMILNADU 600034	4,250	0.009
MOHAN GANDHI NO 108 IVTH CROSS STREET VIJAYA NAGAR BANGALORE	4,050	0.008
ASHOK P C/O MRS P PRATHIMA 61 SPURTANK ROAD MADRAS 600 031 600031	4,000	0.008



NAME	BALANCE	% of Total Paid up Capital
BALAKRISHNAN P V C/O COL K GOPAL 9 SCHOOL VIEW ROAD RAMAKRISHNA NAGAR R A PURAM MADRAS 600 028 600028	4,000	0.008
MOHAMED SAYEED N 29 E V K SAMPATH ROAD VEPERY MADRAS 600007 600007	4,000	0.008
MUPPIDI RUPINI REDDY PLOT NO 116, ROAD NO 72 PRASHASAN NAGAR JUBILEE HILLS HYDERABAD 500033	4,000	0.008
PADMALATHA PALADUGU H NO 4-5-50/3, GROUND FLOOR RANGA, KALYANI ROAD RING ROAD GUNTUR 522007	4,000	0.008
PRASHANT R DESHPANDE 372 NILAY MAIN ROAD R T NAGAR BANGALORE 560032	4,000	0.008
PRAVINCHANDRA RATILAL SHAH 7 CHAKLA STREET 10/3RD FLOOR MUMBAI 400003	4,000	0.008
PREM AJMANI B 1/427 JANAK PURI NEW DELHI 110058	4,000	0.008
SRIVIDYA MALIWAL C/O MR. LAHOTI 10, SHREE APARTMENTS 15th ROAD, KHAR (W) MUMBAI 400052	4,000	0.008
SUNILA KANTI SHAH TEJAL 35 PALI HILL BANDRA MUMBAI 400050	4,000	0.008



NAME	BALANCE	% of Total Paid up Capital
VIRENDRA KUMAR RAJPUT A 253 HAL COLONY LUCKNOW 226016	3,990	0.008
SUDHAKAR RAO PERALA D NO 12-13-606 NAGARJUNA NAGAR TARNAKA HYDERABAD 500017	3,925	0.008
SIVARAMAKRISHNA N N 2 KRITHIKA, 14TH ROAD CHEMBUR BOMBAY MAHARASHTRA 400071	3,907	0.008
ANURADHA K REDDY 3-6-96/1 HIMYATH NAGAR HYDERABAD 500 029 500029	3,900	0.008
JEROO MANGO VAKIL BAHARESTAN 30-A JUHU TARA ROAD MUMBAI 400049	3,900	0.008
MOHAN HIREGOWDER 4324N WITCHDUCK ROAD, VIRGINIA BEACH VIRGINIA-23455 USA	3,900	0.008
RAJAGOPALAN S NO.13, KONDALIER STREET KONDITHOPE CHENNAI 600079	3,825	0.008
RAVINDRANATH K PLOT NO 303F ROAD NO 25 JUBILEE HILLS' HYDERABAD 500 033 500033	3,750	0.008
RENUKA DATLA 2-2-12/3/A DURGABAI DESHMUKH COLONY HYDERABAD 500007	3,750	0.008



TOP 100 PUBLIC

NAME	BALANCE	% of Total Paid up Capital
VAIDEHI REDDY K 8 MONTIETH ROAD EGMORE MADRAS 600 008 600008	3,750	0.008
JEEREEDY A PRASAD ANAGONDA VILLAGE THAVANAMPALLE MANDAL CHITTOOR AP	3,670	0.007
Totals.. 100	9,26,210	1.854

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



APOLLO HOSPITALS ENTERPRISE LTD - AS ON 12/07/2005 PAGE 1

TOP 100 BODY CORPORATES

NAME	BALANCE	% of Total Paid up Capital
TATA INVESTMENT CORPORATION LIMITED EWART HOUSE HOMI MODY STREET FORT MUMBAI 400001	2,46,371	0.493
APOLLO SINDHOORI CAP ILT NEW NO.55 (OLD NO.22) GREAMS ROAD M-FLOOR ALI TOWERS CHENNAI 600006	1,03,089	0.206
SAKTHI INTERNATIONAL INC 3600, Spring Road, Oak Brook, USA ILL 60523	93,820	0.188
KRISHNAMARIAMMAN CHARITABLE TRUST NO 19 BISHOP GARDENS RAJA ANNAMALAIPURAM CHENNAI 600 028 600028	48,705	0.098
INDIABULLS FINANCIAL SERVICES LIMITED F-60 MALHOTRA BUILDING 2 ND FLOOR CONNAUGHT PLACE NEW DELHI 110001	42,566	0.085
CITADEL HEALTH LIMITED 35, SAI ENCLAVE. AVENUE 1 ROAD NO.12 BANJARA HILLS HYDERABAD 500034	24,024	0.048
SALASAR STOCK BROKING LIMITED SUITE NO-411, MUKTI CHAMBERS 4A, CLIVE ROW CALCUTTA 700001	24,000	0.048
JCP SHARES & SECURITIES PVT LTD MAKER CHEMBER IV 14TH FLOOR NARIMAN POINT MUMBAI MAHARASHTRA 400021	21,000	0.042
HI - TIDE INVESTMENTS (PVT) LTD SCO 120-121 SEC 8-C (FIRST FLOOR) CHANDIGARH 160018	20,065	0.040

TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
INFRASTRUCTURE LEASING AND FINANCIAL SER IL AND FS HOUSE PLOT NO 14 RAHEJA VIHAR CHANDIVLI ANDHERI EAST 400072	18,875	0.038
L AND T FINANCE LTD 802, SWASTIK CHAMBERS CST ROAD CHAMBUR MUMBAI 400071	17,500	0.035
DARASHAW COMPANY PVT LTD 3 RAJESH MANSION D V ROAD MUMBAI 400020	16,300	0.033
GLOBAL INSURANCE SERVICES PVT LTD GRESHAM ASSURANCE HOUSE SIR P M ROAD MUMBAI 400001	15,250	0.031
PATCO INVESTMENTS CONSULTANCY SERVICES (VANGUARD HOUSE 48 SECOND LINE BEACH CHENNAI 600001	14,800	0.030
MANGAL KESHAV SECURITIES LIMITED 501 HERITAGE PLAZA J P ROAD, OPP INDIAN OIL NAGAR ANDHERI(W) MUMBAI MAHARASTRA 400058	13,000	0.026
FORTIS SECURITIES LTD G-16,MARINA ARCADE CONNAUGHT CIRCUS NEW DELHI 110001	12,769	0.026
BALAJI TRUST NO 19 BISHOP GARDENS RAJA ANNAMALAIPURAM CHENNAI 600 028 600028	10,150	0.020
KARVY STOCK BROKING LTD 529 ROAD NO 4 BANJARA HILLS HYDERABAD 500034	9,394	0.019

TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
GLOBE CAPITAL MARKET LTD 609 ANSAL BHAWAN K G MARG NEW DELHI 110001	8,250	0.017
UNITED SHARE BROKERS LTD 2 PRATAP BHAWAN 5 BAHADUR SHAH ZAFAR MARG NEW DELHI 110002	7,700	0.015
MASTER CAPITAL SERVICES LTD SCO 19 MASTER CHAMBER FEROZE GANDHI MARKET LUDHIANA 141001	7,450	0.015
PITAMBARI DEVELOPERS PVT LTD 3B, LAL BAZAR ST. 6TH FLOOR KOLKATA 700001	6,984	0.014
CENTURY FINVEST PVT LTD 75 IIND FLOOR VIJAY BLOCK, LAXMI NAGAR VIKAS MARG DELHI 110092	6,000	0.012
BONANZA PORTFOLIO LTD RAGHUVANSHI MILLS COMPOUND, BLOCK NO.19, 1ST FLOOR,SENAPATI BAPAT MARG,LOWER PAREL MUMBAI 400013	5,908	0.012
SUNIDHI CONSULTANCY SERVICES PVT LTD MAKER CHAMBER IV 14TH FLOOR NARIMAN POINT MUMBAI MAHARASHTRA 400021	5,900	0.012
IL FS INVESTSMART LTD IL and FS Financial Centre 8th Floor, Plot No. C-22, G Block Bandra Kurla Complex, Bandra (East) MUMBAI 400051	5,580	0.011
INDIA INFOLINE COM SEC L BLDG NO 24,I FLOOR,NIRLON LTD COMPOUND, WESTERN EXPRESS HIGHWAY, GOREGAON(EAST) MUMBAI 400063	5,565	0.011

NAME	BALANCE	% ofTotal Paid upCapital
MEHTA INVESTMENTS 12, SHUBHAM,AKURLI ROAD,NEAR UCO BANK, KANDIVLI-E 400101	5,500	0.011
[illegible]AKHI BARTER PVT LTD 156 LENIN SARANI ROOM NO 504 CALCUTTA 700013	5,500	0.011
ANAGRAM SECURITIES LTD 801 SAKAR - 1 OPP. NEHRU BRIDGE ASHRAM ROAD AHMEDABAD 380009	5,264	0.011
TRIMBHAK INVESTMENTS LTD 803 UNIQUE TOWER OFF S V ROAD, GAIWADI STREET NEAR KAMATS CLUB GOREGAON WEST MUMBAI 400062	4,688	0.009
CRYSTAL IMPEX LTD MY HOME APARTMENTS BASEMENT NO 1 FORJETT STREET CROSS RD GOWLIA TANK MUMBAI 400036	4,500	0.009
LOHIA SECURITIES LIMITED FIRST FLOOR,6,LYONS RANGE, CALCUTTA 700001	4,500	0.009
KOMAC INVESTMENTS FINANCE PVT LTD WADIA BUILDING IST FLOOR 22 D S A BRELVI ROAD NEXT TO BOMBAY SAMACHAR PRESS FORT MUMBAI 400001	4,104	0.008
NISHA ENTERPRISES PRIVATE LTD BABA TOWERS FIRST FLOOR NO 1 STERLING AVENUE NUNGAMBAKKAM CHENNAI 600 034 600034	3,950	0.008
S S KANTILAL ISHWARLAL SECURITIES LTD - A-206 PHOENIX HOUSE 2ND FLOOR SENAPATI BAPAT MARG LOWER PAREL MUMBAI 400013	3,758	0.008



TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
CROSSBORDER INVESTMENTS PVT LTD 14TH FLOOR EXPRESS TOWERS NARIMAN POINT MUMBAI 400021	3,750	0.008
[illegible]ACH FINANCE LTD 84, DARYA GANJ 2ND FLOOR New Delhi 110002	3,500	0.007
EARNEST JOHN & CO PVT LTD 107, EARNEST HOUSE, 194, NARIMAN POINT, MUMBAI MAHARASHTRA 400021	3,500	0.007
FALCON FOUNDATION PRIVATE LIMITED SCO 120/121 SECTOR- 8/C, FIRST FLOOR CHANDIGARH 160018	3,100	0.006
SPECTRA SHARES AND SCRIPS PVT LTD 6 3 945 1ST FLOOR 104 105 PANCOM BUSINESS CENTRE AMEEREPT HYDERABAD A P 500073	3,056	0.006
JALAN HOLDINGS PRIVATE LIMITED PARAMOUNT APARTMENTS FLAT 2C 2D 25 BALLY GUNGE CIRCULAR ROAD CALCUTTA 700019	3,000	0.006
KB CAPITAL MARKETS PVT L 25 SWALLOW LANE,WARDLEY HOUSE, 2ND FLOOR, CALCUTTA 700001	3,000	0.006
ROBUST FINVEST PVT LTD 1403-1503 AMARNATH TOWERS, OFF YARI ROAD, VERSOVA, ANDHERI WEST MUMBAI MAHARASHTRA 400061	2,832	0.006
ABHISHRI INVESTMENTS AND FINANCE PVT LTD 47 BOMBAY MUTUAL CHAMBERS 4TH FLOOR 19/21 AMBALAL DOSHI MARG MUMBAI 400001	2,500	0.005

NAME	BALANCE	% ofTotal Paid upCapital
SHRI PARASRAM HOLDINGS PVT LTD B 7, GUPTA CHAMBERS, 2ND AND 3RD FLR NIMRI SHOPPING CENTRE, BHARAT NAGAR NEW DELHI 110052	2,170	0.004
A S P INVESTMENTS PVT LTD 87/94 TILAK NAGAR KANPUR 208002	2,000	0.004
GINI TEX LTD 232 34 KALBADEVI ROAD 3RD FLOOR MUMBAI 400020	2,000	0.004
KASTHURI & SONS LTD KASTURI BUILDINGS 860 MOUNT ROAD MADRAS-600 002 600002	2,000	0.004
KENBEE CONSULTANTS LTD 5, NEW POWER HOUSE ROAD, JODHPUR 342003	2,000	0.004
MNP METALIKS PRIVATE LIMITED 113 A MANOHAR DAS KATRA 2ND FLOOR KOLKATA 700007	2,000	0.004
MURAVI AGENCIES NO 9 BESANT ROAD ROYAPETTAH MADRAS 600 014 600014	2,000	0.004
SAURASHTRA CAPITAL SERVICES PVT LTD 39 GREAT WESTERN BLDG BAKE HOUSE LANE COMPOUND 1ST FLOOR FORT MUMBAI 400001	2,000	0.004
SRI KRISHNA MARIAMMAN 7 BISHOP GARDENS RAJA ANNAMALAIPURAM CHENNAI 600 028 600028	2,000	0.004
VNS RISK MANAGEMENT SERVICES (P) LTD E-17/5 Krishna Nagar Delhi 110051	2,000	0.004

TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
ADITYA INSTRUMENTS PVT LTD 18/ 19, GULTEKADI INDUSTRIAL ESTATE PUNE 411037	1,940	0.004
MARGADARSI CHIT FUND LIMITED 5 10 195 FATEH MAIDAN ROAD HYDERABAD A P 500004	1,875	0.004
SRIPAD SECURITIES PRIVATE LIMITED MARGIN ACCOUNT 409, NAVKETHAN COMPLEX, OPP: CLOCK TOWER, S D ROAD SECUNDERABAD. A P 500003	1,755	0.004
BETALA STOCK BROKING LTD 704/1, CHINUBHAI BUILDING REVADI BAZAR AHMEDABAD 380001	1,709	0.003
KARNATAKA BREWERIES & DIST P LTD IX MILE TUMKUR ROAD BANGALORE 560 073 560073	1,666	0.003
INSIGHT SHARE BROKERS PRIVATE LIMITED CK - 15 SALT LAKE CITY KOLKATA 700091	1,655	0.003
KOTAK SECURITIES LIMITED NIRLON HOUSE 2ND FLOOR NEAR PASSPORT OFFICE DR ANNIE BESENT ROAD WORLI MUMBAI 400025	1,615	0.003
VENTURA SECURITIES LIMITED DHANNUR E GROUND FLOOR SIR P M ROAD FORT MUMBAI 400001	1,610	0.003
UTILITY ENGINEERS INDIA LTD 16 SHOPPING CENTRE PANCHSHILA PARK NEW DELHI-17 110017	1,600	0.003



TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
TJ ST BRK SERV PVT LTD 803 UNIQUE TOWER OFF S V ROAD, GAIWADI STREET NEAR KAMATS CLUB GOREGAON WEST MUMBAI 400062	1,582	0.003
[illegible] SHAH SECURITIES PVT LTD 4A, KARIM CHAMBERS AMBALAL DOSHI MARG FORT, MUMBAI MAHARASHTRA 400023	1,536	0.003
ELEGANT FINVEST PVT LTD 105 SAGAR PLAZA LAXMI NAGAR DISSTT CENTRE NEW DELHI 110092	1,500	0.003
KALPATHARU FINANCE AND LEASING LIMITED SECOND FLOOR 35, NUNGAMBAKKAM HIGH ROAD CHENNAI 600034	1,500	0.003
V T VELU INVESTMENTS PRIVATE LIMITED 4/1 SANKEY ROAD HIGH GROUNDS BANGALORE 560052	1,500	0.003
WELLWORTH SHARE AND STOCK BROKING LTD 105 VEENA CHAMBERS, 21 DALAL STREET, FORT, MUMBAI MUMBAI MAHARASHTRA 400001	1,450	0.003
STEEL CITY SECURITIES LIMITED 49-52-5/4, SHANTHIPURAM VISAKHAPATNAM 530016	1,351	0.003
PREM SOMANI SHARE BROKERS PVT LTD 52, Sangram Colony C Scheme Jaipur 302001	1,300	0.003
KLB SECURITIES PVT LTD 704/1, CHINUBHAI BUILDING REVDI BAZAR AHMEDABAD 380001	1,271	0.003



NAME	BALANCE	% ofTotal Paid upCapital
A P MET ENGG LIMITED 12.13.90 STREET NO.3, TARNAKA SECUNDERABAD A P 500017	1,250	0.003
PENTAGON CHARITABLE FOUNDATION JITENDRA INDL. ESTATE, 2ND FLOOR, ANDHERI KURLA ROAD, ANDHERI (EAST), MUMBAI MAHARASHTRA 400093	1,250	0.003
PUNJAB DISTILLERS AND BOTTLERS LIMITED SCO 140 - 141, SECTOR 34 A, CITY SUB CENTRE, CHANDIGARH PUNJAB 160022	1,250	0.003
ICICI WEB TRADE LIMITED ICICI BANK TOWER, SOUTH TOWER BANDRA KURLA COMPLEX BANDRA EAST MUMBAI 400051	1,233	0.002
NIKON FINLEASE PVT LTD M-1, PRATAP BHAWAN 5, B S ZAFAR MARG PRESS AREA NEW DELHI 110002	1,192	0.002
WAY 2 WEALTH BROKERS PVT LTD 002 RAHEJA PARAMOUNT NO 138 RESIDENCY ROAD BANGALORE 560025	1,157	0.002
S S CORPORATE SECURITIES LTD D 845 SARASWATI VIHAR PITAMPURA DELHI 110034	1,150	0.002
SAS BROKING PRIVATE LIMITED 1ST FLOOR VEERA SHOPPING CENTRE NEAR TILAK TALKIES OPP RAILWAY STATION DOMBIVALI EAST THANE 421201	1,150	0.002



TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
PROGRESSIVE SHARE BROKERS PRIVATE LIMITE 113, LAXMI PLAZA, LAXMI INDUSTRIAL ESTATE, NEW LINK ROAD, ANDHERI (WEST) MUMBAI MAHARASTRA 400053	1,105	0.002
STOCK HOLDING CORPORATION OF INDIA LTD - MITTAL COURT 'B' WING, 2ND FLOOR 224, NARIMAN POINT MUMBAI 400021	1,100	0.002
INVESTSMART INDIA LTD IL and FS Financial Centre 8th Floor, Plot No. C-22, G Block Bandra Kurla Complex, Bandra (East) MUMBAI 400051	1,083	0.002
JRG SECURITIES LTD JRG ASSOCIATES (P) LTD 36/1563, MES CULTURAL COMPLEX KALOOR, KOCHI KERALA 682017	1,051	0.002
ASTHA FOILS PVT LTD B-7 GUPTA CHAMBERS NIMRI SHOPPING CENTRE, BHARAT NAGAR ASHOK VIHAR, PHASE IV DELHI 110052	1,050	0.002
AGRASAR VANIJYA PVT LTD 58 D NETAJI SUBHAS ROAD 4TH FLOOR R NO 404 CALCUTTA CALCUTTA 700001	1,000	0.002
AMAN FINVEST PRIVATE LIMITED 79 A KAMLA NAGAR DELHI 110007	1,000	0.002
BYRAMJEE JEEJEEBHOY PVT LTD 83 JOLLY MAKER CHAMBERS NO2 NARIMAN POINT MUMBAI 400021	1,000	0.002



NAME	BALANCE	% ofTotal Paid upCapital
CHEMCROWN (INDIA) LIMITED 1 MAHAVIR COLONY E V K SAMPATH ROAD VEPERY MADRAS 600 007 600007	1,000	0.002
CHORARIA SECURITIES LTD 36, NETAJI SUBHASH MARG IInd FLOOR DARYA GANJ NEW DELHI 110002	1,000	0.002
GAURAV CAPLEASE LIMITED PLOT 286, NEAR NEW ANAND SOCIETY, PANT NAGAR,GHATKOPAR, MUMBAI MAHARASHTRA 400075	1,000	0.002
INVESTSMART INDIA LIMITED - MARGIN A/C IL and FS Financial Centre 8th Floor, Plot No. C-22, G Block Bandra Kurla Complex, Bandra (East) MUMBAI 400051	1,000	0.002
JAJU DISTRIBUTORS PRIVATE LIMITED 39,KALI KRISHNA TAGORE STREET 4TH FLOOR ROOM NO. 408 KOLKATA WEST BENGAL 700007	1,000	0.002
JALANNAGAR DEVELOPMENT PRIVATE LIMITED FLAT NO 2C 2D PARAMOUNT 25 BALLYGUNGE CIRCULAR ROAD KOLKATA 700019	1,000	0.002
KSHITIJ PORTFOLIO PVT LTD B-146, BROTHERHOOD APPT., VIKAS PURI, NEW DELHI 110018	1,000	0.002
LLYODS PROPERTIES PVT LTD 19 A Jawaharlal Nehru Road Kolkata 700087	1,000	0.002
MAGNUM EQUITY BROKING LT D-30, EMPIRE MAHAL 806, DR.B.A ROAD DADAR TT. MUMBAI 400014	1,000	0.002

TOP 100 BODY CORPORATES

NAME	BALANCE	% ofTotal Paid upCapital
MASKATI INVESTMENT PVT LTD MASKATI HOUSE,76 MOHAMMADALI ROAD MUMBAI MAHARASHTRA 400003	1,000	0.002
MAXWELL ALLOYS STEEL PVT LTD IIIRD FLOOR SURYA TOWERS S P ROAD SECUNDERABAD 500 003 500003	1,000	0.002
Totals.. 100	9,58,624	1.919

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



(5)


Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE MEETING OF THE

BOARD OF DIRECTORS HELD ON 18TH APRIL 2005

"RESOLVED THAT pursuant to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Shareholders, Government of India (GOI), Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Board hereby approves to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000



Lead Manager to be exercisable at any time from the date of final offering memorandum/circular up to such period after the closing date of such issuance as may be agreed with the Lead Manager to acquire up to an additional 15% equity shares in form of GDR or ADR at the offer price to cover over-allotments, if any and to cover short positions resulting from stabilization transactions and/or to sponsor in international offerings in one or more tranches, the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Committee of Directors of the Company comprising of:

1. Dr. Prathap C Reddy
2. Ms. Preetha Reddy
3. Ms. Suneeta Reddy and
4. Mr. N. Vaghul

be and are hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalise the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements (including but limited to subscription agreement, Depository agreement, Trustee agreement), undertaking, deeds, declarations and all other documents and to do all such things, deeds and acts and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Guarantors, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws."

"RESOLVED FURTHER THAT the preliminary as well as the final offering memorandum for the aforesaid issue be finalised, approved and signed singly by any one of the above mentioned Directors of the Company for and behalf of the Company with authority to amend, vary, modify the same as may be considered desirable or expedient and for the purpose aforesaid to give such declarations, affidavits, certificates, consents, authorities as may be required from time to time."

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into any arrangement with any agency or body for issue of Depository Receipts representing the underlying equity shares to be issued by the Company in registered or bearer form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the international practices and regulations and under the forms and practices prevalent in the International markets."

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the Company do open one or more Bank accounts in the name of the Company in Indian currency or foreign currency(ies) with such Bank or Banks in India and/ or such foreign countries as may be required in connection with the aforesaid issue, subject to requisite approvals from Reserve Bank of India and other overseas regulatory authorities, if any, and that the said Directors/Executives of the Company, any two jointly, be and are hereby authorised to sign and execute the application from and other documents required for opening the account, to operate the said account, and to give such instructions including closure thereof as may be required and deemed appropriate by these signatories, and that the said Bank/s be and is/are hereby authorized to honor all cheques and other negotiable instruments drawn, accepted or endorsed and instructions given by the aforesaid signatories on behalf of the Company."

"RESOLVED FURTHER THAT the Common Seal of the Company if required to be affixed in India on any agreement, undertaking, deed or other document, the same be affixed in the presence of any two Directors in accordance with the Articles of Association of the Company."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

(6)

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. Venkataraman
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary.


Apollo Hospitals
CHENNAI
touching lives

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No.19, Bishop Gardens, Raja Annamalaipuram, Chennai – 600 028.
General Office : Ali Towers, III Floor, No. 55 Greams Road, Chennai – 600 006.

NOTICE TO THE SHAREHOLDERS[1]

NOTICE is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held on Tuesday, the 24th May 2005 at 4.45 p.m. at Kamaraj Arangam, No. 574-A, Mount Road, Chennai – 600 006 to transact the following business :

SPECIAL BUSINESS:

Item No. 1:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 81 (1A) and other applicable provisions, if any, of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, listing agreement entered into with the stock exchanges and any other applicable laws/ rules / regulations and subject to the consent / approval of any other authorities / institutions, consent of the company be and is hereby accorded to the Board of Directors to create, offer, issue and allot up to 1,039,965 Equity warrants on a preferential basis to the Promoters / Promoter Group(s) (hereinafter referred to as "Warrants") with each warrant convertible into one equity share of the company of nominal value of Rs.10/- each at a price of Rs. 334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of equity shares/warrants and on such terms and conditions as may be decided and deemed appropriate by the Board of Directors of the Company (hereinafter referred to as the "Board" which shall be deemed to include any duly authorised committee thereof) at the time of issue or allotment".

"RESOLVED FURTHER THAT the 'relevant date' in relation to the issue of Warrants in accordance with the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 would be, 23rd April 2005, being the date 30 days prior to the date of passing of this resolution".

"RESOLVED FUTHER THAT the issue of Warrants, if any, as above, shall be subject to the following terms and conditions:

1. The Warrants shall be convertible (at the sole option of the warrant holders) at any time within a period of 18 months from the date of allotment of warrants.
2. Each Warrant shall be convertible into one equity share of nominal value of Rs.10/- each at a price of Rs.334.15 which includes a premium of Rs. 324.15 per share calculated in accordance with SEBI guidelines for preferential allotment of shares.

---

[1] *This notice is not an offer for sale of Securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither the Company nor any selling shareholder of Securities intends to register any portion of the offering in the United States or to conduct a public offering of equity shares in the United States.*

international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws.

Item No. 3:

To consider and, if thought fit, to pass with or without modification(s), the following resolution as a SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to Section 31 of the Companies Act, 1956, the Articles of Association of the Company be and is hereby amended as given below:

(i) The existing Article No: 118 be subsituted with following :

Article 118 :

"A Director may at any time summon a meeting of the Board of Directors. All meetings of the Board or any Committee of the Board shall be called by giving at least seven (7) days prior notice to the other directors, which notice shall be in writing and accompanied by the agenda setting out in detail the business proposed to be transacted at such meeting and all relevant documents thereto. All notices shall be sent to each of the directors at their usual address whether in India or abroad by an effective means of communication and through email. No meeting of the Board shall be convened at a shorter notice period without the prior written consent of all the Directors. The meeting of the Directors shall be held at least once in every three months and at least four such meetings shall be held in every year."

(ii) The following be inserted as New Article No:123 (4) after the existing Article No: 123 (3):

EXPLANATORY STATEMENT
(Pursuant to Section 173(2) of the Companies Act, 1956)

The following explanatory statement, pursuant to Section 173 (2) of the Act, sets out the material facts relating to the business mentioned in the accompanying notice dated 18th April 2005.

Item No. 1:

(a) Objects of the Issue :-

To meet the fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose, the Company proposes to issue 1,039,965 warrants convertible into equity shares on a preferential basis to the Promoters and Promoter Group(s).

(b) Identity of the Proposed Allottees :

The warrants convertible into equity shares are proposed to be issued to Dr. Prathap C Reddy, Mrs Sucharitha Reddy, Mrs. Preetha Reddy, Mrs Suneeta Reddy, Mrs.Shobana Kamineni, Mrs Sangita Reddy, and PCR Investments Limited together referred to as "Investors".

The proposed Allottees in the private placement of Warrants is Promoter / promoter Group(s).

(c) No. of Warrants and Issue price

It is proposed to issue up to 1,039,965 equity shares of nominal value Rs. 10/- each at a premium of Rs. 324.15 per share totaling to an issue price of Rs. 334.15 per share. The warrants convertible into equity shares are issued at a price of Rs. 334.15 per warrant, which is in accordance with the SEBI (Disclosure & Investor Protection) Guidelines, 2000 and for the purpose of the above guidelines the relevant date is April 23, 2005. The Subscriber(s) to Warrant shall, on the date of allotment, pay an amount equivalent to 10% of the total consideration per warrant and pay the balance 90% of the consideration towards the subscription to each equity share on the date of conversion.

(d) Intention of the Promoters / Directors / key Management persons to subscribe to the offer;

The following persons intend to subscribe to the warrants proposed to be issued:

Sl.No.	Name of the Proposed Allottees	No. of Warrants to be subscribed
1.	Dr. Prathap C Reddy	5,000
2.	Ms. Sucharitha Reddy	5,000
3.	Ms. Preetha Reddy	5,000
4.	Ms. Suneeta Reddy	5,000
5.	Ms. Shobana Kamineni	5,000
6.	Ms. Sangita Reddy	5,000
7.	PCR Investments Limited	1,009,965
	Total	**1,039,965**

(g) **Auditor's Certificate :**

M/s. S. Viswanathan, Chartered Accountants, Chennai, Statutory Auditors of the Company, certified that the preferential issue is being made in accordance with the requirements contained in SEBI guidelines for preferential issues. A copy of the certificate is being placed before the shareholders.

Shareholders consent is sought pursuant to Section 81 (1A) of the Companies Act, 1956 and in terms of the listing agreement with Stock Exchanges to the issue of the above warrants as set out in the resolution.

The resolution set out in the notice is commended for approval of the shareholders.

Memorandum of Interest

None of the Directors except Dr. Prathap C Reddy, Ms. Preetha Reddy, Ms. Suneeta Reddy,Ms. Sangita Reddy and Mr. P. Obul Reddy, is concerned or interested in the said resolution.

Item No. 2 :-

Taking into account the improved performance and positive outlook of the company, the company proposes to raise further equity capital to cater to its fund requirements for expansion of its activities, finance additional working capital requirements and general corporate purpose. International listing of the underlying shares would also create a wider public trading market for its equity shares. Further International offering would enhance its visibility & brand name and enable the company to use equity shares for future growth opportunities.

Depository Receipts listed on international capital markets have evolved as an attractive mechanism for enabling Indian companies to access global capital markets. Depository receipts have various advantages including:

i) Broadened and more diversified investor exposure with potentially greater liquidity, which may increase or stabilize the share price;

ii) Enhanced visibility and image for the company's products, services and financial instruments in a market place outside India;

iii) Flexible mechanism for raising capital and a vehicle or currency for mergers and acquisitions;

iv) The underlying instrument being equity shares the mechanism improves financial leverage;

v) Depository Receipts being a popular mechanism for certain categories of international investors who are looking for diversification without many of the obstacles that mutual funds, pension funds and other institutions may have in purchasing and holding securities outside their local market;

vi) Flexible and faster time frames vis-à-vis other instruments with limited regulatory requirements

The Company believes that providing an option to its existing shareholders to divest their holdings in the Company in the overseas market through the Sponsored offering route will enhance its reputation and image.

Section 81 (1A) of the Companies Act, 1956, provides, inter-alia, that where it is proposed to increase the subscribed share capital of the company by issue and allotment of further shares, such further shares shall be offered to the persons who at the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the shareholders in a general meeting decide other wise. The listing Agreements executed by the Company with the various stock exchanges also provide that the company shall issue of offer in the first instance all securities to the existing equity shareholders of the company unless the shareholders in a general meeting decide otherwise.


Apollo Hospitals
CHENNAI
touching lives

(7)

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 24TH MAY 2005

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Government of India (GOI) , Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Company is hereby authorized to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such agreements /arrangements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/



Apollo Hospitals
CHENNAI
touching lives

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE COMMITTEE AUTHORISED BY THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED ON 7TH JULY 2005

The Board of Directors at its meeting held on 18th April 2005 constituted a Committee comprising Dr. Prathap C Reddy, Chairman, Mrs. Preetha Reddy, Managing Director, Mrs. Suneeta Reddy, Director - Finance and Mr. N. Vaghul, Director to decide on pricing and allocation of Global Depository Shares (GDS) to various investors.

The members of the Committee, Dr. Prathap C Reddy and Ms.Suneeta Reddy and the Joint Lead Managers met at London on 7th July 2005 to decide about the pricing of the GDR issue and also to decide about the allocation to various investors and signing of the purchase agreement with the lead managers as follows :

	GDS / GDR
Number of GDRs	9,000,000
Price	USD 7.80 (INR 340) per GDR calculated based on an exchange rate of Rs.43.59 = U SD 1.00
Basis of Pricing	1 GDR =1 Equity Share
Size of allocation	USD 70.20 million
Premium	USD 7.57 per GDR
Listing	Luxembourg Stock Exchange

The Committee decided that as required under Regulations S and Rule 144-A GDR, 8,350,000 GDRs be allotted to various investors and also 650,000 further GDRs be allotted under the Green Shoe option in the event the lead managers decide to exercise the options granted to them.

The committee decide to fix the price at US $ 7.80 (INR.340) per GDR against a closing price of the Company's share of Rs. 347.95 per share on the BSE on 7th July 2005 based on an exchange rate of Rs. 43.59 = U S $ 1.00 and a ratio of 1 equity share per GDR.

The committee further authorised Dr. Prathap C Reddy or Ms. Suneeta Reddy, members of the Committee to sign the Purchase Agreement between the Citigroup Global Markets Limited, Kotak Mahindra (UK) Limited & Kotak Mahindra (International) Limited, and ICICI Securities Inc (acting as the representatives of Initial Purchasers) and the Company.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

The Committee thereafter resolved as follows :

(a) "RESOLVED THAT pursuant to the special resolution passed at the Extraordinary General Meeting of the shareholders held on 24th May 2005 under section 81 (1A) of the Companies Act, 1956, and pursuant to Articles of Association of the Company and the powers delegated to the committee by the Board of Directors at its Meeting held on 18th April 2005 and subject to applicable provisions of the companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, listing agreement entered into with the stock exchanges and any other applicable laws /rules / regulations and subject to the consent / approval of any other authorities/ institutions, 8,350,000 Global Depository Receipts at a price of U S $ 7.80 per GDR be allocated to various investors overseas as, per the list placed before the Committee".

(b) "RESOLVED FURTHER THAT as per the Green Shoe Option available to the Lead Managers, further 650,000 Global Depository Receipts at a price of US $ 7.80 be allocated to, the Joint Lead Managers in the event of their deciding to exercise the Option, as per the list placed before the Committee".

(c) "RESOLVED FURTHER THAT the Final Offering Circular be signed by any of the members of this Committee and / or their duly constituted attorney, as may be required and authorise the filing of the final Offering Circular with the Luxembourg Listing Authority".

(d) "RESOLVED FURTHER THAT the Committee hereby approves for execution of Purchase Agreement between the Citigroup Global Markets Limited, Kotak Mahindra (UK) Limited & Kotak Mahindra (International) Limited, and ICICI Securities Inc (acting as the representatives of Initial Purchasers) and the Company and authorized Dr. Prathap C Reddy or Ms.Suneeta Reddy to sign and execute the said documents."

(e) "RESOLVELD FURTHER THAT the offer, issue and allocation of the aforesaid Global Depository Receipts (GDRs) shall be subject to applicable guidelines, notifications, rules and regulations".

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

(f) "RESOLVED FURTHER THAT the any one of the members of the Committee of Directors of the company, viz., Dr. Prathap C Reddy, Mrs. Preetha Reddy, Mrs. Suneeta Reddy and Mr. N. Vaghul be are hereby jointly and / or severally authorised to sign listing application / other required documents, if required under the common seal of the Company and arrange for listing of the Global Depository Receipts (GDRs) on the Luxembourg Stock Exchange or the PORTAL Market and also make necessary applications / correspondence in respect of the Global Depository Receipts (GDRs) either in physical mode or in electronic mode on the necessary depositary / other authorities as the case may be".

(g) "RESOLVED FURTHER THAT Dr. Prathap C Reddy, Chairman, Mrs. Preetha Reddy, Managing Director, Mrs. Suneeta Reddy Director – Finance and Mr. S.K. Venkataraman Chief Financial Officer & Company Secretary of the company be and are hereby severally authorised to do all acts, matters, deeds and things and to execute all documents and to take all steps and do all things and give such directions as may be required necessary, expedient or desirable for giving effect to the aforesaid resolutions".

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE COMMITTEE AUTHORISED BY THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED ON 12TH JULY 2005

The Committee authorised by the Board of Directors approved the issuance of Global Depository Shares (GDSs) evidenced by Global Depositary Receipts (GDRs) to the extent of USD 65.13 million on the following terms :

	GDS / GDR
Size of allocation	8,350,000 Equity Shares of Rs.10/- each
Premium	Rs. 330 per Equity Share
Listing	NSE, BSE and MSE

The Committee was informed that the company has received a confirmation from Bank of New York (acting as the Depository) that the Depositary had given Irrevocable Instructions to transfer the funds from the sale of GDRs to Citigroup Global Market Inc. (acting as the Joint Lead Managers) by way of a wire transfer from the account of the Joint Lead Managers to the account of the Company maintained with Citi Bank, Mumbai and bearing Account No. 10990896.

In furtherance of the above, the Committee is now required to allot the shares underlying the GDRs to Bank of New York (acting as the Depository) and authorise ICICI Bank Limited (acting as the Custodian) to release the Share certificates from the Escrow and hold it to the order of the Bank of New York and to do all actions incidental thereto. The Committee therefore resolved as follows :

(a) "RESOLVED THAT pursuant to the special resolution passed at the Extraordinary General Meeting of the shareholders held on 24th May 2005 under section 81 (1A) of the Companies Act, 1956, and pursuant to Articles of Association of the Company and Powers delegated to the Committee by the Board of directors at its Meeting held on 18th April 2005 and subject to applicable provisions of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, Listing Agreement entered into with the stock exchanges and any other applicable Laws / Rules/Regulations and subject to the consent / approval of any other authorities / institutions, consent be and is hereby accorded to create, offer, issue and allot up to 8,350,000 equity shares of Rs.10/- each of the company to Bank of New York acting as the Depository (the Depository) evidenced by two share certificates bearing numbers 340142 and 340143 registered in the name of Bank of New York and bearing distinctive numbers 41,598,619 to 43,973,818 and 43,973,819 to 49,948,618 (for 2,375,200 equity shares represented by Rule 144A GDRs and 5,974,800 equity shares represented by Reg.S GDRs) respectively, such shares representing the underlying shares to

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
~~Chief Financial Officer &~~
Company Secretary


Apollo Hospitals
CHENNAI
touching lives

the Global Depository Receipts (GDRs) (with each GDR representing One underlying Equity Share of the Company) worth USD 65.13 million to be issued to overseas investors, so that the total number of equity shares to be issued by the Company upon conversion of GDRs does not exceed 8,350,000 equity shares, at a price of USD 7.80 per GDR (Rs. 340 per underlying share) of the par value of Rs.10/- per share, on such terms and conditions as may be decided and deemed appropriate by this Committee at the time of issue or allotment".

(b) "RESOLVED FURTHER THAT the pursuant to the authority granted by the shareholders at the Extraordinary General Meeting held on 24th May 2005 the Committee hereby approves the Offering Circular as per the draft placed before the Committee in relation to the Offering of the GDRs, and authorises filing of the final Offering Circular with National Stock Exchange of India Limited (NSE), The Stock Exchange, Mumbai (BSE) and the Madras Stock Exchange (MSE), the Registrar of Companies, Chennai, Tamil Nadu, the Reserve Bank of India (RBI), the Securities and Exchange Board of India (SEBI) and any other authority as may be required.

(c) "RESOLVED FURTHER THAT the final Offering Circular be signed by any of the members of this Committee and or their duly constituted attorney, as may be required.

(d) "RESOVED FURTHER THAT the Committee hereby approves for execution of the Deposit Agreements viz., International Deposit Agreement and Rule 144A Deposit Agreement between Bank of New York ("Depository") and the Company and Dr. Prathap C Reddy, Chairman, Ms. Preetha Reddy, Managing Director and Ms. Suneeta Reddy, Director – Finance be and are hereby severally authorized to sign and execute the above said agreements and do all such other things as may be necessary in this regard."

(e) "RESOLVED FURTHER THAT :

(i) The offer, issue and allotment of the aforesaid equity shares representing the underlying shares to the Global Depository Receipts (GDRs) shall be subject to applicable guidelines, notifications, rules and regulations;

(ii) The equity shares representing the underlying shares to the Global Depository Receipts (GDRs) to be issued by the Company as stated aforesaid shall rank pari passu with all existing equity shares of the Company, including for the purpose of payment of dividend that may be declared for the financial year 2004 - 2005.

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary



(f) "RESOLVED FURTHER THAT the Committee hereby approves to issue the letters of allotment and / or the share certificate/s in respect of the aforesaid equity shares representing the underlying shares to the Global Depository Receipts (GDRs) to The Bank of New York under the facsimile signatures of Dr. Prathap C Reddy, Chairman and Mrs. Preetha Reddy, Managing Director, and signed by Mr.S.K. Venkataraman Chief Financial Officer & Company Secretary or Mr.L.Lakshmi Narayana Reddy, Dy. General Manager – Secretarial of the Company and affix the common seal of the company thereon, and do such other acts and execute such documents and writings as they think fit for giving effect to this resolution".

(g) "RESOLVED FURTHER THAT the Dr. Prathap C Reddy, Chairman, Mrs.Preetha Reddy, Managing Director, Mrs. Suneeta Reddy Director – Finance, Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary and Mr. L. Lakshmi Narayana Reddy, Dy. General Manager – Secretarial of the Company be are hereby severally authorised to sign listing application / other required documents, if required under the common seal of the Company and arrange for listing of the equity shares representing the underlying shares to the Global Depository Receipts (GDRs) on the stock exchanges and also make necessary applications/ correspondence in respect of issue of equity shares representing the underlying shares to the Global Depository Receipts (GDRs) either in physical mode or in electronic mode on the NSDL/CDSL as the case may be".

(h) "RESOLVED FURTHER THAT two share certificates in respect of 8,350,000 equity shares representing the underlying shares to the Global Depository Receipts (GDRs) bearing Distinctive Nos. from 41,598,619 to 49,948,618 be got printed and the same be machine numbered in serial order".

(i) "RESOLVED FURTHER THAT Dr. Prathap C Reddy, Chairman, Mrs. Preetha Reddy, Managing Director, Mrs. Suneeta Reddy Director – Finance and Mr. S.K. Venkataraman Chief Financial Officer & Company Secretary of the Company be and are hereby severally authorised to do all acts, matters, deeds and things and to execute all documents and to take all steps and do all things and give such directions as may be required, necessary, expedient or desirable for giving effect to the aforesaid resolutions".

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

Distribution of Shareholding 12th July 2005 (Pre & Post Issue)

	Category	Pre - Issue		Post - Issue	
		No. of Shares Held	% of Share Holding	No. of Shares Held	% of Share Holding
A.	**PROMOTERS' HOLDING**				
1	**Promoters**				
(a)	Indian Promoters	14,288,065	34.35	14,288,065	28.61
(b)	Foreign Promoters	--	--	--	--
2	Persons acting in Concert	--	--	--	--
	Sub-Total	**14,288,065**	**34.35**	**14,288,065**	**28.61**
B.	**NON PROMOTERS' HOLDING**				
3	**Institutional Investors**				
(a)	Mutual Funds and UTI	331,373	0.80	331,373	0.66
(b)	Banks, Financial Institutions, Insurance Companies (Central / State Government Institutions / Non Government Institutions)	1,036,650	2.49	1,036,650	2.08
(c)	Foreign Institutional Investors	11,345,423	27.27	11,345,423	22.71
	Sub-Total	**12,713,446**	**30.56**	**12,713,446**	**25.45**
4	**Others**				
(a)	Private Corporate Bodies	1,068,584	2.57	1,068,584	2.14
(b)	Indian Public	5,971,199	14.35	5,971,199	11.95
(c)	NRIs/OCBs	1,269,593	3.05	1,269,593	2.54
(d)	Any other				
	(i) Foreign Companies	6,287,731	15.12	6,287,731	12.59
	(ii) GDR Depositary (The Bank of New York)	--	0.00	8,350,000	16.72
	Sub-Total	**14,597,107**	**35.09**	**22,947,107**	**45.94**
	GRAND TOTAL	**41,598,618**	**100**	**49,948,618**	**100**

Note

(I) Total Foreign Shareholdings	18,902,747	45.44	27,252,747	54.56

(10)

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN

Details of persons/entities holding more than 1% of the shares

As on 12th July 2005

Sl. No.	Category	Name	Pre - Issue		Post - Issue	
			No. of Shares	% of Shares	No. of Shares	% of Shares
A.	PROMOTERS' HOLDING					
1	Indian Promoters					-
		Dr. Prathap C Reddy	1,464,593	3.52	1,464,593	2.93
		Ms. Sucharitha Reddy	1,729,937	4.16	1,729,937	3.46
		Ms. Preetha Reddy	724,670	1.74	724,670	1.45
		Ms. Shobana Kamineni	1,089,976	2.62	1,089,976	2.18
		Ms. Sangita Reddy	1,281,254	3.08	1,281,254	2.57
		Mr. Vishweshwar Reddy	788,710	1.90	788,710	1.58
		PCR Investments Ltd	5,655,067	13.59	5,655,067	11.32
	Sub-Total		12,734,207	30.61	12,734,207	25.49
B.	NON PROMOTERS' HOLDING					
3	Institutional Investors					
b	FIs	The New India Assurance Co. Ltd	514,798	1.24	514,798	1.03
c	FIIs	Maxwell (Maruitius) Pte Ltd	2,079,930	5.00	2,079,930	4.16
		Emerging Markets Growth Fund Inc	1,666,666	4.01	1,666,666	3.34
		Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,250,000	3.00	1,250,000	2.50
		Robeco Capital Growth Funds	950,000	2.28	950,000	1.90
		Aranda Investments (Mauritius) Pte Ltd	880,020	2.12	880,020	1.76
		Robeco Institutional Asset Mgmt. N.V. A/c Stichting Custody Robeco Institutional Re-Calypso	874,317	2.10	874,317	1.75
		Capital International Emerging Markets Fund	668,900	1.61	668,900	1.34
		Arisaig Partners (Asia) Pte Ltd A/c Arisaig India Fund	586,895	1.41	586,895	1.17
		Morgan Stanley and Co. International Ltd., A/c Morgan Stanley Dean Witter Mauritius Company Ltd.,	462,053	1.11	462,053	0.93
	Sub-Total		9,933,579	23.88	9,933,579	19.89
4	Others					
d	Foreign Companies	TWL Holdings Limited	6,287,731	15.12	6,287,731	12.59
e	GDR Depositary	The Bank of New York	--	0.00	8,350,000	16.72
	Sub-Total		6,287,731	15.12	14,637,731	29.31
		GRAND TOTAL	28,955,517	69.61	37,305,517	74.69

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN




Apollo Hospitals
CHENNAI
touching lives

Date : July 13, 2005

Ms. T.S. Jagadharani,
Asst. Vice President,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Madam,

Sub : Listing of underlying Equity Shares represented by Global Depository Receipts (GDRs)

This is to confirm that the proceeds aggregating to USD 62.88 million (net of USD 2.25 mio, expenses i.e, Road Show, printing & underwriters commission) received from GDR Issue in foreign currency (USD) have been converted at the following rates

Conversion Rate		GDR Proceeds (in Mio)	
USD	**INR**	**USD**	**INR**
1	43.555	32.50	1415.54
1	43.484	30.38	1321.07
Total		62.88	2736.61

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681. Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028





Apollo Hospitals
CHENNAI
touching lives

Date : July 13, 2005

Ms. T.S. Jagadharani,
Asst. Vice President,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Madam,

Sub : Listing of underlying Equity Shares represented by Global Depository Receipts (GDRs)

This is to certify that the issue of GDR by the Company has been made under Automatic Route as per notification of Ministry of Finance vide F.No. 15/7/99-NRI dated January 19, 2000.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY.

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Bourse
de
Luxembourg

COPIE

Secrétariat

BANK OF NEW YORK EUROPE LIMITED (THE)
Attn. M. Tin WAN CHUNG
One Canada Square
GB – LONDON E14 5AL

Référence dossier
3/65436/05

Notre référence	Votre référence	Date	Page
11457 RAL/DSE		26 mai 2005	1/3

Subject: **Admission to stock exchange listing of a number of ... Global Depositary Receipts (GDRs), each GDR representing 1 share with a par value of INR 10.-**
APOLLO HOSPITALS ENTERPRISE LIMITED, India

Dear Sir,

We refer to the application for listing attached to your mail of May 9th, 2005.

You are hereby informed that the Stock Exchange authorities decided on May 25th, 2005 it the above mentioned securities to stock exchange listing provided that the prospectus is given final approval in accordance with the applicable legal and regulatory provisions.

It would be convenient to inform us of the first listing day on the Luxembourg Stock Exchange.

Admission to listing on the Luxembourg Stock Exchange will become effective only if your file contains all the documents required for the listing and if a first price is made available to us.

The GDR shall be listed and traded in USD by unit of GDR.

You have to keep us regularly informed of any communication on the financial service of the securities and of any communication made to the holders of the GDR.

Pursuant to Articles 1 to 14 of Chapter X of the Rules and Regulations on the periodic information to be published by the companies the shares and units of which are admitted to stock exchange listing, the company shall publish, in addition to its annual report, a half-yearly report on its operation and results during the first half-year of each financial year. The half-yearly report shall be published within four months following the half-year concerned.

You will find attached copies of Articles 1 to 14 of Chapter X.

Société de la Bourse de Luxembourg
Société Anonyme
RC Luxembourg B 6222

BP 165
L-2011 Luxembourg
Siège social
11, avenue de la Porte-Neuve

Téléphone +352 47 79 36-1
Téléfax +352 47 32 98
info@bourse.lu
www.bourse.lu

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

On its admission to stock exchange listing, the company shall provide for the circulation of the final prospectus by making it available to the public at the Luxembourg Stock Exchange at least three business days prior to the first listing day.

Attention is drawn to the fact that the company shall conform to the provisions of our Rules and Regulations governing the admission to stock exchange listing and the maintenance of the listing. The said provisions are contained in Chapter VI of the Rules and Regulations.

In this respect, we underline the importance of Article 16 of Chapter VI which governs the delisting of the securities of a company which would not have complied with the rules prescribed by the legal and regulatory provisions.

You will also find attached copies of Articles 8 to 12 and 16 of the said Chapter.

Pursuant to the Rules and Regulations, the fees charged for the listing of the said GDR are as follows:

a) Admission fee (one-off fee): EUR 2,500.-
b) Maintenance fee (annual fee):
The annual fee to be paid by APOLLO HOSPITALS ENTERPRISE LIMITED for the listing of its GDR on the Luxembourg Stock Exchange has been set as follows:

1st quotation line:	EUR	2,500.-	
2nd quotation line:	EUR	1,875.-	
3rd quotation line:	EUR	1,250.-	
4th quotation line and subsequent lines:	EUR	625.-	per quotation line.

The fees charged for the current year are calculated pro rata temporis.

In the event that an application file for admission to official stock exchange listing is registered with the Luxembourg Stock Exchange but is not followed by a listing, administrative charges of EUR 2,500.- shall be due.


Bourse
de
Luxembourg

The listing fees charged in connection with the listing of these securities will be invoiced separately.

Sincerely yours,

Société de la Bourse de Luxembourg
Société Anonyme

Alex PICCO
Fondé de pouvoir

Paul ALTMAN
Sous-directeur

Direction

Notre référence	Votre référence	Date	Page
14414 HGD/AWE		13 juillet 2005	1/2

Concerne: Lancement du marché « EuroMTF » à partir du 18 juillet 2005

A l'attention des agents introducteurs de la Bourse de Luxembourg,

Le 29 juin 2005, la Chambre des députés a adopté à l'unanimité le projet de loi n° 5444 relative aux prospectus pour valeurs mobilières. La loi entrera en vigueur le 16 juillet 2005.

Diverses dispositions de cette loi entérinent la possibilité pour la Bourse de Luxembourg d'opérer un ou plusieurs marchés ne figurant pas sur la liste de la Commission européenne des marchés réglementés. Il s'agit notamment des dispositions modificatives de la loi du 23 décembre 1998, relative à la surveillance des marchés d'actifs financiers prévues à l'article 63 de la loi relative aux prospectus pour valeurs mobilières ainsi que des dispositions applicables en matière de prospectus figurant à l'article 61 de cette même loi.

La Bourse de Luxembourg a annoncé mi-février le lancement d'un tel marché alternatif. Ce marché réglementé par la Bourse, dénommé « EuroMTF », débutera ses opérations le 18 juillet 2005.

Il n'a pas vocation à remplacer l'actuel marché réglementé dénommé « Bourse de Luxembourg » qui est mentionné sur la liste de la Commission européenne des marchés réglementés. Il s'agit d'un marché complémentaire opéré par la Bourse de Luxembourg pour les émetteurs qui souhaiteraient voir leurs valeurs mobilières négociées sur ce marché réglementé par la Bourse. Les valeurs mobilières admises aux négociations sur les marchés opérés par la Bourse de Luxembourg sont également inscrites sur la cote officielle de la Bourse de Luxembourg.

Société de la Bourse
de Luxembourg
Société Anonyme
RC Luxembourg B 6222

BP 165
L-2011 Luxembourg
Siège social
11, avenue de la Porte-Neuve

Téléphone +352 47 79 36-1
Téléfax +352 47 32 98
info@bourse.lu
www.bourse.lu

Afin de permettre le fonctionnement du marché « EuroMTF » et pour prendre en compte les dispositions correspondantes de la loi relative aux prospectus pour valeurs mobilières, le contenu du règlement d'ordre intérieur (ROI) de la Bourse a été modifié. A partir du 16 juillet 2005, les dispositions du chapitre XI du ROI modifié prendront le relais des dispositions prévues par le règlement grand-ducal de 1990 en ce qui concerne le contenu des prospectus pour une cotation sur le marché « EuroMTF ». Par ailleurs, les conditions d'admission aux négociations figurent au chapitre XII du ROI.

Le texte du ROI modifié est accessible sur le site Internet de la Bourse.

Il est également rappelé que le dépôt pour l'approbation d'un prospectus de cotation sur le marché « EuroMTF » doit être effectué auprès des services de la Bourse de Luxembourg et non pas auprès de la CSSF. Une demande pour l'admission à la négociation des valeurs mobilières sur le marché « EuroMTF » doit également être déposée en conformité avec les dispositions applicables au chapitre XI du ROI.

Nous vous prions d'agréer, l'expression de notre considération distinguée.

Société de la Bourse de Luxembourg
Société Anonyme

Axel FORSTER
Membre du Comité de direction

Hubert GRIGNON DUMOULIN
Conseiller de direction




Apollo Hospitals
CHENNAI
touching lives

Date : July 13, 2005

Ms. T.S. Jagadharani,
Asst. Vice President,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Madam,

Sub : Listing of underlying Equity Shares represented by Global Depository Receipts (GDRs)

This is to confirm that the 8,350,000 underlying equity shares allotted to the Bank of New York (GDR Depositary) shall rank pari-passu in all respects with the existing equity shares of the Company including dividend.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

KIND ATTN : MS DIPTI


Apollo Hospitals
CHENNAI
touching lives

Delivery of Shares under the Master GDRs

ICICI Bank Limited
First Floor, Empire Complex
414, Senapati Bapat Marg
Lower Parel
Mumbai – 400013
India
(the "**Custodian**")

The Bank of New York
101 Barclay Street
22nd Floor
New York, New York 10286
(the "**Depositary**", as custodian for DTC)

12 July 2005

Apollo Hospitals Enterprise Limited (the "Company")
The offer by the Company of 8,350,000 Global Depositary Receipts ("GDRs") each representing one equity share (subject to an increase of up to a further 650,000 GDRs pursuant to an option)

Ladies and Gentlemen:

Reference is hereby made to the two deposit agreements, to be dated on or around 12 July 2005, between ourselves, the Depositary and the owners and beneficial owners of GDRs from time to time (together, the "**Deposit Agreements**"). We enclose two share certificates in the name of The Bank of New York for 2,375,200 equity shares and 5,974,800 equity shares, respectively, in ourselves as per the details set out hereunder to be held on behalf of the Depositary pursuant to the Deposit Agreements:


Apollo Hospitals
CHENNAI
touching lives

Equity Shares to be evidenced by the Master Rule 144A GDR

Ledger Folio No.	T01356
No. of Shares	2,375,200
Registered in the name of:	The Bank of New York
Distinctive No.:	41,598,619 to 43,973,818
Share Certificate No.:	340142
Share Certificate Date:	12th July 2005

Equity Shares to be evidenced by the Master International GDR

Ledger Folio No.	T01356
No. of Shares	5,974,800
Registered in the name of:	The Bank of New York
Distinctive No.:	43,973,819 to 49,948,618
Share Certificate No.:	340143
Share Certificate Date:	12th July 2005

In the event the closing of the offer (that is, the Depositary, as custodian for DTC, having received the Master Rule 144A GDR and Master International GDR evidencing the GDRs and having sent a fax confirmation of funds having been remitted to our account) does not occur as contemplated, this arrangement shall automatically unwind and the Depositary, as custodian for DTC, shall instruct the Custodian to, and upon receipt of such instructions the Custodian shall, return the share certificates to us.

Apollo Hospitals Enterprise Limited

By: S.K. Venkataraman
Name: S.K. VENKATARAMAN
Title: CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Received the Original Share certificates 2 nos. along with Bd. Resolution, Memorandum & Articles of Association & offer document
V. [illegible] 12/7/2005

ICICI BANK LIMITED Santhome Chennai - 28.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, III rd Floor, #55, Greams Road, Chennai - 600 006 Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

** Rule 144 A **



APOLLO HOSPITALS ENTERPRISE LIMITED

(Incorporated under the Companies Act, 1956)
Regd. Office : 19, Bishop Garden, Raja Annamalaipuram, Chennai - 600 028.

SHARE CERTIFICATE

THIS IS TO CERTIFY that the person(s) named in this Certificate is/are the Registered Holder(s) of the within-mentioned share(s) bearing the distinctive number(s) herein specified in the above Company, subject to the Memorandum and Articles of Association of the Company and that the amount endorsed hereon has been paid up on each such share.

EQUITY SHARES EACH OF RUPEES 10/-
AMOUNT PAID UP PER SHARE RUPEES 10/-

Regd. Folio No. T01356 Certificate No. 340142

Name(s) of Holder(s) THE BANK OF NEW YORK

No. of Share(s) held **2,375,200 (TWO MILLION THREE SEVENTY FIVE THOUSAND TWO HUNDERED ONLY)

Distinctive No.(s) 41598619 to 43973818

GIVEN Under the Common Seal of the Company this 12TH JULY 2005

CONSOLIDATED STAMP DUTY PAID VIDE G.O.R.T. NO 723 DATED 27.06.2000 FOR 100000 SHARE CERTIFICATES BEARING NUMBERS FROM 286501 TO 386500

Executive Chairman

Managing Director

Authorised Signatory

Note : No transfer of any of the shares comprised in this certificate will be registered unless accompanied by this certificate.

"Reg. S"



APOLLO HOSPITALS ENTERPRISE LIMITED

(Incorporated under the Companies Act, 1956)
Regd. Office : 19, Bishop Garden, Raja Annamalaipuram, Chennai - 600 028.

SHARE CERTIFICATE

THIS IS TO CERTIFY that the person(s) named in this Certificate is/are the Registered Holder(s) of the within-mentioned share(s) bearing the distinctive number(s) herein specified in the above Company subject to the Memorandum and Articles of Association of the Company and that the amount endorsed hereon has been paid up on each such share.

EQUITY SHARES EACH OF RUPEES 10/-
AMOUNT PAID UP PER SHARE RUPEES 10/

Regd. Folio No. T01356 Certificate No. 340143

Name(s) of Holder(s) THE BANK OF NEW YORK

No. of Share(s) held **5,974,800 (FIVE MILLION NINE SEVENTY FOUR THOUSAND EIGHT HUNDERED ONLY)

Distinctive No.(s) 43973819 to 49948618

GIVEN Under the Common Seal of the Company this 12TH JULY 2005

CONSOLIDATED STAMP DUTY PAID VIDE G O R T NO.723 DATED 27.06.2000 FOR 100,000 SHARE CERTIFICATES BEARING NUMBERS FROM 286501 TO 386500

Executive Chairman

Managing Director

Authorised Signatory

Note : No transfer of any of the shares comprised in this certificate will be registered unless accompanied by this certificate

ICICI Bank

CUSTODIAL RECEIPT

July 12, 2005

The Bank of New York,
101 Barclay Street
New York, New York 10286

Re: Rule 144A Custodial Receipt

Ladies and Gentlemen:

ICICI Bank Limited, as Custodian for The Bank of New York (the "Depositary") under the Rule 144A Deposit Agreement dated as of July 12, 2005, among Apollo Hospitals Enterprise Limited (the "Company"), the Depositary and the Owners and Beneficial Owners from time to time of Rule 144A Global Depositary Receipts issued thereunder, hereby acknowledges receipt of 2,375,200 equity shares, nominal value Rs. 10 each, of the Company on behalf of the Depositary pursuant to the Rule 144A Deposit Agreement.

ICICI Bank Limited

By : ______________________

Name : Mr. Vikram Kothari

Title : Chief Manager

ICICI Bank Limited
Securities Markets Services
Empire Complex, E7/F7
1st Floor
Senapati Bapat Marg
Lower Parel
Mumbai - 400 013, India.

Tel. (022) 5667 2009
Fax (022) 5667 2740/2779
Website www.icicibank.com

Regd. Off. : Landmark, Race Course Circle, Vadodara 390007.
Corp. Off. : ICICI Bank Towers, Bandra-Kurla Complex
Mumbai 400051, India. Tel. (+91-22) 2653 1414 Fax (+91-22) 2653 1

केनरा बैंक CANARA BANK
थाउजन्ड लाइट्स, चेन्नै
THOUSAND LIGHTS, CHENNAI - 600 006
(0941)

A/c. Payee Only

132747 12-07-2005

मांगने पर ON DEMAND PAY NATIONAL STOCK EXCHANGE OF INDIA
को या उनके आदेश पर OR ORDER प्राप्त मूल्य के लिए

रुपये RUPEES Twenty Nine Thousand Four Hundred only रु. Rs.**********29,400.00

अदा करें । FOR VALUE RECEIVED

****** Not Over INR. 29,400.00 कृते केनरा बैंक For CANARA BANK

केनरा बैंक CANARA BANK

MUMBAI(0101)

DDMB/OL Drawee Branch, D.P. Code

प्राधिकृत हस्ताक्षर कर्ता Authorised Signatory | नाम Name | पदनाम Designation | ह.अ.सं. S.P. No.

9 8 7 6 5 4 3 1

केवल छ: महीने के लिए वैध VALID FOR SIX MONTHS ONLY

⑈132747⑈ 000015000⑆ 520941⑈ 16




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

18th July 2005

The Secretary
National Stock Exchange of India Ltd.,
Exchange Plaza, Bandra
Kurla Complex, Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub :- Twenty Fourth Annual General Meeting of the Company - Reg.

....

We wish to inform you that the Twenty Fourth Annual General Meeting of the Company is scheduled to be held on Thursday the 11th August 2005 at 4.00 P.M at Kamaraj Arangam, No.492, Mount Road , Teynampet, Chennai – 600 006.

Pursuant to the listing agreement please find enclosed 6 copies of the Annual Report of the company for the year 2004 - 05 for your record.

Kindly acknowledge receipt

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

Encl.: a/a

IS/ISO 9001 : 2000


Apollo Hospitals
CHENNAI
touching lives



Date : July 25, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended 30th June 2005

With reference to above, the Board of Directors at its meeting held on 25th July 2005 approved the Unaudited Financial Results for the quarter ended 30th June 2005 as per the annexure enclosed. The above results shall be published in the newspaper as per the listing agreement.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

S/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

APOLLO HOSPITALS ENTERPRISE LIMITED

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2005

(Rs. In Millions)

Particulars	Unaudited		Audited
	Quarter Ended		Year Ended
	30.06.2005	30.06.2004	31.03.2005
come from Services	1564	1340	5881
her Income	10	8	75
tal Income	1574	1348	5956
tal Expenditure			
rease/Decrease in Stock in trade	-	-	-
terial consumption	792	680	2896
ff Cost	214	177	788
her expenditure	83	72	410
neral Administrative Expenses	168	143	706
lling and Distribution Expenses	14	16	60
erest	34	40	156
preciation	60	53	226
ofit(+)/Loss(-) before tax (1+2-3-4-5)	209	167	714
vision for taxation			
) Current Tax	60	48	221
) Deferred Tax	9	14	1
t Profit (+)/Loss(-)	140	105	492
d-up equity share capital (Rs. 10/- per share)	416	395	416
erves excluding Revaluation Reserves (Year End)	-	-	2862
ic and diluted EPS for the period for the	*3.36	*2.66	12.12
r to date and for previous year			
regate of Non Promoters shareholding			
Number of Shares	27318531	26207432	27528189
Percentage of Shareholding	65.67	66.32	66.18
t Annualised			

tes

above financial results were reviewed by the Audit Committee and taken on record by the rd of Directors at their meeting held on 25th July 2005

rmation on investor complaints pursuant to Clause 41 of the Listing Agreement :he quarter ended June 30, 2005

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)

Pending as on 31/03/2005	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 30/6/05
0	26	26	0

e : Chennai

d : 25th July 2005

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2005

(Rs. In Millions)

Particulars	Unaudited		Audited
	Quarter Ended		Year Ended
	30.06.2005	30.06.2004	31.03.2005
1.Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	1573	1348	5950
b) Others	1	-	6
SUB - TOTAL	1574	1348	5956
Less : Intersegmental Revenue	-	-	-
Net Sales / Income from Operations	1574	1348	5956
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	242	207	864
b) Others	1	-	6
SUB - TOTAL	243	207	870
Less : (i)Interest (Net)	34	40	156
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	209	167	714
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	4636	4018	4446
b) Others	122	5	175
TOTAL	4758	4023	4621

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN




Apollo Hospitals
CHENNAI
touching lives

Date : July 27, 2005

The Secretary,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block,
Bandra – Kurla Complex
Bandra (E), Mumbai – 400 051.

Dear Sir,

Sub : (i) Unaudited Financial Results for the quarter ended 30th June 2005
(ii) Secretarial Audit Report for the quarter ended 30th June 2005

Further to our letter dated 25th July 2005, we have published the Unaudited financial results of the Company for the quarter ended 30th June 2005 in "The Economic Times" on 27th July 2005 and the copy of the same is enclosed herewith for your reference.

Please find enclosed the Secretarial Audit Report for the quarter ended 30th June 2005 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers III Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Apollo Hospitals Enterprise Limited


Apollo Hospitals

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results(Provisional) for the Quarter ended 30th June 2005

(Rs. in Millions)

Sl.No.	Particulars	Unaudited Quarter Ended 30.06.2005	Unaudited Quarter Ended 30.06.2004	Audited Year Ended 31.03.2005
1	Income from Services	1564	1340	5881
2	Other Income	10	8	75
	Total Income	1574	1348	5956
3	Total Expenditure			
	a. Increase/Decrease in Stock in trade	-	-	-
	b. Material consumption	792	680	2896
	c. Staff Cost	214	177	788
	d. Other expenditure	93	72	410
	e. General Administrative Expenses	168	143	706
	f. Selling and Distribution Expenses	14	16	60
4	Interest	34	40	156
5	Depreciation	60	53	226
6	Profit(+)/Loss(-) before tax (1+2-3-4-5)	209	167	714
7	Provision for taxation			
	(a) Current Tax	60	48	221
	(b) Deferred Tax	9	14	1
8	Net Profit (+)/Loss(-)	140	105	492
9	Paid-up equity share capital (Rs. 10/- per share)	416	395	416
10	Reserves excluding Revaluation Reserves (Year End)	-	-	2862
11	Basic and diluted EPS for the period for the year to date and for previous year	*3.36	*2.66	12.12
12	Aggregate of Non Promoters shareholding			
	(a) Number of Shares	27318531	26207432	27528189
	(b) Percentage of Shareholding	65.67	66.32	66.18

* Not Annualised

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2005

(Rs. in Millions)

Particulars	Unaudited Quarter Ended 30.06.2005	Unaudited Quarter Ended 30.06.2004	Audited Year Ended 31.03.2005
1. Segment Revenue (Net Sales / Income from each segment)			
a) Hospital division	1573	1348	5950
b) Others	1	-	6
SUB - TOTAL	1574	1348	5956
Less: Intersegmental Revenue	-	-	-
Net Sales / Income from Operations	1574	1348	5956
2. Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)			
a) Hospital division	242	207	864
b) Others	1	-	6
SUB - TOTAL	243	207	870
Less : (i) Interest (Net)	34	40	156
(ii) Other un-allocable expenditure net of un-allocable income	-	-	-
Total Profit Before Tax	209	167	714
3. Capital Employed (Segment Assets-Segment Liabilities)			
a) Hospital Division	4636	4018	4446
b) Others	122	5	175
TOTAL	4758	4023	4621

Note:

1. The above financial results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 25th July 2005
2. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30th, 2005

No. of Complaints (Nature of Complaints :- Non receipt of Share certificates, Dividend, Annual Report etc.)			
Pending as on 31/03/2005	Recd during the quarter	Disposed during the quarter	Lying unresolved as on 30/6/05
0	26	26	0

Place : Chennai

By Order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN. B.Com, FCS
P. SRIRAM. M.A. ACS
Practising Company Secretaries

July 7, 2005

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2005

Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of M/s. **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 30th June 2005.

Thanking You,

Yours faithfully,

for **M/s.Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81,Greams Road,Chennai - 600 006.
Ph: 28292272, 28292273, Fax: 044 - 52142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, srisecadmin@touchtelindia.net.

SECRETARIAL AUDIT REPORT (Separate for each ISIN)

1 For Quarter Ended	**30th June 2005**
2 ISIN:	INE437A1016
3 Face Value :	Rs.10/- per share
4 Name of the Company	**APOLLO HOSPITALS ENTERPRISE LIMITED**
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Madras Stock Exchange Ltd. The Stock Exchange, Mumbai National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	4,15,98,618	
11 Listed Capital (Exchange-wise) (as per company's records):		
Madras Stock Exchange	4,15,98,618	
The Stock Exchange, Mumbai	4,15,98,618	
National Stock Exchange	4,15,98,618	
12 Held in dematerialised form in CDSL	3,72,078	0.89%
13 Held in dematerialised form in NSDL	3,56,49,055	85.70%
14 Physical	55,77,485	13.41%
15 Total No. of shares (12+13+14)	4,15,98,618	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	N.A	

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	----------	------------	Nil ------	----------	---------	

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated upto which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any — Nil

20. Has the company resolved the matter mentioned in Point No. 19 above in the current quarter? If not, reason why ? — Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	Nil	Nil	N.A
Pending for more than 21 days	Nil	Nil	N.A

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679
23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061
24 Appointment of common agency for share registry work — If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)

--------------------------------Nil--------------------------------

CERTIFIED


Apollo Hospitals
CHENNAI
touching lives

Date : July 28, 2005

Ms. T.S. Jagadharani,
Asst. Vice President,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E), Mumbai - 400 051.

Madam,

Sub : Allotment of underlying equity shares – Green Shoe Option.

Further to our letter dated 14th July 2005, we would like to inform you that the initial purchasers of GDRs have exercised their option of purchasing 650,000 Global Depositary Shares.

Accordingly, the Committee of Board of Directors at its meeting held on 25th July 2005 approved the allotment of 650,000 underlying equity shares to the Bank of New York.

Kindly let us know the formalities for listing the above said 650,000 equity shares in your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028




Apollo Hospitals
CHENNAI
touching lives

AHEL / SEC / 2005

03rd August 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051

Dear Sir,

Sub :- (1) Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

(2) Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 - Reg.

....

Please find enclosed the disclosure as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of disclosures received by the company under Regulation 7(1A) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(3) of SEBI (Prohibition of Insider Trading) Regulations 1992 from TWL Holdings Limited (copy enclosed).

Kindly take on record the above disclosures.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K. Venkataraman

S.K.VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Encl : a/a

CC : The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai - 600 004.

ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office Ali Towers, IIIrd Floor, # 55 Greams Road Chennai - 600 006. Tel : 044-2829 0956 2829 3896, 2829 3333

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Disclosure of Details of Sale to the Stock Exchanges by Target Company in Terms of Regulations 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

Name of the Reporting Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	03rd August 2005	
Names of the Stock Exchanges where the shares of the target company are listed	Madras Stock Exchange Stock Exchange, Mumbai (BSE) National Stock Exchange (NSE)	
Details of the acquisition / sale received in terms of Reg. 7 (1) and 7 (1A)		
Names of the ~~acquirers~~ / sellers and PACs with them	TWL Holdings Limited	
Date of ~~Acquisition~~ / sale	01st August 2005	
Date of receipt of intimation ~~of allotment~~ by ~~acquirer~~ / seller	01st August 2005	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / interse transfer etc.)	Not Applicable	
Mode of sale (e.g. open market / MOU / off market etc.)	(1) 5,500,000 shares - Off Market Sale (2) 27,027 shares - Open Market Sale (3) 10,367 shares - Open Market Sale	
Particulars of ~~acquisition~~ / sale	Number	% w.r.t. total paid up capital of Target Company.
(a) Shares / ~~Voting rights (VR)~~ of the ~~acquirer~~ / seller before ~~acquisition~~ / sale	6,287,731	12.43%
(b) Shares/~~Voting rights acquired~~ / sold	5,537,394	10.94%
(c) Shares / ~~VR of the acquirer~~ / of the seller after ~~acquisition~~ / sale	750,337	1.48%
Paid up capital / ~~total voting capital~~ of the target company before the said ~~acquisition~~/sale	Rs. 505,986,180/-	
Paid up capital / ~~total voting capital~~ of the target company after the said ~~acquisition~~/sale	Rs. 505,986,180/-	

Note:- The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Place : Chennai
Date : 03rd August 2005

Signature of the Authorised Signatory

FORM - C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulations 13(3) and (6)]

(6) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

...ddress of ...lders	Shareholding prior to Acquisition / Sale	No. and % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares specify	Date of intimation to company	Mode of Acquisition on (Market Purchase / Public / Rights preferential offer etc.,	No.and % of shares / voting rights post acquisition / sale	Trading member through whom the trade was executed with SEBI Regn. No.	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quantity	Sell Value
...s Limited ...Building ...treet	6,287,731	a) 5,500,000 b) 27,027 c) 10367 5,537,394 10.94%	01.08.2005	02.08.2005	Not Applicable	750,337 1.48%	a) Off market sale b) Citigroup Global Markets India pvt ltd SEBI Regn No (NSE) INB231141335 c) Citigroup Global Markets India pvt ltd SEBI Regn No (BSE) INB011141331	N.A NSE BSE	N.A	N.A	a) 5,500,000 b) 27,027 c) 10,367	Rs.350/ share Rs.400.62/ share (less brockerage) Rs.400.09/ share (less brockerage)

For APOLLO HOSPITALS ENTERPRISE LTD.

S. K. Venkataraman

S. ...ATARAMAN
Chief Financial Officer &
Company Secretary

(31)



AHEL / SEC / 2005

03rd August 2005

The Secretary
The National Stock Exchange of India Ltd
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051

Dear Sir,

Sub :- (1) Disclosure under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

(2) Disclosure under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 - Reg.

....

Please find enclosed the disclosure as required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of disclosures received by the company under Regulation 7(1) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997 and Regulation 13(1) of SEBI (Prohibition of Insider Trading) Regulations 1992 from Bisikan Bayu Investments (Mauritius) Limited (copy enclosed).

Kindly take on record the above disclosures.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED,

S.K.Venkataraman

S.K.VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

Encl : a/a

CC : The National Stock Exchange of India Ltd,
7th Floor, Arihant Nitco Park
New No.90 (Old No.99)
Dr.Radhakrishna Salai
Mylapore, Chennai - 600 004.

Disclosure of Details of Sale to the Stock Exchanges by Target Company in Terms of Regulations 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 1997.

Name of the Reporting Company	Apollo Hospitals Enterprise Limited	
Date of Reporting	03rd August 2005	
Names of the Stock Exchanges where the shares of the target company are listed	Madras Stock Exchange Stock Exchange, Mumbai (BSE) National Stock Exchange (NSE)	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7 (1) and 7 (1A)		
Names of the acquirers / ~~sellers~~ and PACs with them	Bisikan Bayu Investments (Mauritius) Limited	
Date of Acquisition / ~~sale~~	01st August 2005	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	01st August 2005	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / interse transfer etc.)	Off Market	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid up capital of Target Company.
(a) Shares / ~~Voting rights (VR)~~ of the acquirer / ~~seller~~ before acquisition / ~~sale~~	Nil	Nil
(b) Shares/~~Voting rights~~ acquired / ~~sold~~	5,500,000	10.87%
(c) Shares / ~~VR~~ of the acquirer / ~~seller~~ after acquisition / ~~sale~~	5,500,000	10.87%
Paid up capital / ~~total voting capital~~ of the target company before the said acquisition/~~sale~~	Rs. 505,986,180/-	
Paid up capital / ~~total voting capital~~ of the target company after the said acquisition/~~sale~~	Rs. 505,986,180/-	

Note:- The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Signature of the Authorised Signatory

Place : Chennai
Date : 03rd August 2005

FORM - A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

[Regulations 13(1) and (6)]

Regulation 13(6) Details of acquisition of 5% or more shares in a listed company

Name and Address of Shareholder with telephone number	Shareholding prior to Acquisition	No.& of Shares voting rights acquired	Date of receipt of allotment / advice Date of acquisition (specify)	Date of intimation to company	Mode of Acquisition (Market / Purchase /Public rights/preferential offer etc)	Share holding subsequent to Acquisition	Trading member throu whom the trade was executed with SEBI Regn No. of the T.M.	Exchange on which the trade was executed	Buy Quantity	Buy value
Bisikan Bayu Investments (Mauritius) Limited 3rd Floor Amod Building 19, Poudriere Street Port Louis, Mauritius Tel: 230 208 8684	Nil	5,500,000 10.87%	01st Aug 2005	03rd Aug 2005	Off Market	5,500,000 10.87%	Not Applicable	Not Applicable	5,500,000	Rs.1,925,000,000/-

For APOLLO HOSPITALS ENTERPRISE LTD,

S.K. Venkataraman

S.K. VENKATARAMA[illegible]
Chief Financial Offic[illegible]
Company Secret[illegible]




Apollo Hospitals
CHENNAI
touching lives

Date : August 3, 2005

Ms. T.S. Jagadharani,
Asst. Vice President,
National Stock Exchange,
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra - Kurla Complex
Bandra (E), Mumbai - 400 051.

Madam,

Sub : Listing of 650,000 underlying Equity Shares represented by Global Depository Receipts (GDRs)

Further to our letters dated 14th and 16th July 2005, we would like to submit the following documents.

1. Letter of Application duly signed
2. Issue Details
3. Distribution Schedule together with annexures
4. Certified true copy of the resolutions passed by the Board of Directors approving the GDR Issue.
5. Certified true copy of the notice convening EGM.
6. Certified true copy of the resolution passed by the shareholders approving the GDR Issue.
7. Certified true copy of the resolution passed by the Committee of Directors for allotment of GDRs.
8. Certified true copy of the pre and post shareholding pattern
9. Certificate from Company Secretary confirming the conversion rate of foreign currency on the date of allotment.
10. Certificate from statutory auditors stating that the company has received the entire consideration payable prior to the allotment of shares.


Apollo Hospitals
CHENNAI
touching lives

11. Certified true copy of Offering Circular have already been submitted vide our letter dated 14th July 2005.

12. Certificate from the Company regarding the issue being under "Automatic Route" as per the Notification of MOF Vide F.No. 15/7/99-NRI dated 19th January 2000.

13. Certified true copy of the listing approval letter issued by Luxembourg Stock Exchange (LSE).

14. Confirmation from Company Secretary that the shares issued rank pari-passu with the existing equity shares of the Company including dividend.

We hereby confirm that the 650,000 equity shares evidencing the GDRs have been issued in physical form (vide S.C. Nos. 340144 & 340145, bearing Dist. Nos. 49,948,619 to 50,229,218, 50,229,219 to 50,598,618 for 280,600 & 369,400 equity shares respectively) in the name of The Bank of New York and the share certificates were delivered to its custodian, ICICI Bank and the copy of the acknowledgement issued by ICICI Bank is also enclosed for your reference.

We request you to grant approval for listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
DY. GENERAL MANAGER – SECRETARIAL.

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Part V
List of documents/ details for required for listing
of shares/ securities underlying GDR/ADR/FCCBs

Sr. No.	List of Documents/ details to be submitted	Yes/No/Not Applicable
1	Part I-Letter of Application	Yes
2	Part II-Issue Details (in case of equity shares)	Yes
3	Part III-Issue Details (in case of securities other than equity shares)	Not Applicable
4	Part IV-Distibution Schedules alongwith annxures thereto	Yes
5	Certified copy of the resolution passed by the Board of Directors approving the issue of GDRs/ADRs/FCCBs	Yes
6	Certified true copy of the notice convening the AGM/EGM of shareholders along with the explanatory statement annexed thereto where the proposal for issue of GDRs/ADRs/FCCBs is to be placed for approval	Yes
7	Certified copy of the resolution passed by the shareholders at the AGM /EGM approving the GDRs/~~ADRs~~/~~FCCBs~~ issue/~~increase~~ in the ~~authorised share capital~~	Yes
8	Certified copy of the resolution passed by the Board of Directors for allotment of FCCBs	Not Applicable
9	Certified copy of the resolution for allotment of shares on conversion of FCCBs or Underlying GDR/~~ADR~~	Yes
10	Certified true copy of the shareholding pattern of the company, pre and post issue of shares in the format given as per clause 35 of the listing agreement as on the date of allotment. (Annexure for holding above 1% and footnote for total foreign holding to be given)	Yes
11	Confirmation regarding conversion rate of the Foreign Currency on the date of allotment by the Compliance officer / Company Secretary / Authorised Signatory	Yes
12	Certified true copy of the amended Memorandum and Article of Association of the company (1 copy) in case the same is amended	Not Applicable
13	Certificate from statutory auditors stating that the company has received the entire consideration payable prior to the allotment of shares/FCCBs	Yes
14	Certified true copy of the letter of offer/offer document/information memorandum giving the terms and conditions regarding the conversion of GDRs/ADRs/ FCCBs	Submitted already vide our letter dated 14th July 2005
15	Certificate from the Company Secretary/Managing Director regarding the issue being under 'Automatic Route' as per the Notification of MOF vide FNo. 15/7/99 – NRI dated January 19, 2000 or the relevant permissions from MOF and RBI	Yes
16	Copy of the letter received from the foreign stock exchange granting approval for listing and listing and trading permission for the securities	Yes
17	Confirmation from the Company Secretary that the shares issued rank pari-passu with the existing equity shares of the Company including dividend	Yes
18	Listing fees as applicable	NA

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part V

List of documents/ details for required for listing of shares/ securities underlying GDR/ADR/FCCBs



Note :

In case any of the above documents have been submitted at the time of seeking approval under Clause 24(a) of the of the listing agreement, the same are not required to be submitted again

Date	25-Jul-05
Place	Chennai
Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD. S.K. VENKATARAMAN Chief Financial Officer & Company Secretary
Name	S.K. Venkataraman
Designation	CFO & Company Secretary



Part - I

LETTER OF APPLICATION

(For listing of Further Issues already listed on NSE)



From:	Apollo Hospitals Enterprise Limited	Date:	25th July 2005
	No. 19 Bishop Gardens,		
	Raja Annamalaipuram		
	Chennai - 600 028		
Tel. No.	044-28290956		
Fax No.	044-28290956		
Email Id	apolloshares@vsnl.net		

The Manager
Listing Department
National Stock Exchange of India Ltd.,
Exchange Plaza, Bandra Kurla Complex,
Bandra (East),
Mumbai - 400 051.

Dear Sir,

In conformity with the listing requirements of the National Stock Exchange (NSE), we hereby apply for admission of the following securities of the issuer to dealings on the NSE

1	650,000 Equity Shares with Distinctive Nos. 49,948,619 to 50,598,618
2	
3	
4	

The securities are/are not identical* in all respects and are/are not are identical* in all respects with the existing securities admitted to dealings on the NSE

The securities will become identical with the existing securities admitted to listing on the NSE in all respects 25-Jul-05 and the documents of title will be enfaced with a note to this effect.

**The securities mentioned at ( ) above proposed to be issued by Prospectus/Offer of Sale/Circular after vetting of the same by SEBI (conversion, exchange, rights, open offer, capitalization of reserves)/ Placing, full particulars of which are given in the statement sent herewith (together with the reasons for the procedure proposed when a placing is intended).

**It is intended to make an Offer for Sale/a Placing of the securities mentioned at ( ) above which have been already issued. We enclose a statement giving full particulars of when, how and to whom the securities were issued and full details of the proposed Offer for Sale/Placing (together with the reasons for the procedure proposed when a Placing is intended).

For APOLLO HOSPITALS ENTERPRISE LTD.

S K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part - I

LETTER OF APPLICATION

(For listing of Further Issues already listed on NSE)



We send herewith/ undertake to send*** the Listing Application and Agreement Forms and the Distribution Schedules, duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake to furnish such additional information and documents as may be required.

We further undertake to submit to the NSE a copy of the acknowledgement card or letter indicating the observation on draft prospectus/ letter of offer / offer documents by SEBI; and a certificate from a merchant banker acting as lead manager to the issue reporting positive compliance by our company of the requirements on disclosure and investor protection issued by SEBI.

We understand that in the event of our failure to submit the above documents or withdrawal of Acknowledgement card by SEBI, we shall be liable to refund the subscription money to the investors immediately.

We undertake to be bound by all requirements, term and provisions and conditions relating to payment of security deposit as contained in the Rules, Bye-Laws and Regulations of NSE

Please enumerate separately shares which are not identical in all respects.

Shares are identical in all respects only if:

i. they are of the same nominal value and the same amount per share has been called up;

ii. they are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross; and

iii. they carry the same rights in all other respects.

**Applicable only when securities for which application for admission to dealings is made are proposed to be issued or having already been issued it is intended to make a placing or an offer for sale. Please strike out where not applicable

***Applicable to new issuers only. Please strike out where not applicable

Date	25-Jul-05
Place	Chennai
Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD. S.K. Venkataraman
Name	S.K. VENKATARAMAN
Designation	CFO & COMPANY SECRETARY



Part II

ISSUE DETAILS

(For Further Issues of equity shares - Other than Rights/Public)



Sr.No.	Particulars		Details to be filled in by the applicant
1	Name of the Issuer		APOLLO HOSPITALS ENTERPRISE LIMITED
2	Description of the Issue (Please tick or write)		
a)	Amalgamation	☐	
b)	Preferential/private placement	☐	
c)	Bonus issues	☐	
d)	Conversion of convertible security into equity	☐	
e)	Shares kept in abeyance	☐	
f)	ADR/GDR	☑	
g)	FCCB's	☐	
h)	Others (Please specify)	☐	
3	Date of Board Approval		18th April 2005
4	Date of Shareholders Approval		24th May 2005
5	Date of Allotment (See Note 1)		25th July 2005
6	Number of equity shares		650,000
7	Face value (Rs.)		10/- per share
8	Paid up value (Rs.)		10/- per share
9	Issue Price (Rs.)		340/- per share
10	Distinctive Number Range from		49,948,619
11	Distinctive Numbers Range to		50,598,618
12	In case last distinctive number does not equal the total issue size then reasons for the same (See Note 2)		Not Applicable
13	Ratio (To be used in case of bonus, share swaps, etc.)		Not Applicable
14	ISIN Code		INE437A01016
15	Lock in details, if any		Not Applicable
a)	Number of equity shares		
b)	Lock in start date		
c)	Lock in end date		
d)	Distinctive Number Range from		
e)	Distinctive Number Range to		

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part II

ISSUE DETAILS

(For Further Issues of equity shares - Other than Rights/Public)



Sr.No.	Particulars		Details to be filled in by the applicant
16	Number of shares issued in : Demat		
	Physical	✓	
17	Consideration(i.e.Cash/Non-Cash/ Partly)		Cash
18	Additional Listing fees paid		Not Applicable
a)	Amount (Rs.)		
b)	Cheque Number		
c)	Cheque dated		
d)	Drawn on		

Note :

1 In case of multiple dates of allotment, please provide an annexure as follows: (a) Date of allotment,

2 Please provide a reconciliation statement to support the explanation of difference if any between the

Date	25-Jul-05
Place	Chennai
Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD. S.K. Venkataraman
Name	S.K. VENKATARAMAN
Designation	CFO & COMPANY SECRETARY

Part IV-Distribution Schedule
Certified Schedule of Distribution



Date : 25-Jul-05

(Name of Issuer) : APOLLO HOSPITALS ENTERPRISE LIMITED

Distribution of (Kind of Security)	Equity Shares	as on :	25-Jul-05
Total Nominal Value Rs.	505,986,180	Nominal value of each share/unit Rs	10/-
Total number of shares/unit	50,598,618	Paid up value per share/unit Rs.	10/-
Distinctive Nos. from:	1	To :	50,598,618

Table I
DISTRIBUTION OF HOLDINGS

Share or Debenture holding of nominal value	Share/ Debenture Holders		Share/ Debenture Amount	
Rs.	Number	% to total	Rs.	% to total
(1)	(2)	(3)	(4)	(5)
Upto 5000	27,902	91.78591401	30789300	6.085008093
5001-10000	1,279	4.207375243	10651180	2.105033778
10001-20000	669	2.200730287	10120140	2.000082295
20001-30000	159	0.523043521	4146620	0.819512501
30001-40000	98	0.322379026	3623650	0.716155923
40001-50000	101	0.332247771	4574080	0.90399307
50001-100000	75	0.246718642	5343400	1.056036748
100001 and above	116	0.3815915	436737810	86.31417759
Total	30,399	100	505986180	100

Yours faithfully,

Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD.
Name	S.K. Venkataraman
Designation	CFO & COMPANY SECRETARY

Part IV-Distribution Schedule
Certified Schedule of Distribution



TABLE II
NAME OF SHARE/DEBENTURE HOLDER AND SHARES/DEBENTURES HELD BY FOLLOWING, viz

Name of Share/Debenture Holder		No. of Shares (or Debentures)	% of total no. of Share/Debenture capital
(1)		(2)	(3)
a)Foreign Holdings:	i.Foreign collaborators		
	ii.Foreign Financial Institutions	11584206	22.89431304
	iii.Foreign Nationals	6287731	12.42668525
	iv.NRI (Persons holding Indian passport staying abroad) holding more than 1% of the equity capital **	-	-
	v.Overseas Corporate Bodies **	50000	0.098816928
	TOTAL	17921937	35.41981522
b)Govt/Govt Sponsored Financial Institutions :	i.LIC of India	-	-
	ii.UTI	127676	0.252331002
	iii.IFCI	-	-
	iv.ICICI	749	0.001480278
	v.IDBI	-	-
	vi.GIC of India and its Subsidiaries	606701	1.199046583
	vii.Nationalised Banks	171776	0.339487533
	viii.Government Companies	-	-
	ix.Central Government	-	-
	x.State Governments	-	-
	xi.State Financial Corporations	161854	0.319878302
	TOTAL	1068756	2.112223697
c) Mutual Funds		203697	0.402574236

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Part IV-Distribution Schedule
Certified Schedule of Distribution



d)Bodies Corporate (not covered under (a) & (b))	i.Holding Company **	–	–
	ii.Subsidiary Companies **	–	–
	iii.Any Other Bodies Corporate in the same group / affiliates **	5677290	11.22024716
	iv.Other Bodies Corporate not in the same group / not affiliated but holding more than 1% of the equity capital and not included in i, ii and iii above **	–	–
	TOTAL	5677290	11.22024716
e)Directors and their relatives (as defined in Sec.6 of the Companies Act, 1956		8709501	17.21292269
f)Top 100 individual shares/debenture holders other than those listed above **		941147	1.86002511
g)Top 100 bodies corporate shares/debenture holders other than those listed above **		892637	1.764152926
h)Others (please specify) GDR DEPOSITARY		9000000	17.78704707

Yours faithfully,

Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD. S.K. Venkataraman
Name	S.K. Venkataraman
Designation	CFO & Company Secretary

Part IV-Distribution Schedule
Certified Schedule of Distribution



TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary & Manager	Official relationship to the Issuer	Number of shares debentures
1	2	3
Dr. Prathap C Reddy	Chairman	1464593
Ms.Preetha Reddy	Managing Director	724670
Ms.Suneeta Reddy	Director - Finance	396795
Ms.Sangita Reddy	Director - Operations	1281254
Mr. P. Obul Reddy	Director	5000
Mr.Rafeeque Ahamed	Director	20000
Mr.T.M.Joseph	Director	23200
Mr.Habibullah Badsha	Director	5403
Mr.S.K.Venkataraman	CFO & Company Secretary	25

Certified correct

Authorised Signatory and Stamp of the company	For APOLLO HOSPITALS ENTERPRISE LTD
Name	S.K.Venkataraman
Designation	CFO & Company Secretary

Note :

- Separate forms should be completed for each class of security e.g., debentures, preference shares, equity shares etc. Similarly separate forms should be completed for shares of the same class which are not identical in all respects

The aggregate of physical and dematerialised holdings, if any, should be given for each class of

Shares are identical in all respects only if

i) they are of the same nominal value and the same amount per share has been called up

ii) they are entitled to dividend at the same rate and for the same period, so that at the next annual distribution the dividend payable on each share will amount to exactly the same sum net and gross; and

iii) they carry the same rights in all other respects



Part IV-Distribution Schedule
Certified Schedule of Distribution

** Name, address, number of shares/debentures and % holdings of each body corporate/persons falling under above categories to be given as a separate annexure as per format given below :

Sr. No.	Name	Address	No. of Shares / debentures held	% of total no. of share/debenture capital

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

(5)


Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE MEETING OF THE

BOARD OF DIRECTORS HELD ON 18TH APRIL 2005

"RESOLVED THAT pursuant to the provisions of Section 81, and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Shareholders, Government of India (GOI), Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Board hereby approves to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000


Apollo Hospitals
CHENNAI
touching lives

Lead Manager to be exercisable at any time from the date of final offering memorandum/circular up to such period after the closing date of such issuance as may be agreed with the Lead Manager to acquire up to an additional 15% equity shares in form of GDR or ADR at the offer price to cover over-allotments, if any and to cover short positions resulting from stabilization transactions and/or to sponsor in international offerings in one or more tranches, the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

"RESOLVED FURTHER THAT the Committee of Directors of the Company comprising of:

1. Dr. Prathap C Reddy
2. Ms. Preetha Reddy
3. Ms. Suneeta Reddy and
4. Mr. N. Vaghul

be and are hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalise the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements (including but limited to subscription agreement, Depository agreement, Trustee agreement), undertaking, deeds, declarations and all other documents and to do all such things, deeds and acts and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into and execute all such arrangements / agreements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Guarantors, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws."

"RESOLVED FURTHER THAT the preliminary as well as the final offering memorandum for the aforesaid issue be finalised, approved and signed singly by any one of the above mentioned Directors of the Company for and behalf of the Company with authority to amend, vary, modify the same as may be considered desirable or expedient and for the purpose aforesaid to give such declarations, affidavits, certificates, consents, authorities as may be required from time to time."

"RESOLVED FURTHER THAT the above mentioned Directors of the Company, be and are hereby severally authorised to enter into any arrangement with any agency or body for issue of Depository Receipts representing the underlying equity shares to be issued by the Company in registered or bearer form with such features and attributes as are prevalent in international capital markets for instruments of this nature and to provide for the tradeability or free transferability thereof as per the international practices and regulations and under the forms and practices prevalent in the International markets."

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K.Venkataraman

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

IS/ISO 9001 : 2000


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the Company do open one or more Bank accounts in the name of the Company in Indian currency or foreign currency(ies) with such Bank or Banks in India and/ or such foreign countries as may be required in connection with the aforesaid issue, subject to requisite approvals from Reserve Bank of India and other overseas regulatory authorities, if any, and that the said Directors/Executives of the Company, any two jointly, be and are hereby authorised to sign and execute the application from and other documents required for opening the account, to operate the said account, and to give such instructions including closure thereof as may be required and deemed appropriate by these signatories, and that the said Bank/s be and is/are hereby authorized to honor all cheques and other negotiable instruments drawn, accepted or endorsed and instructions given by the aforesaid signatories on behalf of the Company."

"RESOLVED FURTHER THAT the Common Seal of the Company if required to be affixed in India on any agreement, undertaking, deed or other document, the same be affixed in the presence of any two Directors in accordance with the Articles of Association of the Company."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/


Apollo Hospitals
CHENNAI
touching lives

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 24TH MAY 2005

"RESOLVED THAT pursuant to the provisions of Section 81 (1A), and all other applicable provisions, if any, of the Companies Act, 1956, Foreign Exchange Management Act, 1999 (including any statutory modification(s) or re- enactment thereof for the time being in force), and the applicable Rules, Guidelines, Regulations , Notifications and Circulars, if any, of the Securities and Exchange Board of India (SEBI), Reserve Bank of India (RBI) and other concerned and relevant authorities, and other applicable laws, if any, and relevant provisions of Memorandum and Articles of Association of the Company and subject to such approval(s), consent(s) permission(s) of the Government of India (GOI) , Foreign Investment Promotion Board (FIPB), RBI, SEBI and any other appropriate authorities, institutions or bodies, as may be necessary and subject to such conditions as may be prescribed by any of them while granting any such approval, consent, permission or sanction, the Company is hereby authorized to issue, offer and allot pursuant to international offerings in one or more foreign markets, Equity Shares, Bonds, Global Depository Receipts (GDRs), American Depository Receipts (ADRs), or any other instrument ("Securities") secured or unsecured subscribed to in foreign Currency(ies) by Foreign Banks, Financial Institutions, Foreign Institutional Investors, Mutual Funds, Companies, Other Corporate Bodies, Non-Resident Indians, Foreign Nationals and other eligible investors as may be decided by the Board (hereinafter referred to as "Investors") whether or not such investors are members of the Company in the aggregate not exceeding USD 75 million by way of public issue, private placement, preferential allotment basis, etc. along with an option being provided in case of GDR/ADR to the Lead Manager to acquire up to an additional 15% equity shares in the form of GDR or ADR and/or to sponsor in international offerings in one or more tranches the issue of GDR / ADR, or any other instrument representing the sale of shares by existing shareholders the size of which shall not exceed USD 60 million."

For APOLLO HOSPITALS ENTERPRISE LTD.

S. K. VENKATARAMAN
Chief Financial Officer &
Company Secretary


Apollo Hospitals
CHENNAI
touching lives

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorised do all such acts, deeds, matters and things as it may at its discretion deem necessary for such purpose including without limitation to the utilization of issue proceeds, finalizing the pricing, terms and conditions relating to the issue of aforesaid Securities including amendments or modifications thereto as may be deemed fit by them, to sign, execute and issue consolidated receipt/s for the Securities, listing application, various agreements such as subscription agreement, Depository agreement, Trustee agreement, undertakings, deeds, declarations and all other documents and to do all such acts, deeds and things, and to comply with all the formalities as may be required in connection with and incidental to the aforesaid offering of Securities including for the post issue formalities and with power on behalf to settle any question, difficulties or doubts that may arise in regard to any such issue or allotment of the securities as it may in its absolute discretion deem fit."

"RESOLVED FURTHER THAT the Board of Directors or any Committee thereof be and is hereby authorized to enter into and execute all such agreements /arrangements as may be required for appointing Managers (including Lead Managers), Merchant Bankers, Underwriters, Financial and/or Legal Advisors, Depositories, Custodians, Principal Paying/ Transfer/ Conversion agents, Listing Agents, Registrars, Trustees and all such agencies as may be involved or concerned in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or the likes, and also to seek the listing of such Securities or Securities representing the same in one or more stock exchanges whether in India or outside India, as may be required by applicable laws."

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office Ali Towers, III rd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333 Extn 5681, Telefax 044-2829 0956 Grams "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE COMMITTEE AUTHORISED BY THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED ON 25TH JULY 2005

The Committee authorized by the Board of Directors was informed that the Company has received a confirmation from Initial Purchasers viz., Citigroup Global Markets Limited, Kotak Mahindra (UK) Limited, Kotak Mahindra (International) Limited and ICICI Securities Inc., of exercising their option to purchase 650,000 Global Depositary Shares (280,600 144A GDS and 369,400 GDS) evidenced by Global Depositary Receipts pursuant to Purchase Agreement dated 7th July 2005.

The Committee was also informed that the company has received a confirmation from Bank of New York (acting as the Depositary) that the Depositary had given irrevocable instructions to transfer the funds from the sale of GDRs to Citigroup Global Market Inc. (acting as the Joint Lead Managers) by way of a wire transfer from the account of the Joint Lead Managers to the account of the Company maintained with Citi Bank, Mumbai and bearing Account No. 10990896.

In furtherance of the above, the Committee authorised by the Board of Directors approved the issuance of Global Depositary Shares (GDSs) evidenced by Global Depositary Receipts (GDRs) to the extent of USD 5.07 million on the following terms:

	GDS / GDR
Size of allocation	650,000 Equity Shares of Rs.10/- each
Premium	Rs. 330 per Equity Share
Listing	NSE, BSE and MSE

The Committee is now required to allot the 650,000 shares underlying the GDRs to Bank of New York (acting as the Depositary) and authorise ICICI Bank Limited (acting as the Custodian) to release the Share certificates from the Escrow and hold it to the order of the Bank of New York and to do all actions incidental thereto. The Committee therefore resolved as follows :

(a) "RESOLVED THAT pursuant to the special resolution passed at the Extraordinary General Meeting of the shareholders held on 24th May 2005 under section 81 (1A) of the Companies Act, 1956, and pursuant to Articles of Association of the Company and Powers delegated to the Committee by the Board of directors at its Meeting held on 18th April 2005 and subject to applicable provisions of the Companies Act, 1956, relevant guidelines of the Securities and Exchange Board of India, Listing Agreement entered into with the stock exchanges and any other applicable Laws / Rules/Regulations and subject to the consent / approval of any other authorities / institutions, consent be and is hereby accorded to create, offer, issue and allot up to 650,000 equity shares of Rs.10/- each of the company to Bank of New York acting as the Depositary (the Depositary) evidenced by two

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer & Company Secretary

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3333, 2829 6666, 2829 2182
Extn 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028


Apollo Hospitals
CHENNAI
touching lives

share certificates bearing numbers 340144 and 340145 registered in the name of Bank of New York and bearing distinctive numbers 49.948,619 to 50,229,218 and 50,229,219 to 50,598,618 (for 280,600 equity shares represented by Rule 144A GDRs and 369,400 equity shares represented by Reg.S GDRs) respectively, such shares representing the underlying shares to the Global Depository Receipts (GDRs) (with each GDR representing One underlying Equity Share of the Company) worth USD 5.07 million to be issued to overseas investors, so that the total number of equity shares to be issued by the Company upon conversion of GDRs does not exceed 650,000 equity shares, at a price of USD 7.80 per GDR (Rs. 340 per underlying share) of the par value of Rs.10/- per share, on such terms and conditions as may be decided and deemed appropriate by this Committee at the time of issue or allotment".

(b) "RESOLVED FURTHER THAT :

(i) The offer, issue and allotment of the aforesaid equity shares representing the underlying shares to the Global Depository Receipts (GDRs) shall be subject to applicable guidelines, notifications, rules and regulations;

(ii) The equity shares representing the underlying shares to the Global Depository Receipts (GDRs) to be issued by the Company as stated aforesaid shall rank pari passu with all existing equity shares of the Company, including for the purpose of payment of dividend that may be declared for the financial year 2004 - 2005.

(c) "RESOLVED FURTHER THAT the Committee hereby approves to issue the letters of allotment and / or the share certificate/s in respect of the aforesaid equity shares representing the underlying shares to the Global Depository Receipts (GDRs) to The Bank of New York under the facsimile signatures of Dr. Prathap C Reddy, Chairman and Mrs. Preetha Reddy, Managing Director, and signed by Mr.S.K. Venkataraman Chief Financial Officer & Company Secretary or Mr.L.Lakshmi Narayana Reddy, Dy. General Manager – Secretarial of the Company and affix the common seal of the company thereon, and do such other acts and execute such documents and writings as they think fit for giving effect to this resolution".

(d)"RESOLVED FURTHER THAT the Dr. Prathap C Reddy, Chairman, Mrs.Preetha Reddy, Managing Director, Mrs. Suneeta Reddy Director – Finance, Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary and Mr. L. Lakshmi Narayana Reddy, Dy. General Manager – Secretarial of the Company be are hereby severally authorised to sign listing application / other required documents, if required under the common seal of the Company and arrange for listing of the equity shares representing the underlying shares to the Global Depository Receipts (GDRs) on the stock exchanges and also make necessary applications/ correspondence in respect of issue of equity shares representing the underlying shares to the Global Depository Receipts (GDRs) either in physical mode or in electronic mode on the NSDL/CDSL as the case may be".

IS/ISO 9001 : 2000

For APOLLO HOSPITALS ENTERPRISE LTD.

S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary


Apollo Hospitals
CHENNAI
touching lives

(e) "RESOLVED FURTHER THAT two share certificates in respect of 650,000 equity shares representing the underlying shares to the Global Depository Receipts (GDRs) bearing Distinctive Nos. from 49,948,619 to 50,598,618 be got printed and the same be machine numbered in serial order".

(f) "RESOLVED FURTHER THAT Dr. Prathap C Reddy, Chairman, Mrs. Preetha Reddy, Managing Director, Mrs. Suneeta Reddy Director – Finance and Mr.S.K.Venkataraman Chief Financial Officer & Company Secretary of the Company be and are hereby severally authorised to do all acts, matters, deeds and things and to execute all documents and to take all steps and give such directions as may be required, necessary, expedient or desirable for giving effect to the aforesaid resolutions".

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/Certified true copy/

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, III Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn 5681 Telefax 044-2829 0956 Grams "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd.Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028